10

07025771

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kingsgate Consolidated Limited

*CURRENT ADDRESS Level 8, 14 Martin Place
Sydney, New South Wales, 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 07 2007
THOMSON
FINANCIAL

FILE NO. 82- 35101   FISCAL YEAR 6/30/06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 8/7/07

Kingsgate
Consolidated Limited
ABN 42 000 837 472

NOTICE OF **ANNUAL GENERAL MEETING** 2006

2:00 p.m. 15 November 2006
Museum of Sydney
Corner of Phillip and Bridge Streets
Sydney NSW 2000



Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Kingsgate Consolidated Limited ABN 42 000 837 472 ("the Company") will be held on **15 November 2006** commencing at **2:00 p.m.** at **the Museum of Sydney, corner of Phillip and Bridge Streets, Sydney, NSW 2000.**

The business to be considered at the Annual General Meeting is set out below. This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. A Proxy Form also accompanies this notice.

Ordinary Business

Annual Reports and Accounts

To receive and consider the annual Financial Report, Director's Report and Auditor's Report to the Shareholders of the Company for the year ended 30 June 2006.

Resolution 1 – Re-election of Mr Peter McAleer

To consider and, if thought fit, to pass the following ordinary resolution:

That Mr Peter McAleer, a Director of the Company retiring by rotation in accordance with the Company's Constitution and the ASX Listing Rules, and being eligible and having signified his candidature for the office, be re-elected as a Director of the Company.

Directors recommend that members vote in favour of the re-election of Mr McAleer.

Resolution 2 – Directors' Remuneration Report

To consider and, if thought fit, to pass the following ordinary resolution:

That the Directors' Remuneration Report for the year ended 30 June 2006 is adopted for the purposes of the Corporations Act 2001.

Note: This is a non-binding vote by shareholders

Voting Entitlements

In accordance with regulation 7.11.37 of the Corporations Regulations, all quoted securities of the Company will be taken, for the purposes of the Annual General Meeting, to be held by the persons who hold them at 7:00 p.m. Sydney time on 13 November 2006. Only those persons will be entitled to vote at the Annual General Meeting on 15 November 2006.

By order of the Board

J Falconer
Company Secretary
11 October 2006

Notes:

1. A member entitled to attend and vote at the meeting has the right to appoint no more than two proxies as his, her or its proxy to attend and vote on his, her or its behalf.
2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.
3. If the member appoints two proxies and the appointment does not specify the proportion or the number of the member's votes each proxy may exercise, each proxy may exercise one half of the member's votes. If the member appoints two proxies, neither proxy may vote on a show of hands.
4. A proxy need not be a member of the Company.
5. A Proxy Form is enclosed.
6. A Proxy Form must be signed by the member or his or her attorney who has not received any notice of revocation of the power of attorney under which he or she was appointed. Proxies given by corporations must be signed by two directors or a director and the company secretary, or for a proprietary company that has a sole director who is also the company secretary (if any), that director, or under the hand of a duly authorised officer or attorney.
7. If the form of proxy is signed but blank in all other material aspects, it will be taken to mean that it is in favour of the Chairman of the meeting for full voting rights. For the appointment of a proxy to be effective, the Proxy Form must be received by the Company at least 48 hours before the meeting.

You are encouraged to forward your Proxy Form by facsimile to the Security Transfer Registrar Pty Ltd 08 9315 2233 or by mail to Security Transfer Registrars Pty Ltd 770 Canning Highway Applecross WA 6153.

Explanatory Notes

Annual Report and Accounts

The Corporations Act 2001 requires the Financial Report, Directors' Report and Auditor's Report for the past financial year to be tabled before the Annual General Meeting, and the Company's Constitution provides for such Reports to be received and considered at that Meeting. Neither the Corporations Act 2001 nor the Company's Constitution require a vote of Shareholders at the Annual General Meeting on such Reports. The Annual General Meeting provides a forum for shareholders to ask questions and make comments on the Company's reports and accounts and on the business and operations of the Company for the year ended 30 June 2005.

In addition, shareholders may, at the meeting, ask questions of the auditor in relation to the following matters:

The conduct of the audit, the preparation and content of the auditor's report, the accounting policies adopted by the company for the preparation of the financial statements and the auditor's independence in relation to the conduct of the audit. Members may submit written questions to the auditor in relation to the above items. Any written questions to the auditor must be submitted to the Company 5 days before the AGM.

Re-election of Director (Resolution 1)
Rule 10.3 of the Company's Constitution provides for the retirement by rotation at each Annual General Meeting of one third of the Directors. ASX Listing Rule 14.4 provides that a director must not hold office (without re-election) past the third annual general meeting following the director's appointment or three years, whichever is the longer. Mr Peter McAleer retires in accordance with these requirements and offers himself for re-election.

The following summary sets out Mr McAleer's biographical details:

> Peter McAleer, 63, is Chairman of Latin Gold Limited and a Director of Kenmare Resources Plc (Ireland). Previously, he was a Director and Chief Executive Officer of Equatorial Mining Limited, and a Director of Mineral El Tesoro (Chile). He has been a Director of Kalahari Diamonds Resources Plc (England), and Executive Director of Whim Creek Consolidated NL, Austwhim Resources NL and The Northgate Group of Companies (Canada). He has been involved in the discovery, and/or successful development, of over 10 base and precious metal deposits in Europe, Australia, South America and North America.

Mr McAleer is member of the Audit Remuneration and Nomination Committees. He has no directorships or other interests which might affect his independence. He has no relationships with Directors of Kingsgate, nor with any customers or suppliers of the company. Mr McAleer holds interests in 380,000 shares in Kingsgate.

Following consideration by the Nomination Committee (absent Mr McAleer) and their recommendation in favour of the re-election, the Board (absent Mr McAleer) recommends that members vote in favour of the re-election of Mr McAleer as a Director.

Directors' Remuneration Report (Resolution 2)
The Directors' Remuneration Report is included in the Company's Annual Report 2006 on pages 32 to 43. The Corporations Act provides that at a listed company's AGM, a resolution that the remuneration report be adopted must be put to the vote. Shareholders will be given the opportunity to ask questions about or make comments on the remuneration report at the Meeting.

The vote on the resolution is advisory only and does not bind the directors or the Company.

Kingsgate Consolidated Limited
ABN 42 000 837 472

Registered Office and Principal Business Office
Level 8, 14 Martin Place,
Sydney, New South Wales, 2000
Tel +61 2 8256 4800
Fax +61 2 8256 4810
Email: info@kingsgate.com.au

Website: www.kingsgate.com.au

KCN:ASX

Kingsgate
Consolidated Limited
ABN 42 000 837 472

PROXY FORM

SECTION A

Appointment of Proxy

I/We being a member(s) of Kingsgate Consolidated Limited and entitled to attend and vote hereby appoint:

☐ the Chairman of the Meeting or ☐

(mark with "X" in box if you wish to appoint the Chairman) (write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting)

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our Proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the Proxy sees fit) at the Annual General Meeting of the Company to be held at 2:00 pm on Wednesday 15 November 2006 at the Museum of Sydney, corner of Phillip and Bridge Streets, Sydney, NSW 2000 and at any adjournment of that meeting.

SECTION B

Voting directions to your Proxy -- please mark [X] **to indicate your directions -**

Ordinary Business	FOR	AGAINST	ABSTAIN*
(1) To re-elect Mr. Peter McAleer	☐	☐	☐
Directors recommend that members vote in favour of this resolution.			
(2) Acceptance of Directors Remuneration Report	☐	☐	☐
This is a non-binding vote by shareholders.			

*If you mark the Abstain box for a particular item, you are directing your Proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

SECTION C

Appointment of a Second Proxy

I/We wish to appoint a second Proxy.

☐ Mark 'X' if you wish to appoint a second Proxy AND ☐ % OR ☐ State the percentage of your voting rights or the number of securities for this Proxy Form

PLEASE SIGN BELOW

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Security Holder 1	Security Holder 2	Security Holder 3
Sole Director and sole Company Secretary	Director	Director/Company Secretary
....	....	....
Contact name	Contact day time telephone	Date

1. **Name and Address**
This is the name and address on the Share Register of Kingsgate Consolidated Limited. If this information is incorrect, please make corrections on this form. Shareholders sponsored by a broker should advise their broker of any changes. Please note that you cannot change ownership of your shares using this form.

2. Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your Proxy please mark 'X' in the box in Section A. Please also refer to Section B of this Proxy Form and ensure you mark the box in that section if you wish to appoint the Chairman as your Proxy.

If the person you wish to appoint as your Proxy is someone other than the Chairman of the Meeting please write the name of that person in Section A. If you leave this section blank, or your named Proxy does not attend the meeting, the Chairman of the Meeting will be your Proxy. A Proxy need not be a Shareholder of Kingsgate Consolidated Limited.

3. Directing your Proxy how to vote

To direct the Proxy how to vote place an 'X' in the appropriate box against each item in Section B. Where more than one Proxy is to be appointed and the proxies are to vote differently, then two separate forms must be used to indicate voting intentions

4. Appointment of a Second Proxy

You are entitled to appoint up to two persons as Proxies to attend the meeting and vote on a poll. If you wish to appoint a second Proxy an additional Proxy Form may be obtained by telephoning the Company's Share Registry (08) 9315 2333 or you may photocopy this form.

To appoint a second Proxy you must:

(a) On each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each Proxy may exercise, each Proxy may exercise half of your votes; and

(b) Return both forms in the same envelope.

5. Signing Instructions

Individual: where the holding is in one name, the Shareholder must sign.

Joint Holding: where the holding is in more than one name all of the Shareholders must sign.

Power of Attorney: to sign under Power of Attorney you must have already lodged this document with the Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the Company has a sole Director who is also the sole Company Secretary this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a sole Director may sign alone. Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary. Please indicate the office held in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be lodged with the Company before the meeting or at the registration desk on the day of the meeting. A form of the certificate may be obtained from the Company's Share Registry.

Lodgement of Proxy

This Proxy Form (and any power of attorney under which it is signed) must be received no later than 2:00 pm on 13 November 2006, being 48 hours before the time for holding the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Please lodge the Proxy Form with the Company's Share Registry. You are encouraged to submit your proxy by mail or fax 08 9315 2233. The addresses of Security Transfer Registrars is as follows:

By mail:	Security Transfer Registrars Pty Ltd PO Box 535 Applecross WA 6953
By hand:	Suite 1, 770 Canning Highway Applecross WA 6153
By Fax:	Fax number + 61 8 9315 2233

Kingsgate
Consolidated Limited

ABN 42 000 837 472

RESPONSIBLE GROWTH + **RETURNS**

ANNUAL REPORT 2006



Contents



WHO IS **KINGSGATE?**

Kingsgate is a gold expert in exploration, development and mining with a track record of world's best practice in sustainability (safety, environment, community relations).

Our focus is to achieve superior returns for shareholders.

Our aim is to leverage the competitive edge developed at our low cost Chatree mine in Thailand to expand production elsewhere in South East Asia, South America and Australia.



Regeneration at Chatree

The team at the Chatree Gold Mine is constantly seeking new or local species which will improve land productivity and enhance biodiversity. Our plant nurseries develop a range of plant stocks for regenerating previously disturbed land.

This commitment to world's best practice is further demonstrated through water management. Chatree's approach is zero discharge and recycles more than 80% of its water in an area with a long dry season.

HIGHLIGHTS

Revenue	Cash Cost	Resources	Lost Time Injury LTI
$74.1 m	US$206/oz	3.8Moz	Zero
Profit	Total Cost	Reserves	Hours Worked Since Last LTI
$16.7 m	US$247/oz	1.7Moz	5.7 million
Earnings Per Share	Gold Poured	Ore Treated	Environmental Incidents (reportable)
19.3c	140,071oz	2.0Mt	Zero
Dividends Per Share	Silver Poured	Gold Grade	Sustainability Index
10c	459,701oz	2.4g/t	A Rating (RepuTex)

- **LOW COST** GOLD PRODUCER
- **WORLD CLASS** GOLD PROVINCE
- CONTINUOUS **GROWTH** 1Moz GOLD/YR
- **REGULAR** DIVIDENDS
- **AWARD WINNING** SUSTAINABILITY

CHAIRMAN'S REVIEW

2005/06 was another profitable year, with net profit of $16.7 million (US$12.3 million), up 99% on last year, with the prospect of higher profits to come as the Company becomes unhedged by the end of 2006/07.

Kingsgate promised solid production, profit and growth – and delivered again.

2005/06 was another profitable year, with net profit of $16.7 million (US$12.3 million), up 99% on last year, with the prospect of higher profits to come as the Company becomes unhedged by the end of 2006/07. The Directors have announced dividends of 10 cents per share for 2005/06 maintaining a 50% payout ratio of after tax profits. A cumulative total of 79 cents per share has been paid as dividends since mid-2002.

A decision was made early in the past financial year to aggressively deliver into the gold hedge positions to allow investors greater leverage to the gold price and manage the new AIFRS accounting standards. The original gold hedge positions existed due to the original mine development being 100% debt financed in 2001/02 when gold prices were US$260-270 per ounce. The gold price was buoyant during the past financial year, trading between US$419-725 per ounce gold.

Consistent mine performance, improved processing capacity and a continued focus on costs underpinned the great result. This was achieved in a difficult year where cost pressures affected all producers in the resources sector. The Directors thank all their staff and contractors for such a strong commitment to efficient production using world's best practice.

The Board was pleased to see a large block of exploration leases (SPL's) granted recently in Thailand. This demonstrated that Kingsgate's patience and persistence pays off with time. The share price rise on the announcement is an indication of the market uplift which would be expected once the mining leases are granted at Chatree North. Many targets previously identified within the exploration leases are now available to be drill tested which provides strong potential for further deposits in the future.

The sell down of 51% equity in the Thai operating company, Akara Mining Limited, is on schedule to meet the Thai Board of Investment guidelines by the end of November 2006. Kingsgate intends to implement a divestment process that will result in the Company ultimately receiving market value for its Thai investment. Discussions have been held with Thai investors and financial and legal advisors have been appointed to complete the process.

Kingsgate is seeking to expand the Company, both at Chatree by increasing production and through discoveries in the recently granted exploration licences, as well as elsewhere outside of Thailand. The aim is to become a significant mid-tier gold producer with over 500,000 ounces gold produced annually.

Projects and companies continue to be reviewed in South East Asia, Australia and South America, with a preference to leverage the Company's skill set in exploration, development and operations in other similar gold districts.







The Directors are confident that Kingsgate is well-placed to advance its strategy for responsible, profitable growth.

A takeover for Andean Resource Limited fitted these criteria, with a mineralisation style similar to Chatree where the Company's skills could be effectively utilised. Initial friendly discussions were rebuffed. A disappointing reaction was received to a very well priced bid with the target apparently focused on other issues apart from the clear value in Kingsgate's skill set and track record to explore and develop the project, as well as the obvious upside potential in Kingsgate.

A new management team has been established over the last 18 months to drive the Company forward, which started with the CEO, Gavin Thomas. A new CFO, Peter Warren, and the appointment of a Corporate Development Manager, Stephen Promnitz, complements the recent promotion of Phil MacIntyre into the newly created role of COO, and Ron James into the position of GM Exploration a year ago. The Directors continue to search for the appropriate person with Thai experience for the Board and to strengthen the Bangkok-based management.

The Directors are confident that Kingsgate is well-placed to advance its strategy for responsible, profitable growth. The healthy outlook for 2006/07, with similar production levels as the previous year, provides upside potential from becoming an unhedged gold producer by June 2007, potential exploration success in newly granted leases, the completion of the sell down and anticipated granting of mining leases at Chatree North.

Ross Smyth-Kirk
Director

Key Results

Financial Summary		2006	2005	% Change
Revenue	$'000	74,143	66,770	11
Net Profit Before Tax	$'000	16,662	8,391	99
Income Tax	$'000	-	-	-
Net Profit After Tax	$'000	16,662	8,391	99
Cash Flow from Operations	$'000	21,889	22,184	-1
Capital Expenditure	$'000	15,201	4,229	259
Exploration and Land Expenditure	$'000	15,310	33,913	-55
Dividends Paid (Cash and DRP)	$'000	8,669	11,973	-28
Basic Earnings Per Share	Cents	19.3	9.8	97

Production Summary		2006	2005	% Change
Ore Treated	Tonnes	2,000,264	1,828,876	9
Ore Grade	Au g/t	2.4	2.4	-
Recovery	%	90.2	90.8	-1
Gold Poured	Ozs	140,071	126,550	11
Silver Poured	Ozs	459,701	353,275	30
Cash Costs per Ounce	US$/oz	206	212	-3
Total Cost per Ounce	US$/oz	247	262	-6
Average Realised Price	US$/oz	355	401	-11
Average Spot Price	US$/oz	525	422	24


KINGSGATE DELIVERS
High Dividends
Low Cost Growth
Profitable
Rapid Growth
Solid Production
Sustainable and Safe
GOLD EXPERTS

CHIEF EXECUTIVE OFFICER'S REPORT

Chatree's results continue to establish Chatree as a very low cost producer and in the lowest 20% of producers globally. Exploration will deliver more Chatree-style deposits in the near future.

4

Consistent, low cost gold production with world class safety, environmental and workplace standards underpinned a 'cracker' result for 2005/06. Rapid growth in resources continued and the feasibility study is almost complete for the plant expansion at Chatree. A large block of exploration leases have been granted recently which contain drill ready targets and potentially other Chatree-size deposits.

Production/Operations

Total production at Chatree for the year was 140,071 ounces of gold and 459,701 ounces of silver at a total cash cost of US$206 per ounce and total production cost of US$247 per ounce of gold. These results continue to establish Chatree as a very low cost producer and in the lowest 20% of producers globally (Source: Global Mining Research). Industry-wide cost pressures were managed this year with cash costs being reduced 3% year-on-year, which was a stand-out result.

Gold production represents an increase of 10.7% on the previous year mainly as a result of higher plant throughput following the full commissioning of the pebble crusher. The annualised throughput rate has increased from 1.83 to 2.35 million tonnes per annum. However, there is limited opportunity to increase this further prior to the planned major expansion.

Continuous improvement initiatives are continually assessed, with detailed discussions underway to reduce explosives costs by preparing bulk explosives adjacent to the mine and using improved blasting methods to potentially reduce the grinding/energy cost per tonne in the plant. Underground mining under the current pits is being evaluated at present which may increase gold production marginally.

Sustainability

Kingsgate operates one of the world's safest mines, based on our research, with only one lost time injury ever (in 2003) in nearly 5 years of operation plus a further year for the original construction period. No reportable environmental incidents have occurred during the same period.

The Company maintained international accreditations for ISO 9001 for Quality Management, ISO 14001 for Environmental Management and OHSAS 18001 for Occupational Health and Safety Management. The Company is finalising ISO 17025 accreditation for the laboratory which is anticipated to be granted shortly.

Akara has also applied for certification of the Chatree operation to the international SA 8000 accreditation for Social Accountability and the Thai Labour Standard (TLS 8001) and is awaiting certification audits for both. These Standards provide for labour protection, welfare, employee relations and health and safety, as well as the Conventions of the International Labour Organisation and United Nations.

Chatree won several major Thai awards for outstanding health, safety and labour relations, environmental management and business excellence. The mine strengthened community relations through a focus on health and education.

Kingsgate has maintained its 'A' rating for sustainability with RepuTex and its high rating with the DowJones-SAM AuSSI rating system, both established for ASX listed companies. The Company has produced its 4th consecutive Sustainability Report with a Thai version nearing completion for stakeholders and new investors in Thailand.

The Company remains intent on improving its 'model mine' in Thailand, which should demonstrate the Company's ability to expand and open further mines in the future in a responsible manner considering all stakeholders.

Expansion Growth

An expansion is planned to double gold production to approximately 300,000 ounces per year and increase annual silver production to approximately 2 million ounces from 350-450,000 ounces at present.





Kingsgate operates one of the world's safest mines, with only one lost time injury ever in nearly 5 years of operation.

Ausenco are in the process of completing the upgrade of last year's scoping study to a full feasibility study on the expansion of the processing plant to handle 5 million tonnes per annum of ore. Grinding mills with an increased capacity of 2.7 million tonne per annum would be added. Gravity concentration circuits will be installed on both parallel grinding circuits. A new leach circuit with a modified Merrill Crowe circuit will be added to improve silver recoveries from around 45% at present up to 70%. This is considered to be very beneficial since silver grades are 3 to 5 times higher at Chatree North A pit than the current Chatree pits. The existing cyanide carbon in leach circuit will be retained and operated in series.

Industry wide cost increases on capital items and lengthened delivery timeframes, especially on grinding mills, are expected to impact the final feasibility study, substantially increasing the scoping study capital cost estimates of early 2005.

The expansion will be subject to the granting of nine mining leases at Chatree North. The Environmental Impact Assessment (EIA) for Chatree North has been completed by the Company and is in the final stages of assessment by the relevant authorities. Once the EIA is formally approved, the mining leases applications can proceed within the Thai government approval process.

Exploration Growth

Exploration has continued to increase resources by around one million ounces of gold per annum for the last three years at a globally low cost of US$7 per ounce gold. Mineral Resources now stand at 3.8 million ounces gold and 32 million ounces silver, with Ore Reserves of 1.7 million ounces gold. There has been an increased focus on converting discoveries to higher categories of mineral resources and ore reserves. This was demonstrated by a 45% increase during the year of resources in the measured and indicated category.

The limits of the gold mineralised system at Chatree have not been found yet, with the A pit at Chatree North open in all directions. Beyond the mine area, the mineralisation has been extended over 23 kilometres north and south of Chatree. Therefore, the exploration budget has been increased further, from US$7.9 million last year to US$11 million for 2006/07, with a further drill rig bringing the total to nine available drill rigs.

A large contiguous block of exploration leases (SPL's) were granted recently with a further block expected to be granted soon, covering an area of 1500 square kilometres in the three provinces of Phitchit, Phetchabun and Phitsanulok. Over 40 targets were identified by non-disturbance surface sampling and geophysics, allowable prior to granting. A number of drill-ready targets are available for testing. One target has a surface anomaly of a similar size to Chatree of around 23 square kilometres. Land access agreements are being negotiated prior to drilling.

Exploration outside of the Chatree district lead to new exploration lease applications southeast of Bangkok.

In South America, Kingsgate continues to pursue opportunities and acquire tenements in Peru, Chile and Argentina in search for gold and silver epithermal systems.

Gavin Thomas Chief Executive Officer


THAILAND
Chatree Gold Mine
Bangkok


Exploration Success at Chatree
Gold Million Ounces
Exploration Spend in US$M
0
1
2
3
4
5
10
9
8
7
6
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
Ore Reserves
Mineral Resources
Mining Depletion
Exploration Spend US$M

FINANCE

KINGSGATE HAS A HISTORY OF STRONG SHARE MARKET **RETURNS AND REGULAR DIVIDENDS**



Kingsgate has an excellent track record of superior share price performance and total shareholder returns over the longer term.

Over the last 5 years to end FY06, investing in Kingsgate delivered:

- A share price increase of 625%
- Total annual rate of return of 53%*

Group Earnings

The net profit after tax for the year was $16.7 million and represents a 99% increase on the profit of $8.4 million achieved in the previous year. The profit is equivalent to US$12.3 million, a significant improvement to that achieved in 2004/05 of US$6.5 million. Operational performance improved over the previous financial year mainly due to a 10% increase in mill throughput at similar grades and a slightly lower cash cost per ounce. The Group aggressively delivered into hedge positions (as it moves to become an unhedged producer) which impacted on revenues but not profits as provisions taken in the transition to AIFRS were released. In addition, $2.85 million of exploration expenditure mainly in South America was expensed to profits during the year.

Gold production for the year was 140,071 ounces. Total revenue amounted to $74.1 million, an increase of 11% over the previous year. The increase in revenue resulted from higher gold production although the delivery into hedge positions constrained revenue. The average gold price received during the year was US$355 per ounce.

The Group continued with its focus on cost management and achieved unit cash costs of production of US$206 per ounce and a total production cost of US$247 per ounce. Procurement of supplies and services is increasingly being sourced within Thailand at internationally competitive prices.

The weighted average earnings per share for the year amounted to 19.3 cents compared with 9.8 cents achieved in the previous year.

Group Cash Flow

The Group's cash flow for the year totalled $21.9 million despite the pre-delivery of out-of-the-money hedges. Net investing cash flows for property, plant, equipment and exploration were $36.2 million and included $15.3 million invested on exploration activities.

Dividends paid during the year amounted to $7.4 million and a further $1.3 million was expended on the Share Buy Back program, under which 376,167 shares were cancelled.

The Group has available a financing facility of US$16 million, with 4 banks participating by means of a revolving credit facility. The facility was fully available at year-end.



Operating Profit and Cashflow
0
10
20
30
40
50
60
33
47
38
8
17
2001/02
2002/03
2003/04
2004/05
2005/06
Op Cashflow
Op Profit

Financial Position

Shareholders' equity at 30 June 2006 was $128 million and represents an increase of 5.6% on the previous year.

Income Tax

The Group's operation is located in Thailand and operates under approvals received from the Royal Thai Board of Investment (BOI). Subject to meeting BOI conditions, the benefits of these approvals include an exemption from corporate income tax for 8 years, with a reduction of 50% of the standard rate available for 5 years thereafter based on a production of 178,416 ounces of gold and 583,733 ounces of silver per year. In addition, there are no withholding taxes applicable on dividends remitted to Australia during the initial exemption period.

Risk Management

The Group holds a gold hedge book due to the original mine development being 100% debt financed in 2001/02 when gold prices were US$260-270 per ounce. The principal objective in managing revenue risk through the use of hedging instruments is to minimise the downward price exposure associated with the volatile gold market.

The Group constantly monitors the gold market and hedge book to actively manage value. A decision was made early in the 2005/06 financial year to aggressively deliver into the gold hedge positions with the view to providing, in the future, an increased exposure to spot gold price in a rising gold price environment. This resulted in pre-deliveries of out-of-the-money hedge positions during the year.

Financial instruments used by the Group include forwards, puts and calls, of which a number have down and out barrier levels. As at 30 June 2006, price limiting positions had reduced to 58,780 ounces of gold at US$317 per ounce which represent approximately 4% of the total Ore Reserves.

* AFR Smart Investor, July 2006



The negative mark to market valuation of these positions as at 30 June 2006 was $23.2 million, calculated by reference to the year-end spot gold price and exchange rate. However, these positions will be closed out by the end of the new financial year 2006/07.

Dividends

A final dividend of 5 cents per share was paid to shareholders during the year relating to the 2004/05 year. In addition, an interim dividend for 2005/06 of 5 cents per share was paid to shareholders in April 2006. The Directors have declared a final dividend of 5 cents per share, payable on 3 October 2006. This brings the total dividend declared for the year to 10 cents per share.

Business Development

During the course of the year, a takeover bid was made for ASX-listed Andean Resources Limited, which resulted in a 22.4% strategic position, being booked as an asset available for sale. Potential conflicts of interest were managed in accordance with the Company's corporate governance policies. Therefore the CEO, Gavin Thomas, was excluded from any involvement in the process due to his position on the board of Andean Resources at that time. Kingsgate maintained its 19.7% position in Goldstar Resources, which is an explorer assessing the potential of the historical Victorian gold district around Walhalla.


Global Cash Cost Curve
600
500
400
300
200
100
0
0%
25%
50%
75%
100%
Barrick
Newmont
Cash Cost Curve 2005


Cash Costs and Total Costs
400
300
200
100
0
61
94
135
212
206
2001/02
2002/03
2003/04
2004/05
2005/06
Cash Cost
Non Cash Cost
Realised Gold Price


Operating and Investing Cashflow
60
50
40
30
20
10
0
29
57
49
22
22
2001/02
2002/03
2003/04
2004/05
2005/06
Operating Cashflow
Investing Cashflow

OPERATIONS

KINGSGATE HAS A PROVEN TRACK RECORD DEVELOPING AND OPERATING A **SHOWCASE MINE** AT CHATREE


LotusHall
LotusHall

The Chatree mine was able to maintain costs with an increase in plant throughput. This demonstrates the commitment by the 99% Thai workforce to productivity and to Kingsgate's ability to operate in different cultures.

Consistent production was achieved at the Chatree mine, up 11% on the previous year. Challenging conditions persisted of harder ore and waste rock, with longer haul distances, unusually heavy rain and the new A pit developed at Chatree North, against a backdrop of higher industry wide costs.

The mine continued its world's best practice in sustainability and is considered to be the world's safest metallurgical mining operation, based on publicly available mine safety records in Australia and Canada (Source: MCA, CIMM).

- Gold production: 140,071 ounces (up 11%).
- Silver production: 459,701 ounces (up 30%).
- Cash costs: US$206 per ounce (down 3%).
- Total production costs: US$247 per ounce (down 6%).
- Mill throughput: 2.0 million tonnes per annum (up 11%).
- Mill throughput annualised rate: 2.35 million tonnes per annum (up 30%).
- Hours worked without lost time incident: 5.4 million.
- Hours worked since start of construction: 7.5 million, with one lost time incident – world's safest metallurgical mine, on data reviewed.

Percentages in brackets (x%) represent change year-on-year.

The production increase was mainly due to increased mill throughput following the full commissioning of the pebble crusher. Annualised nameplate mill capacity was raised from 1.8 to 2.35 million tonnes per annum. However, there is limited opportunity to increase throughput further prior to the planned major expansion.

Gold grades for the year averaged 2.4 grams per tonne with a waste-to-ore ratio of 7:1, both as forecast.

Costs were kept down at US$206 per ounce gold due to the benefits of increased scale, the use of grid power, lower wage pressures due to few expatriates and the increased sourcing of materials in the local Thai market through the Company's 'Buy Thai' policy. Maintaining costs was an excellent performance given the increased costs of fuel, consumables, explosives and cyanide. Most material mined was hard rock requiring additional drilling, blasting and grinding in the mills. Increased rock support was required. The largest cost increase came with increased fuel prices and the gradual removal of all Thai subsidies on fuel during 2005/06, plus the longer haulage distances from a deeper pit and from Chatree North.

Mining activities continued mainly in the C-H-P pit with minor contributions from the D and S pit at Chatree. Development of the new A pit at Chatree North commenced in 2006, following the granting of one new mining lease. Personnel increased approximately 30% on site, although mainly among the contractors.

Continuous improvement initiatives are continually assessed, with detailed discussions underway to reduce explosives costs through the use of bulk explosives. This would involve mixing bulk explosives close to the mine and using improved blasting methods to potentially reduce the grinding/energy cost per tonne in the plant. Underground mining under the current pits is being evaluated at present which may increase gold production marginally.

Sustainability

Kingsgate operates one of the world's safest mines, based on our research, with only one lost time injury ever (in 2003) in nearly 5 years of operation plus a further year for the original construction period. No reportable environmental incidents have occurred during the same period.

The annual external environmental audit confirmed that the mine continues to operate to high standards and in compliance with its statutory requirements. The Company maintained international accreditations with ISO standards on quality, environment and health and safety. Environmental performance under the Mineral Council of Australia's 'Enduring Value' was assessed with favourable results. Kingsgate became a founding signatory to the International Cyanide Management Code for the safe use, handling and storage of cyanide.

Workplace initiatives continued in Thailand which included a focus on training and self improvement as well as women in management. Employee's individual bonus structure includes performance measures against safety and environmental targets.







Community development programs continued with assistance to local villages, construction of two new schools and support of local cultural activities. Public education regarding the planned expansion and future rehabilitation continued. Community relations activities were restructured with plans to devolve some aspects to a Thai NGO.

Akara, the Thai operating entity, received numerous Thai awards for outstanding environmental, health, safety and labour relations. These include:

- The Prime Minister's 'Best Practice Award for Employee Welfare' (for the 4th consecutive year).
- The National Safety Competition's 'National Occupational Health and Safety and Environment Award 2005'.
- The Ministry of Labour's 'Best Practice Award for Labour Relations' (for the 2nd consecutive year) and 'Zero Accident Award'.
- The 'White Factory' Award under the 'To Be Number One' (anti-narcotics) campaign in 2006.
- AusCham Thailand's Business of the Year Award 2006', and 'Environmental Excellence Award 2006'.

Kingsgate maintained its high rating with global sustainability ratings agencies, including its 'A' rating with RepuTex and its high rating with the DowJones-SAM AuSSI rating system, both established for ASX listed companies.

The Company has produced its 4th consecutive Sustainability Report with a Thai version nearing completion for stakeholders and new investors in Thailand. Kingsgate is the only miner on the ASX currently with an 'A' rating or better, except for Rio Tinto and BHP.


Ore Mined and Treated
Tonnes ('000)
2,500
2,000
1,500
1,000
500
0
821
1,511
1,946
1,521
1,851
2001/02
2002/03
2003/04
2004/05
2005/06
Ore Mined
Ore Treated


Production
(Oz '000)
500
400
300
200
100
0
91
154
150
127
140
2001/02
2002/03
2003/04
2004/05
2005/06
Gold
Silver


Plant Throughput and Grade
Plant Throughput (Mtpa)
2.5
2.0
1.5
1.0
0.5
0
0.67
1.32
1.67
1.83
2.00
forecast 2.35
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
Throughput
Ore Grade


Chatree C-H Pit


C Pit with A Pit in background

Expansion

An expansion is planned to double gold production to around 300,000 ounces per year and increase annual silver production to around 2 million ounces from 350–450,000 ounces at present.

Ausenco, who constructed the original plant, are in the process of completing a full feasibility study on the expansion of the processing plant to handle 5 million tonnes per annum of ore. The crushing section of the plant is planned to be duplicated, adding grinding mills with a 2.7 million tonne per annum additional capacity. Gravity concentration circuits will be installed on both parallel grinding circuits. A new leach circuit with a modified Merrill Crowe circuit will be added to improve silver recoveries from around 45% at present to around 70%. This is considered to be very beneficial since silver grades are 3 to 5 times higher at Chatree North A pit than the current Chatree pits. The existing cyanide carbon in leach circuit will be retained and operated in series to handle all production. A new Tailings Storage Facility will be added to double capacity and a new duplicate substation will be required.

Industry wide cost increases on capital items and lengthened delivery timeframes, especially on grinding mills, are expected to substantially increase the capital cost above the scoping study estimate of early 2005.

The expansion will be predicated on the grant of the remaining nine mining leases at Chatree North. Good progress was made during the year with the submission of the Environmental Impact Assessment (EIA) for Chatree North, currently in the final stages of assessment by the relevant authorities. Once the EIA is formally approved, the mining leases applications can proceed through the Thai government approval process, although a timeframe is difficult to estimate.

Map of Chatree Operations


N
A Pit
A East Pit
D Pit
K West Pit
K East Pit
Access road
C-H Pit
Chatree Mine
Chatree Mining Lease
1 Kilometre
Reference
Granted Mining Lease
Chatree North Mining Lease Application
Proposed pits, Chatree North
Priority Target Area for potential extensions to existing resources

EXPLORATION

EXPLORATION DELIVERS
CONTINUOUS GROWTH OF 1Moz/yr
IN A **WORLD CLASS** GOLD PROVINCE



Exploration continues to be well funded, at US$7.9 million in 2005/06 and forecast to be US$11 million in 2006/07 due to recently granted exploration leases.

Exploration continues to deliver low cost growth in:

- Resources & Ore Reserves growth at Chatree/Chatree North
  - with 1Moz/yr resource growth over 3 years at US$7/oz resource,
  - with a 25% increase in Resources to 3.8Moz gold,
  - a 45% increase in the Measured & Indicated Resources to 3.2Moz.
- Additional prospects near mine discovered with
  - mineralisation detected over 23 kilometres north-south from Chatree.
- New drill ready regional targets
  - with one similar in size to Chatree (23 square kilometres) within 25 kilometres of the mine.

Exploration continues to be well funded at US$7.9 million in 2005/06 and forecast to be US$11 million in 2006/07 due to continuing success at Chatree and recently granted exploration leases.

The presence of a new world-class gold province is being demonstrated in central Thailand.

Chatree/Chatree North

Exploration continued to focus on developing resources and ore reserves in the Chatree mine area and Chatree North. The Company's significant exploration program achieved continuing success and raised the total Company Ore Reserves to 1.7 million ounces of gold as at 31 May 2006, an increase of 22% on 30 June 2005, including mine depletion. Mineral Resources as at 31 May 2006 amounted to over 3.8 million ounces of gold, compared with 3.0 million ounces 11 months earlier and represents a 25% increase over 2005.

One of the exploration objectives was to improve the quality of resources in the Chatree/Chatree North area. Eight drill rigs were used to upgrade the category of the resources into the Measured and Indicated Resource category, necessary for Ore Reserve estimation and mine planning associated with the planned plant expansion.

The Measured & Indicated Resource category increased 45% to 3.2 million ounces gold. Over 4.5 million ounces of gold have been defined at the Chatree area.

Kingsgate considers that a world class gold system exists at Chatree. Greater than 5 million ounces gold is the common threshold for defining a world class gold deposit. The Company's geologists believe that potential exists for up to 10 million ounces gold. The geochemical anomaly at Chatree covers 28 square kilometres and other targets exist with a similar size anomaly.

The popular arbitrary threshold is 5 million ounces to define a world-class gold deposit. Kingsgate geologists believe the potential exists for 10 million ounces of gold in the Chatree and nearby region.

Discovery costs continue to be at globally low levels of US$7 per resource ounce gold for the last three years. Although resources have been added at a rapid rate, the limits to the mineralisation at Chatree/Chatree North have not been reached, with the system open in virtually every direction. New discoveries have

Chatree North – Conceptual View of A Pit and Ore Zones


A HILL
A EAST
30m@16.3g/tAu
12m@30.0g/tAu & 318g/t Ag
feeder zone
higher grade underground potential

Current A Pit shell at Chatree North showing high grade underground potential (purple) and open cut (red) wire frames of gold zones



been made at various locations north of the existing operations and this trend of mineral discovery is anticipated to continue for the foreseeable future. The gold mineralisation at Chatree is closely associated with a 'resistivity' geophysical signature and exploration work has identified this discernable anomaly for approximately 23 kilometres in strike length north and south of the Chatree operations.

During the past year, the proposed ultimate pit shell for the A – A East pit was extended and new high grade zones were identified, especially in the central part of the proposed A pit at Chatree North. High grade gold-silver zones intersected at depth in A East have excellent potential to develop into underground targets. Best results included intersections of 8-12m at over 1 ounce per tonne gold and 10-50 ounces per tonne silver.

Within the current pit at Chatree, new high grade zones were identified in the H pit and at C North and C South, which are geologically continuous and are being assessed for underground development. Immediately to the west of P pit lies J prospect with some exciting surface gold intercepts. Drilling in the Chatree pit ensured that new resources more than replaced the depleted (mined out) ore.

The exploration focus during 2006/07 will be to extend the A pit resource westward in an undrilled area on the hill itself, left previously as a noise buffer prior to the development of the new pit. Near surface high grade results at Q prospect will also be followed up, together with drill testing east of the planned A pit.

Regional Exploration – Thailand

On 17 August 2006, 51 contiguous exploration licences (SPL's) that surround the Chatree mine in the Phichit and Phitsanulok provinces were granted. This was the largest block of exploration licences ever granted in Thailand. The remaining 50 exploration licences in Phetchabun province are anticipated to be granted shortly. This will allow for detailed exploration to commence over a large 1500 square kilometre area in the highly prospective central gold belt of Thailand where several drill ready targets have been identified.

Since applying for these SPL's almost three years ago, Kingsgate's Thailand subsidiaries have been conducting permissible reconnaissance exploration including airborne geophysics (magnetic, radiometric and resistivity surveys), regional stream sediment sampling, rock chip sampling and geological mapping. Across the three provinces, 40 targets have been identified for detailed follow-up, with 30 of those targets located by the Kingsgate-Akara team.

The other key exploration focus during 2006/07 will be to drill-test some of these exciting drill ready targets away from the main Chatree system.

The Chatree Gold Mine has at its disposal nine drill rigs of which seven are dedicated to exploration, although they are dominantly focused near mine. The Company also has 18 exploration geologists with excellent knowledge of the area and is recruiting additional personnel to explore the SPL's.

One drill ready target has a surface anomaly similar to Chatree covering approximately 23 square kilometres. Other targets have potential for significant high grade gold veins.







Elsewhere in Thailand, Kingsgate's first mover advantage helps in selecting other priority targets for exploration licence applications. Fourteen applications were made during the year over an area approximately 100 kilometres south-east of Bangkok. Sampling has been conducted to the north of Chatree towards Loei and the Laos border where additional SPLA's are being considered.

South America

Kingsgate has been exploring in Peru, Chile and Argentina for over three years seeking low sulphidation epithermal gold deposits similar to Chatree. Mines have been developed on such deposits but most of the exploration emphasis traditionally has been for larger, higher grade high sulphidation epithermal gold deposits or porphyry copper deposits.

Numerous projects have been reviewed for potential acquisition or joint venture/farm-in. Some leases have been obtained over exploration targets with open ground available for application in each of the three countries.

One prospect in Northern Chile, near Copiapo, underwent a detailed drill program and although gold veins were intersected, the leases were abandoned due to unsatisfactory results. Another project in the high Andes of Peru will require substantially more surface exploration prior to a decision to drill as access is solely by mule or foot.

The exploration methodology and approach to project assessment is currently being reviewed in order to maximise cost effectiveness.

Exploration Licences Around Chatree



N
Phitsanulok Province
Granted
Chatree North
Chatree
Phichit Province
Phetchabun Province
Pending
Nakhonsawan Province
0 5 10 Kilometres
Other companies

MINERAL RESOURCES AND ORE RESERVES

Mineral Resources Inclusive of Ore Reserves as at 31 May 2006 (> 0.6g/t Au cut off)

Source	Category	Tonnes (million tonnes)	Grade Gold (g/t)	Grade Silver (g/t)	Contained Ounces Gold (million Oz)	Contained Ounces Silver (million Oz)
Chatree Mine Total[1]	Measured	6.2	1.8	8	0.36	1.65
On Current Lease	Indicated	7.5	1.6	7	0.38	1.70
	Inferred	4.2	1.7	8	0.23	1.05
	Total	17.9	1.7	8	0.96	4.40
Chatree North Total[2]	Measured	31.7	1.6	17	1.61	17.03
	Indicated	16.7	1.6	14	0.83	7.59
	Inferred	6.0	1.5	13	0.29	2.51
	Total	54.4	1.6	16	2.74	27.13
Stockpiles		1.2	1.0	5	0.04	0.19
Chatree Total	Total	74.6	1.6	13	3.78	31.91

Preliminary pit optimisations at US$450/oz gold indicate a 0.6g/t gold cut-off is appropriate.
The resource block model has been optimised to compensate for the smaller mining blocks based on the operational history of selective mining at Chatree.
Using the September 2005 resource cut-off grade of 0.7g/t, Resources are 3.5Moz gold @1.8g/t & 29Moz silver @15g/t.

Ore Reserves as at 31 May 2006 (>0.7g/t Au cut off)

Pit Source	Category	Tonnes (million tonnes)	Grade Gold (g/t)	Grade Silver (g/t)	Contained Ounces Gold (million Oz)	Contained Ounces Silver (million Oz)
Current Chatree Leases [1,3]	Proved	1.7	1.7	8	0.09	0.41
	Probable	2.3	2.1	8	0.17	0.60
	Sub-total	4.0	2.0	8	0.26	1.01
Chatree North[2,4]	Proved	19.4	1.8	19	1.10	12.00
	Probable	5.1	1.8	17	0.30	2.80
	Sub-total	24.5	1.8	19	1.40	14.80
Total from Pits	Proved	21.1	1.8	18	1.19	12.41
	Probable	7.4	1.9	14	0.47	3.50
	Total	28.5	1.8	17	1.66	15.90
Stockpiles		1.2	1.0	5	0.04	0.20
Kingsgate Total	Total	29.7	1.8	17	1.70	16.10

Notes:
Some rounding of figures may cause numbers not to add correctly.
(1) Includes C, H, D, HS, HW, S and P pits at Chatree Mine cut to the May 2006 surface.
(2) Includes A, AE, Q, KW and KE at Chatree North.
(3) Chatree Mine Lease Notes
a) Based on a composite of the current design and 'H main' and 'C south' cut backs & the 'C North' underground.
b) Based on a $US600/oz gold price and $US11/oz silver price, only at Chatree mine.
c) Assumes the remaining contained gold can be forward sold in the medium term.
d) Reserves exclude the highway 1301 corridor and some underground options. The September 2005 statement included open pit reserves in the highway corridor which have now been excluded.
e) Mining costs on average have increased from $US1.07/t to $1.45/t based on updated assessments of long term fuel costs, consumables, mining contract costs (including drill and blast) and geotechnical services.
f) Expected increases to mining & processing costs have been allowed for in the optimisation parameters
(4) Chatree North Notes
a) Based on a three year average gold price of $US450/oz and a silver price of $US11/oz.
b) Based on modified optimum pit shells including haul road allowance in the slopes, long term fuel, consumables, and mining contract prices.
c) Reserves have been truncated at the highway 1301 corridor, which has resulted in a reduction of certain reserves contained within the 30 September 2005 announcement.

Chatree Gold Mine Ore Reserve Reconciliation

Ore Reserves (Oz Gold) at 30 June 2005	Mined until 31 May 2006	Discoveries	Ore Reserves (Oz Gold) at 31 May 2006	Increase %
1,505,000	(136,000)	331,000	1,700,000	22

Information in this report that relates to geology, drilling, mineralisation and Mineral Resource estimates is based on information compiled by Rob Spiers, Ron James and Mike Garman who are Competent Persons under the meaning of the JORC Code with respect to the mineralisation being reported on. These interim estimates are unaudited by an independent expert. All the joint authors of the Mineral Resource Statement are employees of Kingsgate Consolidated Limited and its wholly owned subsidiaries. All have given their consent to the Public Reporting of these statements concerning geology, drilling and mineralisation in this format.

SUSTAINABILITY

KINGSGATE'S RECORD NUMBER OF **AWARD WINNING** SUSTAINABILITY INITIATIVES DEMONSTRATE THE COMPANY'S **COMMITMENT TO WORLD BEST PRACTICE**



Kingsgate is the only gold mining company on the ASX to be included in the RepuTex Social Responsibility Investment (SRI) Index and achieved an A rating.

Kingsgate conducts its operations to the highest standards and with due regard for the economic, social, governance and environmental considerations for the benefit of all stakeholders. The Company strives to achieve a 'model mine for a model future'.

Highlights for 2006

Kingsgate maintained its excellent safety record, strengthened its environmental practices and completed a number of community development projects.

The annual external environmental audit confirmed that the mine continues to operate to high standards and in compliance with its statutory requirements.

Environmental performance under the Mineral Council of Australia's 'Enduring Value' was assessed with favourable results. 'Enduring Value' is a Sustainable Development Framework for the mining industry which fosters the implementation of a range of environmental, economic and social initiatives.

The Company became a founding signatory of the International Cyanide Management Code for the safe use, handling and storage of cyanide, placing us among the largest of our peer group mining companies.

Safety performance at Chatree was outstanding with no lost time injuries for the entire year. On the basis of publicly available mine safety records in Australia and North America, Chatree is believed to be safest metallurgical mining operation in the world.

Community development programs continued with assistance to local villages, construction of two new schools and support of local cultural activities. Community relations activities were restructured with plans to devolve some aspects to a Thai NGO.

External Ratings and Awards

Kingsgate is the only gold mining company on the ASX to be included in the RepuTex Social Responsibility Investment (SRI) Index launched in August 2005 and achieved an A rating. The RepuTex SRI Index comprises 44 companies from the S&P/ASX 300 Index. The rating is an assessment of the extent to which an organisation is performing in a socially responsible manner and managing its social risk exposures in terms of corporate governance, environmental impact, social impact and workplace practices.

Kingsgate is the only Australian mining company to be included and have an A rating or higher, apart from the two major mining groups, BHP Billiton and Rio Tinto. It is rated similarly to large Australian companies such as Wesfarmers, Woodside and OneSteel and international companies such as Kodak, Michelin and Reuters.

Also Kingsgate is one of four gold companies included in the Zurich based SAM Group Australian Sustainability Index, which is affiliated with the DowJones Sustainability ratings, that considers companies listed on the S&P/ASX 200 Index that outperform in relation to economic, environmental and social considerations.

Akara, the Thai operating company, also achieved several major awards for its performance including:

- The Prime Minister's 'Best Practice Award for Employee Welfare' 2003, 2004, 2005, 2006.
- The 'National Occupational Health & Safety and Environment Award' 2005.
- The Ministry of Labour 'Best Practice Award for Labour Relations' 2005, 2006.
- The Ministry of Labour 'Zero Accident Award' 2006.
- The Department of Primary Industries and Mines 2005 Standard Award – Mining Category and Metallurgy Category. Akara is the only company to have won both categories.
- The 'White Factory' Award in the 'To Be Number One' (anti-narcotics) campaign in 2006.
- The 'Business of the Year 2006' Award by AusCham Thailand.
- The 'Environmental Excellence 2006' Award by AusCham Thailand.

Attaining these awards recognises the commitment of our workforce and confirms that Chatree operates at the highest standards comparable with mining operations anywhere in the world.

Global Reporting Initiative (GRI)

Enduring Value is aligned with the principles of the Global Reporting Initiative and signatories are required to report against a number of GRI indices. In 2006, Kingsgate committed to report against the full list of GRI indices and our Sustainability Report shows our progress to date. We will progressively report against all the indices over time through a variety of media including this and other public Sustainability Reports, Kingsgate's Annual and Financial Reports and the Company web site.

People

As at 30 June 2006, the Chatree mine had 265 employees, exploration 86 employees, plus 572 long term contractors. 99% of the workforce were Thai nationals. Kingsgate employs 22 geologists and 64 associated permanent and temporary staff engaged in mine site and regional exploration throughout Thailand. The contractor workforce increased by 23% in 2006 due to longer waste haulage distances and construction activities associated with the raising of the Tailings Storage Facility.

We have continued to assess ways of enhancing the value of our operations in Thailand for the benefit of both countries and we are committed to a long term partnership with Thailand to develop the country's gold resources.

Where possible, local community members are employed preferentially and local contractors are commissioned to undertake work at the mine or on exploration tenements. The local farmers are relatively poor and their children are often forced to seek employment away from home in Bangkok. The Chatree operation offers alternative employment opportunities and regional economic advancement, and it helps reduce migration to urban areas. The Company has a policy to improve the quality of life for women workers who comprise approximately 13% of the workforce and 20% of the senior management team. Local contractors carry out open pit mining, as well as providing employee transport, cooking and eating facilities, security and other services.

Akara has applied for certification of the Chatree operation to the Thai Labour Standard (TLS 8001) and is awaiting a certification audit. The Standard provides for labour protection, welfare, employee relations and health and safety, as well as the Conventions of the International Labour Organisation and United Nations.

Workforce in 2006

Chatree Employees	
Local Thai employees	192
Other Thai nationals	65
Expatriates – Chatree mine	8
Total Chatree employees	**265**
Contractors	572
Exploration – Thai national	84
Exploration – Expatriate	2
Total workforce	**923**

99% of workforce are Thai nationals

Safety Performance

Safety in the workplace is integral to Chatree's operational and sustainability policies and the mine strives for an incident free environment for all employees and contractors. Chatree has developed appropriate policies, codes, procedures and ongoing training to help maintain an accident free work place.

All staff and contractors are required to complete the Site Safety and Environment Induction before working on the mine site. All employees are re-inducted on an annual basis and undergo further training in relation to their specific occupations.

The excellent safety performance of previous years continued in 2006 and Chatree has worked more than seven million hours with only one lost time injury up to 30 June 2006. For the year ended 30 June 2006, the Lost Time Injury Frequency Rate (LTIFR) was 0 compared with an industry average of 4.0 for Australian open cut mines (Minerals Council of Australia statistics). The mine has achieved an injury rate in the lowest quartile of international safety statistics since start-up and, on the basis of publicly available safety records (including the North American Mining Industry), is believed to be the safest metallurgical mining operation in the world.

Training and Development

Since commencing operations, the mine has implemented an extensive range of training programs for its employees. The programs have been enormously successful as evidenced by the safety, environmental and operational performance of the mine. Performance in all aspects of the operation has been comparable with Australian mines and is a credit to the inherent skills and diligence of the Thai people.

The mine has provided basic training in all aspects of the operation but also in other areas such as risk assessment, first aid, fire fighting, chemical safety and emergency response. Specific courses are provided in Cross Cultural Management, Assertiveness and Accountability, Performance Management and Team Building.

In 2006 Chatree employees attended a range of short courses/workshops/conferences in Thailand, Laos, Indonesia, India and Australia as well as assisting in exploration activities in Peru and Chile. The courses covered areas such as environmental management, sustainable development, logistics, grade control, risk assessment, health and safety, mineral resource estimation and exploration.

Chatree has an Educational Assistance Program which encourages employees to take job-related courses thus developing their skills and potential for promotion, and improving their productivity. Chatree is currently sponsoring eight employees for a Master of Business Administration, one for a Master of Computer Science and one for a Doctorate in Geology. Three employees have graduated from the Chatree sponsored MBA program.

Economic Contribution

Kingsgate continues to support local business development and promote a 'Buy Thai' policy. Since commencing operations we have proactively sourced more of our goods and services from Thailand in preference to importing them from Australia and other countries. More than 80% of our warehouse items are sourced from within Thailand.

We have continued to assess ways of enhancing the value of our operations in Thailand for the benefit of both countries and we are committed to a long term partnership with Thailand to develop the country's gold resources. We expect to finalise a divestment option by November 2006, which will bring Thai investors into the project as an interim measure prior to an IPO on the Thai stock exchange in 2–3 years time.

Substantial payments are made in the form of wages, taxes, royalties, goods and services all of which have a major benefit on the local economy.






Expenditure by Region US$M
2%
67%
Thailand - local provinces 7.6
Thailand - other provinces 27.4
Australia 5.1
Other overseas 0.8
Total US$40.9M

In 2006, Chatree spent US$40.9 million on goods and services of which 19% was spent in local provinces and a further 67% in the rest of Thailand. In addition, US$1.50 million was paid in royalties and US$0.8 million in taxes and duties.

To date the total investment in Thailand is approximately $170 million. A major part of this investment is our extensive exploration and evaluation programs that total nearly $70 million. In 2006, the Company invested $15 million in exploration and evaluation, with a similar amount to be invested in the forthcoming year. We have commenced development of the A pit at Chatree North and regard the Chatree region as a potential new world class gold province. We hold a large and highly prospective land package, either as granted exploration licences or as applications for exploration, with the potential to host further mineral fields similar in scale to Chatree.

The multiplier benefits to the Thai economy have been estimated to be 3 to 6 times greater than the direct investment, with over 2000 people gaining benefit from the mine's activities apart from direct employees and contractors.

Environmental Management

Kingsgate is committed to best practice environmental management in all aspects of the operation and has implemented standards and policies that provide the highest degree of protection for employees and the environment.

Chatree mine's Environmental Management System (EMS) is accredited as achieving the ISO 14001 standard. The EMS describes the organisational structure, responsibilities, practices, processes and resources for implementing and maintaining environmental management.

The Environmental Management Plan (EMP) facilitates compliance with relevant licences, legislation and targets for the site. It outlines specific procedures to aid the implementation of the EMP, such as revegetation trials and waste rock emplacement trials and contains specific plans for water management and waste management.

Mining operations at Chatree are controlled by the approved Environmental Impact Assessment (EIA) which found that there were no protected or biodiversity-rich areas within the proposed area of operation, no wetlands of international significance, endangered flora or fauna or other areas of ecological significance. The region had been cleared for many years of original vegetation and is now predominantly used for farming and rice growing.

The Company has completed and continues to research revegetation and tree plantings, useful local flora species, acid drainage prevention, and groundwater modelling and recharge. Post mining land use options are being tested to determine possible final land use types. The options along with 3D models of post mining land forms are being presented to local stakeholders for their input.

Climate Change and Greenhouse Gas Emissions

Thailand ratified the United Nations Framework Convention on Climate Change (UNFCCC) in December 1994 and the Kyoto Protocol in August 2002.

Kingsgate acknowledges that climate change is a real international and community concern. We support and endorse various initiatives for voluntary actions consistent with international initiatives on climate change. Kingsgate strives to minimise environmental impacts and uses the best available technologies to promote energy efficiency and minimise greenhouse gas emissions.

At Chatree, the mine has introduced a range of initiatives to save energy and reduce emissions. These include introducing a site Energy Conservation Policy, forming a Power Smart Committee to evaluate new energy saving initiatives and promoting energy management to all employees and contractors.

Emissions to air are produced from electricity use and the consumption of diesel fuel from mining operations. The major consumer of electricity is the processing plant, with minor amounts associated with various administrative activities.

Auditing and Review

Chatree carries out a comprehensive environmental auditing and review program to assess compliance with licence conditions, relevant legislation, EMS objectives and best practice environmental management. The program is based on regular internal and external environmental audits. These audits are regarded as key feedback and quality control mechanisms that facilitate continual improvement of environmental management programs and systems. A summary of Chatree's environmental audit program is shown in the table on the following page.

Akara promotes education through the sponsorship of educational programs in local schools, providing scholarships to local students, providing educational assistance to employees and hiring students as part of their school training program.

Monthly reports are provided to the Kingsgate Board of Directors to ensure regular review of management strategies and potential environmental impacts. The Board ensures further checks and balances by commissioning an annual independent environmental audit of the Chatree operations.

The annual independent environmental audit of the operation was conducted early in 2006, following the submission to the Thai authorities of the annual environmental monitoring report. The independent audit consisted of an assessment of compliance with licence requirements and the practicality, relevance and performance of specific environmental management strategies.

Community Development

Chatree contributes to a wide range of community initiatives which seek to strengthen relationships with stakeholders and lead to improvements in the quality of life of local communities and introduce sustainable benefits and activities. Following the installation of a reliable water supply to two local villages last year, the Company funded the construction of two schools and educational facilities in the two villages close to the mine. Chatree management encourages participation in local community events and supports a wide range of community and cultural activities including local festivals, national family days and monk leave for young male employees.

Chatree's community development program provides a range of opportunities for direct and indirect employment, increased access to health and education, construction of roads and water delivery infrastructure, sporting infrastructure, and financial contributions to local communities through religious centres and sporting events.

Akara Mining Limited promotes education through the sponsorship of educational programs in local schools, providing scholarships to local students going on to further education, providing educational assistance to employees and hiring students as part of their school training program. In 2006 Akara also funded the building of new schools at Ban Khao Din and Ban Dong Long. The schools were opened on National Children's Day in a special ceremony attended by provincial and local government officials, community leaders, teachers and children.

It is important that new community development activities are well-researched and culturally appropriate for Thailand. In 2004/05, two consultants were engaged to analyse and advise on how best practice community development activities may be implemented at Akara in a way which is suited to the local community. Research included interviews with key Thai personnel, community and provincial leaders.

Current regional development goals at the provincial level were examined and Thai best practice examples of community development explored. Key Thai personnel undertook a site visit to a leading Thai resources company renowned for its community development initiatives and initial meetings have been held with Thai community development specialist organisations regarding collaboration in this area.

Summary of Chatree's Environmental Audit Program

Audit Type	Audit Scope	Auditor	Frequency
Internal environmental audit	Compliance with environmental management objectives and plans	Chatree Internal Audit Team	Quarterly and annually
External environmental compliance audit	Compliance with licence conditions, applicable laws in Thailand and the Chatree Gold Mine Environmental Policy	Independent Australian environmental consultant	Annual
Minerals Council of Australia	Compliance with the Australian Mineral Industry's Code for Enduring Value	Independent Australian environmental consultant	Annual
ISO 9001 certification audit	Compliance of Quality Assurance Program with ISO 9001	External independent international Certification Auditors	Semi annual
ISO 14001 certification audit	Compliance of the Chatree Gold Mine Environmental Management System (EMS) with ISO 14001	External independent international Certification Auditors	Semi annual
OHSAS 18001 certification audit	Compliance of the Chatree Gold Mine Safety Management System (SMS) with OHSAS 18001	External independent international Certification Auditors	Semi annual

CORPORATE GOVERNANCE STATEMENT

Kingsgate Consolidated Limited and the Board are committed to achieving and demonstrating the highest standards of corporate governance.



The Company's Board of Directors is accountable to shareholders for the proper and prudent investment and preservation of shareholder funds.

Kingsgate Consolidated Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. The Company's framework is largely consistent with the ASX Corporate Governance Council's "Principles of Good Corporate Governance and Best Practice Recommendations". The Board continues to review the framework and practices to ensure they meet the interests of shareholders. The Company and its controlled entities together are referred to as the Group or Consolidated Entity in this statement.

The relationship between the Board and senior management is critical to the Group's long term success. The Directors are responsible to shareholders for the performance of the Company in both the short and the long term and seek to balance sometimes competing objectives in the best interests of the Group as a whole. The focus of the Directors is to enhance the interests of shareholders and other key stakeholders and to ensure the Group is properly managed.

Day to day management of the Group's affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Chief Executive Officer and senior executives as set out in the Group's delegations policy. These delegations are reviewed on an annual basis.

This Corporate Governance statement outlines the key components of Kingsgate's governance framework.

Shareholders

Shareholders play an important part in the governance of the Group by electing the Board, whose task it is to govern on their behalf. In carrying out this role, the Board recognises that shareholders must receive timely and relevant information of the highest standard. The Board oversees the protocols for investor and media relations with a view to facilitating an efficient, competitive and informed market.

Composition of the Board of Directors

Under the Corporations Act 2001, the minimum number of Directors the Company must have is three, two of whom must ordinarily reside in Australia.

The Board currently has 3 non-executive members, including the Chairman.

The names of the Directors in office and their relevant details are outlined below.

Name	Appointed	Non-Executive	Independent	Retiring in 2006	Seeking re-election in 2006
Ross Smyth-Kirk	1994	Yes	Yes	No	N/A
John Falconer	1995	Yes	Yes	No	N/A
Peter McAleer	2000	Yes	Yes	Yes	Yes

Kingsgate is a publicly listed entity on the Australian Stock Exchange and is subject to continuous disclosure obligations. In general terms, these obligations require the Company to notify the market immediately of any information which a reasonable person would expect to have a material effect on, or lead to a substantial movement in, the price or value of its securities.

In order to meet these objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the Australian Stock Exchange and are placed on the Company web site.
- The Kingsgate web site (www.kingsgate.com.au) contains further information about the Group and its activities, including Annual, Interim and Quarterly Reports, and media presentations.
- From time to time, investment briefings are conducted in order to promote a better understanding of the Group.
- Site visits are also arranged to give those who advise investors a better understanding of the Group's operating facilities and exploration prospects.
- The Annual General Meeting provides an opportunity for the Board to communicate with investors directly.

Details of the members of the Board, their experience, expertise, qualifications, term of office and independent status are set out in the Directors' Report under the heading "Information on Directors".

Directors have a broad range of business, financial, technical and international experience. This gives the Directors the range of skills, knowledge, and experience necessary to govern the Group, including an understanding of the health, safety, environmental and community-related issues that it faces.

Directors are not appointed for a fixed term but are subject to re-election by shareholders, at least every three years, in accordance with the Constitution of the Company. Shareholders are also required to ratify, at the next Annual General Meeting, the appointment of any Director appointed throughout the year to fill a vacancy.

The Board's Nomination Committee is responsible for considering the re-nomination of retiring Directors, having regard to the contribution of their skills and experience to the desired composition of the Board.



Independence of Non-Executive Directors

The Board has considered the independence of the 3 non-executive Directors and considers all of them to be independent of management and free from any business or other relationships that could materially interfere with the exercise of their independent judgment.

In the context of Director independence, "materiality" is considered from both the Company and individual Director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the Director in question to shape the direction of the Company's loyalty.

Role of the Board

The Company's Board of Directors is accountable to shareholders for the proper and prudent investment and preservation of shareholder funds. The roles of Chairman and Chief Executive Officer are separated and clearly defined. The Chairman leads the Board and is responsible for ensuring the effectiveness of governance practices. He is also responsible for the conduct of Board and shareholder meetings.

Responsibility for the operations of the Company is delegated to the Chief Executive Officer who manages the Company within the policies set by the Board of Directors. The levels of authority for management are also documented.

The Board has also delegated some of its responsibilities to committees. Directors have the right, in connection with their duties and responsibilities as Directors, to seek independent professional advice at the Company's expense. Prior written approval of the Chairman is required, which will not be unreasonably withheld. A copy of the advice is to be provided to all Directors.

There are a number of matters that the Board is specifically responsible for. These include setting the strategic direction of the Company, the appointment of key senior executives, approval of the financial accounts and environmental reports, approval of financial policies and the budget, and overall review of operating results, risk management, remuneration levels, succession planning and significant capital expenditure. The Board is also responsible for appointment of the external auditors.

Board Meetings

There are 10 scheduled Board meetings each year with further ad hoc meetings held as and when required. The Board combines a visit to the Chatree Gold Mine with a Board meeting regularly. Individual Directors are encouraged to visit the mine at their discretion.

The Board receives monthly reports on the Group's activities and undertakes a full review of them when setting the annual budgets and approving strategic plans for future years. In addition, the Board receives specific reports and presentations on items of special interest either on a regular basis or as requested. Briefings by senior management are a regular feature at Board meetings.

Audit Committee

The Board has established an Audit Committee, which is comprised entirely of independent non-executive Directors. The committee is chaired by John Falconer, the other members being Ross Smyth-Kirk and Peter McAleer.

In addition, the Chief Financial Officer and the partner responsible for the Company's external audit attend the meetings.

The Audit Committee's primary functions are to:

- Review the financial information provided by the Board to shareholders and other parties and ensure that it is true and fair and complies with relevant accounting standards.
- Ensure that corporate risk management policies and internal controls are in place and are maintained in accordance with appropriate standards and statutory requirements.
- Oversee and evaluate the quality of the audits conducted by the external auditors.
- Provide for open communication between the external auditors and the Board for the exchange of views and information.
- Recommend to the Board the nomination and remuneration of the external auditors and ensure their independence and integrity.
- Oversee the Company's transition to International Financial Reporting Standards (IFRS).

As appropriate, the committee reports to the Board on all matters relating to the Company's financial affairs.

The Board has adopted a policy relating to auditor independence. The policy requires the external auditors to confirm that they have maintained their independence in accordance with the Corporations Act 2001 and the rules of professional accounting bodies. The policy also specifies obligations regarding employment relationships, financial relationships and provision of non-audit services by the auditors. In particular, management consultancy, IT implementation and specialist internal audit work will not be performed by the external auditor.

Operational and financial risks are regularly reviewed by the Board and appropriate risk management strategies considered.

Nomination Committee

The Nomination Committee is comprised of independent non-executive Directors, with Ross Smyth-Kirk as Chairman, John Falconer and Peter McAleer as members.

The Nomination Committee supports and advises the Board in fulfilling its responsibility to ensure that it comprises individuals who are best able to discharge the responsibilities of Directors, having regard to the law and the highest standards of governance, by:

- Assessing the skills required on the Board.
- Reviewing the structure, size and composition of the Board.
- From time to time assessing the extent to which the required skills are represented on the Board and ensuring appropriate succession planning is in place.
- Oversee annual performance assessment program.
- Prepare and evaluate for the identification of suitable candidates for appointment to the Board.

When a Board vacancy exists or where it is considered that a Director with particular skills or experience is required, the Board selects a panel of candidates with the appropriate expertise and experience from which the most suitable candidate is appointed on merit. This ensures that the Board continues to have an appropriate balance of skills and experience.

Remuneration Committee

The Remuneration Committee is comprised of independent non-executive Directors, with Ross Smyth-Kirk as Chairman, John Falconer and Peter McAleer as members. The committee has the right to seek any information it considers necessary to fulfil its duties, including the right to obtain appropriate external advice at the Group's expense.

The Remuneration Committee supports and advises the Board in fulfilling its responsibilities to shareholders by:

- Recommending to the Board, with the Chief Executive Officer, an appropriate executive remuneration policy.
- Determining the remuneration of Directors.
- Reviewing and approving the remuneration of those reporting directly to the Chief Executive Officer, and other senior executives, as appropriate.
- Reviewing all equity-based plans for approval by the Board.

Share Ownership and Dealing

Directors and Officers who wish to buy or sell Company shares are required to notify the Chairman prior to dealing in such shares. Directors and Officers are prohibited from short-term trading of the Company's shares or trading shares while in possession of price sensitive information. Subject to the foregoing, Directors and Officers may buy or sell shares in the Company in the four week period following significant announcements by the Company, including the release of the quarterly report, half yearly results, the preliminary annual results and the lodgement of the Annual Report. At all other times the Board must receive prior notice of transactions, which are subject to Board veto.







Any dealings in Kingsgate shares are reported to the Board at its next meeting. The Australian Stock Exchange is notified of any share dealing by Directors within the applicable time limit.

Internal Control and Risk Management

The Board has overall responsibility for the Group's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

Areas of operational and financial risks are regularly reviewed by the Board and appropriate risk management strategies considered. The risk, control and reporting profiles are evaluated and presented to the Board, together with a risk improvement program designed to improve controls and better manage the overall level of risk. The Company has implemented and received accreditation for ISO 9001:2000 on Quality Control, ISO 14001 on Environmental matters and ISO 18001 on Occupational Health and Safety. In addition, the Company became a signatory to the International Cyanide Management Code for the safe use, handling and storage of cyanide.

Kingsgate actively manages its exposure to movements in the gold price and foreign currency exchange rates through the use of hedging instruments. The principal objective in managing revenue risk is to minimise the downward price exposure associated with volatile markets while endeavouring as far as possible to preserve the opportunity to participate in upward price movements.

Regular reports are provided to the Board in the areas of financial exposures, health, safety and environmental matters.

The Company formed a strategic Thai-based advisory committee of experienced business people who are in regular contact with the Board and senior management. The committees focus is to provide strategic direction and guidance for the Company in Thailand.

Kingsgate also operates a company-wide risk management program which provides a systematic approach to assessing and addressing its risks and opportunities for improvement. This program complements and strengthens other existing risk management initiatives. It aims to improve the Company's bottom line through reduced loss and better management of retained risk, and through reduced insurance premiums. Major proposals submitted to the Board for consideration must be accompanied by a comprehensive risk assessment and management's proposed mitigation strategies.

External Auditors

The Audit Committee policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PricewaterhouseCoopers were appointed as the external auditors in May 1989. It is PricewaterhouseCoopers' policy to rotate audit engagement partners on listed companies at least every five years, and in accordance with that policy a new audit partner will be engaged for the 2006/07 audit.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the Director's Report. It is the policy of the external auditors to provide an annual declaration of their independence to the Audit Committee.

The external auditor is requested to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Social and Environmental Responsibility

Kingsgate is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities as these are integral to the way in which the Group conducts its business.

Kingsgate is subject to significant environmental regulation with respect to its exploration and mining activities. Kingsgate is a signatory to the Australian Mineral Industry's Code for Environmental Management. The annual external environmental audit confirmed that the mine continues to operate to high standards and in compliance with its statutory requirements. Environmental performance under the MCA's 'Enduring Value' was assessed with favourable results.

The Company has developed an effective Environmental Management Systems (EMS) which has ISO 14001 certification.

Reviews of the Company's environmental performance have included:

- External regulatory inspections at the operating site and exploration areas;
- Internal area inspections at these operations.
- An annual review of these sites by an external consultant.

In accordance with the Code, a Sustainability Report is issued by the Group on an annual basis covering the areas of health, safety, environmental and community responsibilities.

Kingsgate Code of Conduct

The Group has established a Code of Conduct which provides an ethical and legal framework for all employees in the conduct of Kingsgate's business. The Code of Conduct defines how Kingsgate relates to its customers, employees, shareholders and the community in which it operates.



Gavin Thomas



Stephen Promnitz



Peter Warren



Phil MacIntyre



Ron James

The Group has established a Code of Conduct which provides an ethical and legal framework for all employees in the conduct of Kingsgate's business.

The underlying principles of the Code are the values of integrity, respect, trust and openness.

The Code provides clear directions on conducting business internationally, interacting with governments, communities and business partners and general workplace behaviour. The Code provides a common behavioural framework for all employees in the context of a wide range of ethical and legal issues. Employees are encouraged to take responsibility for their actions, achieve high performance, deliver on commitments and earn the trust of those with whom they interact.





Senior Management

Gavin Thomas, B Sc (Geology), F AusIMM, CP, Chief Executive Officer, 55

Gavin has had a successful career in developing mining companies from the exploration phase into mid-tier gold and/or copper production entities. He has over 34 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe. Amongst other things he was credited with the discovery of the Lihir gold deposit in Papua New Guinea, the largest gold deposit in the world. In particular he has extensive experience in Thailand and South America.

Stephen Promnitz, B Sc (Hons), Corporate Development Manager, 41

Stephen Promnitz has extensive experience across the resources sector in acquisitions, investment banking, equity analysis, corporate finance, corporate management, project management, mining and exploration geology. Prior to working for Citigroup and Westpac, he spent over 15 years with WMC Resources, Rio Tinto and Placer Dome, including a global brief as Manager-Acquisitions for WMC. He spent six years in South America, mainly in Argentina as Country Manager for WMC and Commercial and Exploration Manager. Prior to South America, he worked in exploration for precious and base metals in Papua New Guinea, SE Asia and Australia. He joined Kingsgate in August 2005 to cover business development, investor relations and commercial activities.

Peter Warren, B Com, CPA, Chief Financial Officer, 56

Peter joined Kingsgate in March 2006 as Chief Financial Officer and is a CPA of 30 years standing. Prior to this Peter was company secretary and CFO of Equatorial Mining and the Australian subsidiaries of the Swiss based Alusuisse group. Peter has had extensive involvement in the resources industry, having previously held various financial and accounting positions for Peabody Resources and Hamersley Iron.

Phil MacIntyre, B Sc (Hons), F AusIMM, MCIM, SME, Chief Operating Officer and GM-Akara Mining Limited, 54

Phil has over 30 years of mine operations experience in Canada, Papua New Guinea, Australia and Thailand. He joined Kingsgate as the General Manager of Chatree Gold Mine in July 2001. He has a metallurgical background and was the Mine General Manager at the Kidston Gold Mine in Queensland, Australia prior to joining Kingsgate. Prior to Kidston, Phil was Mill Superintendent at the Porgera Joint Venture in Papua New Guinea and at the Royal Oak Giant Mine, Westmin Resources Myra Falls Mine and Premier Gold Project and others in Canada.

Ron James, B Sc (Geology), M AusIMM, M AIG, M SEG, GM-Exploration & Resource Development, 48

Ron has 24 years of experience with equal time in exploration and mining at management level. Before joining Kingsgate, he was Chief Mine Geologist at the Gold Ridge mine in the Solomon Islands and later Group Exploration Manager for Ross Mining NL. Ron is familiar with the technical and operating requirements for emerging projects in a variety of terrains and environments. He has broad experience setting up gold mines and exploration projects from their earliest stages through to development and sustainability. Ron has a strong focus on maximising returns from ore bodies through optimum waste and ore classification as well as increasing reserves from near mine resource development.

DIRECTORS' REPORT AND FINANCIAL STATEMENTS

Contents



Directors' Report

30 June 2006

Your Directors present their report on the Group consisting of Kingsgate Consolidated Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

Directors

The following persons were Directors of Kingsgate Consolidated Limited during the whole of the financial year and up to the date of this report:

Ross Smyth-Kirk (Chairman)
John Falconer (Company Secretary)
Peter McAleer

Principal Activities

The principal continuing activities of Kingsgate Consolidated Limited was mining in Thailand and mineral exploration in Thailand, Chile and Peru. Exploration has also commenced in Argentina. There have been no other significant changes in the principal activities of the Group during the financial year.

Dividends

Dividends paid to members during the financial year were as follows:

	[illegible]	2005 $'000
Final 2005 unfranked dividend of 5 cents per share (2004 – 12 cents) paid on 27 September 2005	4,286	10,251
Interim 2006 unfranked dividend of 5 cents per share (2005 – 2 cents) paid on 28 April 2006	4,383	1,722
Total dividend payment	8,669	11,973

In addition to the above dividends, since the end of the financial year the Directors have recommended the payment of a final dividend of 5 cents per share ($4,513,000) to be paid on 3 October 2006.

Review of Operations and Results

The table below shows the Group's performance over the last 5 years since commencement of operations in 2002. Net profit in the first 2 years was favourably impacted by high grades and a low strip ratio. Profit has increased from 2005 due to increased ore treated during the year. The Group has made a major commitment to exploration in Thailand and has been successful in increasing Mineral Resources.

	[illegible]	2005 AIFRS	[illegible]	2003 AGAAP	[illegible]
Net Profit After Tax ($'000)	16,662	8,381	37,679	47,323	33,022
Dividends Paid (Cash & DRP) ($'000)	8,669	11,973	17,631	19,927	–
Mineral Resources (Gold oz'000)	3,775	3,020	1,804	1,668	1,817
Share Price 30 June ($)	5.14	2.84	3.51	2.94	2.50
Basic earnings per share (Cents)	19.3	8.8	45.5	65.4	48.5
Diluted earnings per share (Cents)	19.3	9.8	45.5	65.3	45.9

The Company continued the Share Buyback program and 376,167 shares were bought back and cancelled up to 30 June 2006 at a cost of $1,268,749.

Significant Change in the State of Affairs

During the financial year the Group acquired 19.64% of Goldstar Resources NL and 13.67% of Andean Resources Limited. There were no other significant changes in the state of affairs of the Group that occurred during the financial year not otherwise disclosed in this report or the consolidated financial statements.

Directors' Report (continued)

30 June 2006

Matters Subsequent to the End of the Financial Year

The all-scrip off-market takeover bid for Andean Resources NL (AND) closed on 11 July 2006. One Kingsgate share was offered for every 15 AND shares. Kingsgate has acquired a strategic 22.38% in AND (or 64,303,104 AND shares) for 4,286,978 Kingsgate shares.

On 17 August 2006 the Company announced that its Thai subsidiaries have been granted 51 of the 101 Special Prospecting Licences (SPL) currently under application surrounding the Chatree Gold Mine. A fee of approximately $450,000 is payable at the time the licences are issued and a deposit or security of approximately $980,000 is also due at that time.

Except for the above, no other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

- The Group's operations in future financial years, or
- The results of those operations in future financial years, or
- The Group's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

The likely developments of the Group in the subsequent financial year include the continuation of mining operations at the Chatree Gold Mine, securing the Chatree North mining lease, a continuation of the expanded exploration program both near the mine site, regionally within the mineralised corridor and in South America, and further increases in Mineral Resources and Ore Reserves.

Further information on likely developments in the operations of the Group and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

Environmental Regulation

The Group is subject to environmental regulation in respect to its gold mining operations and exploration activities in Thailand, Argentina, Chile and Peru. For the year ended 30 June 2006, the Group has operated within all environmental laws and there were no known contraventions at the date of this report.

Directors' Attendance at Meetings (1 July 2005 to 30 June 2006)

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Meetings Held			10	2	1	1
Meetings Attended:						
Ross Smyth-Kirk	1994	Yes	10	2	1	1
John Falconer	1995	Yes	10	2	1	1
Peter McAleer	2000	Yes	10	2	1	1

During the financial year, 10 Board meetings, 2 Audit Committee meetings, 1 Nomination Committee meeting and 1 Remuneration Committee meeting were held. The table above shows information on Board members and their attendance (including attendance by telecommunication) during the year.

Directors' Report (continued)

30 June 2006



Ross Smyth-Kirk



John Falconer



Peter McAleer

Information on Directors

Ross Smyth-Kirk, B Com, CPA, F Fin, Age: 59

Ross Smyth-Kirk was a founding Director of the former leading investment management company, Clayton Robard Management Limited and has had extensive experience over a number of years in investment management including a close involvement with the minerals and mining sectors. He was appointed to the Board on 29 November 1994 and has been a Director of a number of companies over the past 27 years in Australia and the UK.

Responsibilities: Chairman of the Board, member of the Audit Committee and Chairman of the Remuneration Committee and Nomination Committee.

John Falconer, FCA, F Fin, Age: 58

John Falconer is a principal of Carbone Falconer & Co, a firm of Chartered Accountants practising in Sydney, whose client base includes small publicly listed companies as well as a number of successful family businesses. He is also a Director of TZ Limited.

Responsibilities: Company Secretary, Chairman of the Audit Committee and member of the Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Taragon Property Fund

Peter McAleer, B Com (Hons), B L (Kings Inns - Dublin - Ireland) Age: 63

Peter McAleer is Chairman of Latin Gold Limited and a Director of Kenmare Resources Plc (Ireland). Previously, he was a Director and Chief Executive Officer of Equatorial Mining Limited and a Director of Mineral El Tesoro (Chile). He has been an Executive Director of Whim Creek Consolidated NL, Austwhim Resources NL and The Northgate Group of Companies (Canada). He has been involved in the discovery, and/or successful development, of over 10 base and precious metal deposits in Europe, Australia, South America and North America.

Responsibilities: Member of the Audit Committee, Remuneration Committee and Nomination Committee.

Former directorship in the last 3 years: Kalahari Diamond Resources PLC.

Remuneration Report

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration.

B Details of remuneration.

C Service agreements.

D Share based compensation.

E Additional information.

The information provided under headings A-D includes remuneration disclosures that are required under Accounting Standard AASB 124 Related Party Disclosures. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the Corporations Act 2001 and the Corporations Regulations 2001 which have not been audited.



Directors' Report (continued)

30 June 2006

A Principles Used to Determine the Nature and Amount of Remuneration (audited)

The Group's policy for determining the nature and amount of emoluments of Board members and senior executives is set by the Board's Remuneration Committee. The Committee makes recommendations to the Board concerning the remuneration of executive and non-executive Directors having regard to the Group's stage of development, remuneration in the industry and performance.

The main objective of the Group's executive reward program is to ensure reward for performance is competitive and appropriate for the results delivered. The Board has regard to the following key criteria for good reward governance practices:

- Competitiveness and reasonableness
- Acceptability to shareholders
- Performance linkage / alignment of executive compensation
- Transparency
- Capital management.

In consultation with external remuneration consultants, the Group seeks to structure an executive remuneration program that is market competitive and complimentary to the reward strategy of the organisation and ensures:

Alignment to shareholders' interests including:

- Economic profit as a core component of plan design.
- Focus on sustained growth in share price and delivering constant return on assets as well as focusing the executive on key non-financial drivers of value.
- Attract and retain high calibre executives.

Alignment to program participants' interests:

- Rewards capability and experience.
- Reflects competitive reward for contribution to shareholder growth.
- Provides a clear structure for earning rewards.
- Provides recognition for contribution.

The program is intended to provide a mix of fixed and variable pay, and a blend of short and long-term incentives, as appropriate. As executives gain seniority with the Group, the balance of this mix shifts to a higher proportion of "at risk" rewards.

Non-executive Directors

The aggregate remuneration of Directors is set by shareholders in general meeting, in accordance with the Constitution of the Company, with individual Directors' remuneration determined by the Board within the aggregate total. In determining the level of fees, data from surveys undertaken by outside consultants is taken into account. The aggregate amount of Directors' fees approved by shareholders on 26 October 2004 is $500,000.

Fees and payments to non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. The Board also has regard to the advice of independent remuneration consultants to ensure non-executive Directors' fees and payments are appropriate and in line with the market.

The Chairman's fees are determined independently to the fees of non-executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Retirement Allowances for Directors

There are no retirement allowances for non-executive Directors.

Executive Pay

The executive pay and reward program is comprised of four components:

- Base pay and benefits.
- Short-term performance incentives.
- Long-term incentives through participation in an option plan.
- Other remuneration such as superannuation.

The combination of these comprises the executive's total remuneration.

Base Pay

This is structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion.

Executives are offered a competitive base pay that comprises the fixed component of pay and rewards. External remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executives' contracts.

Benefits

Executives may receive benefits including car allowances and car parking.

Short-term Incentives

Short-term bonus payments are made to executives at the discretion of the remuneration committee, based on exceptional performance. The remuneration committee has engaged an independent remuneration consultant to advise it on formalising a short-term incentive (STI) for all executives in future years, although this has not been implemented during the year.

Kingsgate Consolidated Employee Option Plan

Information on the Kingsgate Consolidated Employee Option Plan is set out on page 35.

B *Details of remuneration (audited)*

Amounts of Remuneration

Details of the remuneration of each Director of Kingsgate Consolidated Limited and each of the key management personnel (as defined in AASB 124 Related Party Disclosures) of the Company and Group who received the highest remuneration, including their personally-related entities, for the year ended 30 June 2006 are set out in the following tables.

The key management personnel of Kingsgate Consolidated Limited includes the Directors as per page 26 above and the following executive officers, which are also the 5 highest paid executives of the entity:

- Gavin Thomas
- Stephen Promnitz
- Peter Warren
- Niall Lenahan
- Arthur Ellis

The key management personnel of the Group are the Directors of Kingsgate Consolidated Limited (see page 26) and those executives that report directly to the Chief Executive Officer. This includes the 5 group executives who received the highest remuneration for the year ended 30 June 2006.
The executives are:

- Stephen Promnitz
- Surapol Udompornwirat
- Phil MacIntyre
- Ron James
- Arthur Ellis

Directors' Report (continued)

30 June 2006

Key Management Personnel of Kingsgate Consolidated Limited

2006	Short-term Benefits			Post-employment Benefits		Share-based Payment	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-executive Directors							
Ross Smyth-Kirk	120,000	–	1,158	10,800	–	–	131,958
John Falconer	60,000	–	–	5,400	–	–	65,400
Peter McAleer*	60,000	–	–	–	–	–	60,000
Total	240,000	–	1,158	16,200	–	–	257,358

* Consulting fees of $60,000 (2005 – $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2006	Short-term Benefits			Post-employment Benefits		Share-based Payment	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Key Management Personnel							
Gavin Thomas	464,000	–	5,519	36,000	–	359,737	865,256
Stephen Promnitz*	294,343	–	–	24,083	–	178,954	497,380
Peter Warren**	41,607	–	375	50,700	–	–	92,682
Niall Lenahan***	182,839	–	6,882	94,000	70,000	–	353,721
Arthur Ellis	158,397	20,000	–	12,139	–	–	190,536
Total	1,141,186	20,000	12,776	216,922	70,000	538,691	1,999,575

* Stephen Promnitz commenced employment 1 August 2005.

** Peter Warren commenced employment 13 March 2006.

*** Niall Lenahan resigned 31 January 2006.

Directors' Report (continued)

30 June 2006

Key Management Personnel of the Group

2006	Short-term Benefits			Post-employment Benefits		Share-based Payment	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non-executive Directors							
Ross Smyth-Kirk	120,000	-	1,158	10,800	-	-	131,958
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer *	60,000	-	-	-	-	-	60,000
Total	240,000	-	1,158	16,200	-	-	257,358

* Consulting fees of $60,000 (2005 – $60,000) were paid or payable to Norwest Mining Consultants Ltd, of which Peter McAleer is an officer and Director.

2006	Short-term Benefits			Post-employment Benefits		Share-based Payment	
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Key Management Personnel							
Gavin Thomas	464,000	-	5,519	36,000	-	359,737	865,256
Stephen Promnitz*	294,343	-	-	24,083	-	178,954	497,380
Surapol Udompornwirat^	140,325	35,081	3,689	10,047	-	-	189,142
Phil MacIntyre	404,495	42,468	11,596	-	-	114,717	573,276
Ron James	276,255	29,164	8,418	-	-	41,028	354,865
Arthur Ellis	158,397	20,000	-	12,139	-	-	190,536
Total	1,737,815	126,713	29,222	82,269	-	694,436	2,670,455

* Stephen Promnitz commenced employment 1 August 2005.

^ Surapol Udompornwirat resigned 30 June 2006.



Directors' Report (continued)

30 June 2006

2005	Short-term Benefits			Post-employment Benefits		Share-based Payment	
Name	Cash Salary and Fees $	Cash Bonus $	Non-monetary Benefits $	Super-annuation $	Retirement Benefits $	Options $	Total $
Non-executive Directors							
Ross Smyth-Kirk	120,000	-	1,916	10,800	-	-	132,716
John Falconer	60,000	-	-	5,400	-	-	65,400
Peter McAleer *	60,000	-	-	-	-	-	60,000
John Shaw**	45,000	-	-	4,050	-	-	49,050
Steve Reid***	331,114	-	-	26,271	-	-	357,385
Total	616,114	-	1,916	46,521	-	-	664,551

* Consulting fees of $60,000 (2005 $60,000) were paid or payable to Norwest Mining Consultants Ltd of which Peter McAleer is an officer and Director.
** John Shaw resigned 31 March 2005.
*** Steve Reid resigned 24 January 2005.

2005	Short-term Benefits			Post-employment Benefits		Share-based Payment	
Name	Cash Salary and Fees $	Cash Bonus $	Non-monetary Benefits $	Super-annuation $	Retirement Benefits $	Options $	Total $
Other Key Management Personnel							
Gavin Thomas	200,000	-	2,044	-	-	22,940	224,984
Niall Lenahan	276,000	-	11,178	24,000	-	11,225	322,403
Marcus Tomkinson	238,415	-	-	11,585	-	3,227	253,227
Surapol Udompornwirat	132,113	29,405	29,740	6,920	-	11,225	209,403
Phil MacIntyre	182,175	-	102,178	-	-	11,225	295,578
Arthur Ellis	142,908	-	-	12,000	-	5,612	160,520
Total	1,171,611	29,405	145,140	54,505	-	65,454	1,466,115

Directors' Report (continued)

30 June 2006

C *Service Agreements (audited)*

Remuneration and other terms of employment for the Chief Executive Officer and the other key management personnel are formalised in service agreements. Each of these agreements provide for the provision of performance-related cash bonuses, other benefits including car allowances and car parking, and participation, when eligible, in the Employee Option Plan. Other major provisions of the agreements relating to remuneration are set out below.

Gavin Thomas – Chief Executive Officer

- Term of agreement – 3 years ending 1 April 2008.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $500,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Stephen Promnitz – Corporate Development Manager (Commenced employment 1 August 2005)

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $350,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Peter Warren – Chief Financial Officer (Commenced employment 13 March 2006)

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $300,000 to be reviewed annually by the Remuneration Committee.
- No termination or bonus payments.

Niall Lenahan – Chief Financial Officer (resigned)

- Agreement terminated on resignation on 31 January 2006.
- Base salary, inclusive of superannuation, for the 7 months ended 31 January of $276,839.

Surapol Udompornwirat – Vice President Akara Mining Limited

- Employment agreement terminated on resignation on 30 June 2006.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $150,372.

As from 1 July 2006, Surapol provides consultancy services to Akara Mining Limited.

Phil MacIntyre –Chief Operating Officer, General Manager, Akara Mining Limited

- Term of agreement – 3 years ending 16 July 2007.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $458,559 to be reviewed annually by the Remuneration Committee.

Ron James – General Manager, Exploration and Resource Development

- Term of agreement – Renewable on an annual basis at the discretion of the Board of Directors.
- Base salary, inclusive of superannuation, for the year ended 30 June 2006 of $312,837 to be reviewed annually by the Remuneration Committee.

Arthur Ellis – Financial Controller

- Term of agreement – No fixed term.
- Base salary, inclusive of superannuation, as at 30 June 2006 of $170,536 to be reviewed annually by the Remuneration Committee.



Directors' Report (continued)

30 June 2006

D *Share Based Compensation (audited)*

Options

Kingsgate Employees and Contractors Option Plan

On 28 November 2001, shareholders at the Annual General Meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

(a) the exercise period for the options is three years from the date the options are granted.

(b) each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the five trading days preceding the day on which options are issued (but in any event not less than 20 cents).

(c) options are granted under the plan to eligible employees and contractors for no consideration.

(d) options granted under the plan carry no dividend or voting rights.

(e) set out on page 36 are summaries of options granted under the plans.

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company.

Directors' Report (continued)

30 June 2006

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29 January 2004	29 January 2007	$3.93	$0.49	29 January 2005
31 March 2005	1 April 2010	$2.69	$0.36	1 April 2005
7 July 2005	1 July 2010	$4.00	$0.39 $0.43 $0.47	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$5.00	$0.25 $0.29 $0.33	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$6.00	$0.17 $0.21 $0.24	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
7 July 2005	1 July 2010	$7.00	$0.11 $0.15 $0.18	36% on 1 July 2006, 36% on 1 July 2007 and 28% on 1 July 2008
26 October 2005	26 October 2010	$3.00	$1.52	26 October 2005
26 October 2005	26 October 2010	$4.00	$1.15 $1.24	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$5.00	$0.85 $0.94	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	26 October 2010	$6.00	$0.63 $0.72	50% on 1 November 2006 and 50% on 1 November 2007
26 October 2005	1 August 2010	$3.25	$1.44 $1.51 $1.58	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$4.00	$1.12 $1.21 $1.29	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$5.00	$0.80 $0.90 $0.99	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$6.00	$0.58 $0.68 $0.77	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008
26 October 2005	1 August 2010	$7.00	$0.43 $0.52 $0.61	50% on 1 August 2006, 25% on 1 August 2007 and 25% on 1 August 2008

Details of options over ordinary shares in the company provided as remuneration to each Director of Kingsgate Consolidated Limited and each of the key management personnel of the Group are set out on page 37. When exercisable, each option is convertible into one ordinary share of Kingsgate Consolidated Limited. Further information on the options is set out in Note 22 of the financial statements.

Directors' Report (continued)

30 June 2006

Name	Number of Options Granted During the Year		Number of Options Vested During the Year	
	2006	2005	2006	2005
Other Key Management Personnel of the Group				
Gavin Thomas	2,500,000	60,000	-	60,000
Stephen Promnitz	400,000	-	-	-
Niall Lenahan	-	-	-	40,000
Marcus Tomkinson	-	-	-	80,000
Surapol Udompornwirat	-	-	-	40,000
Phil MacIntyre	160,000	-	50,000	40,000
Ron James	90,000	-	-	-
Arthur Ellis	-	-	-	20,000

Fair Value of Options Granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

(a) Options are granted for no consideration.

(b) Expected price volatility of the Company's shares: 40% (2005 - 40%).

(c) Expected dividend yield: 4.4% (2005 - 5%).

(d) Risk-free interest rate: 5.2% (2005 - 5.2%).

The expected price volatility is based on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Shares Provided on Exercise of Remuneration Options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each Director of Kingsgate Consolidated Limited and other key management personnel of the Group are set out below.

Name	Number of Ordinary Shares Issued on Exercise of Options During the Year	
	2006	2005
Directors of Kingsgate Consolidated Limited		
Peter McAleer	-	100,000
Other Key Management Personnel of the Group		
Gavin Thomas	-	-
Stephen Promnitz	-	-
Niall Lenahan	90,000	-
Marcus Tomkinson	-	-
Surapol Udompornwirat	40,000	-
Phil MacIntyre	-	-
Ron James	-	-

Directors' Report (continued)

30 June 2006

The amounts paid per ordinary share by other key management personnel on the exercise of options at the date of exercise were as follows:

Exercise Date	Amount Paid per Share
11 January 2006	$3.93
11 January 2006	$4.44
28 April 2006	$3.93

No amounts are unpaid on any shares issued on the exercise of options.

E *Additional Information - Unaudited*

Principles Used to Determine the Nature and Amount of Remuneration: Relationship Between Remuneration and Company Performance

The overall level of executive reward takes into account the performance of the Group over a number of years, with greater emphasis given to the current and prior year. Over the past 5 years, the Group's profit from ordinary activities after income tax has grown at an average rate of 14% per annum, and shareholder wealth has grown at an average rate of 12% per annum. During the same period, average executive remuneration has grown by approximately 9% per annum.

Details of Remuneration: Cash Bonus and Options

For each cash bonus and grant of options included in the tables on pages 31 to 33 and 36 to 39 the percentage of the available bonus or grant that was paid or that was vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonus is payable in future years. The options vest over a 2 or 3 year period and will vest if the executive remains an employee of the company on the vesting date and the options will vest immediately if the executive's employment is terminated as a result of a change in control of the company. No options will vest if the above conditions are not satisfied, hence the minimum value of the options yet to vest is nil. The maximum value of the options yet to vest has been determined assuming the share price on the date the options are exercised will not exceed $2.82 for the options issued in July 2005 and $4.00 for the options issued in October 2005.

	Cash Bonus		Options					
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gavin Thomas			2006	-	-	2007	nil	185,400
						2008	nil	221,400
						2009	nil	196,000
	nil	nil	2005	100	-	-	-	-
Stephen Promnitz						2007	nil	141,875
						2008	nil	80,313
	nil	nil	2006	-	-	2009	nil	89,062
Surapol Udompornwirat	100	nil	-	-	-	-	-	-
Phil MacIntyre			2006	-	-	2007	nil	37,000
						2008	nil	41,500
	100	nil	2006	30	-	-	-	-
Ron James						2007	nil	39,450
	100	nil	2006	-	-	2008	nil	43,500
Arthur Ellis	100	nil	-	-	-	-	-	-

Directors' Report (continued)

30 June 2006

Share Based Compensation: Options

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are in accordance with the Kingsgate Employees and Contractors Option Plan and the Kingsgate Executive Option plan. For details of these plans and the valuation of options, including models and assumptions used, please refer Note 22.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gavin Thomas	7 July 2005	2,500,000	41.5	602,800	-	-	602,800
Stephen Promnitz	26 Oct 2005	400,000	36.0	311,250	-	-	311,250
Niall Lenahan	-	-	-	-	75,300	-	75,300
Marcus Tomkinson	-	-	-	-	-	90,000	90,000
Surapol Udompornwirat	-	-	-	-	76,400	-	76,400
Phil MacIntyre	26 Oct 2005	150,000	20.0	154,500	-	-	154,500
Ron James	26 Oct 2005	90,000	11.6	82,950	-	-	82,950

A- The percentage of the value of remuneration consisting of options, based on the value at grant date.

B- The value at grant date calculated in accordance with AASB 2 Share Based Payment of options granted during the year as part of remuneration.

C- The value at exercise date of options that were granted as part of remuneration and were exercised during the year.

D- The value at lapse date of options that were granted as part of remuneration and that lapsed during the year.

Shares Under Option

As at the date of this report, there were 3,660,000 unissued ordinary shares under option (3,260,000 at the reporting date). Refer to Note 22 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares Issued on the Exercise of Options

During the financial year, employees and executives have exercised options to acquire 130,000 fully paid ordinary shares of Kingsgate Consolidated Limited at weighted average exercise price of $4.13.

No further shares have been issued since that date and no amounts are unpaid on any of the shares.

Directors' Report (continued)

30 June 2006

Interest in Shares and Options of the Company

As at the date of this report, the interests of the Directors and key management personnel in the shares and options of Kingsgate Consolidated Limited were:

Name	[illegible]	[illegible]
Directors of Kingsgate Consolidated Limited		
Ross Smyth-Kirk	4,586,271	
John Falconer	189,291	
Peter McAleer	380,000	
Key Management Personnel of the Group		
Gavin Thomas	703,921	2,560,000
Stephen Promnitz	–	400,000
Peter Warren*		400,000
Phil MacIntyre	95,000	190,000
Ron James		90,000
Arthur Ellis	24,872	20,000

* The options were issued to Peter Warren on 7 July 2006.

Insurance of Officers

During the financial year, the Group paid premiums to insure Directors and Officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

Directors' Interest in Contracts

No material contracts involving Directors' interests were entered into since the end of the previous financial year or existed at the end of the financial year other than the transactions detailed in the Note to the accounts.

Non-audit Services

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important.

Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for the audit and non-audit services provided during the year are set out below.

The Board of Directors has considered the position and, in accordance with advice received from the Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principles relating to auditor independence as set out in the Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the Group, acting as advocate for the Group or jointly sharing economic risk and rewards.



Directors' Report (continued)

30 June 2006

During the year the following fees were paid or payable for services provided by the auditor of the Parent Entity, its related practices and non-related audit firms:

	Consolidated	
	[illegible]	[illegible] $
Assurance Services		
Audit Services		
PricewaterhouseCoopers Australian Firm		
Audit and review of the financial reports and other work under the Corporations Act 2001	215,480	104,545
Related practices of PricewaterhouseCoopers Australian Firm	86,111	78,442
Total remuneration for audit services	301,591	242,987
Other Assurance Services		
PricewaterhouseCoopers Australian Firm		
Workers compensation review	3,500	3,000
AGM scrutineers	-	12,292
IFRS accounting services	82,550	-
Andean Bidders Statement review	90,000	-
Total remuneration for other assurance services	176,050	15,292
Total Remuneration for Assurance Services	477,641	258,279
Taxation Services		
PricewaterhouseCoopers Australian Firm	44,075	70,207

Directors' Report (continued)

30 June 2006

Auditors' Independence Declaration

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 43.

Rounding of Amounts

The Group is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Auditors

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

Ross Smyth-Kirk
Director

John Falconer
Director

Sydney
29 August 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

30 June 2006

As lead auditor for the audit of Kingsgate Consolidated Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Kingsgate Consolidated Limited and the entities it controlled during the period.

Peter Buchholz
Partner

Sydney
29 August 2006



Income Statement

For the year ended 30 June 2006

	Notes	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Revenue from Continuing Operations	3	74,143	66,770	14,874	14,564
Changes in inventories of finished goods and work in progress		(522)	(868)	-	-
Direct costs of mining and processing		(40,266)	(34,851)	-	-
Employee benefits expense		(8,053)	(6,019)	(2,636)	(1,403)
Depreciation and amortisation expenses	4	(7,805)	(8,720)	(50)	(35)
Finance costs	4	(854)	(982)	(801)	(885)
Exploration expensed		(2,853)	(2,092)	-	-
Foreign exchange gains / (losses)	4	205	135	-	(49)
Gain / (loss) on derivative financial instruments		7,056	-	-	-
Other expenses from ordinary activities		(4,389)	(4,992)	(3,339)	(3,739)
Profit Before Income Tax		16,662	8,391	8,148	8,453
Income tax expense	5	-	-	-	-
Profit from Continuing Operations		16,662	8,391	8,148	8,453
Net Profit Attributable to Members of Kingsgate Consolidated Limited		16,662	8,391	8,148	8,453
		Cents	Cents		
Basic earnings per share	30	19.3	9.8		
Diluted earnings per share	30	19.3	9.8		

The above income statements should be read in conjunction with the accompanying Notes.

Balance Sheet

As at 30 June 2006

	Notes	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	6	10,391	32,119	1,907	25,366
Receivables	7	1,398	4,000	6	108
Inventories	8	6,656	6,346	–	–
Other assets	9	2,751	1,816	415	353
TOTAL CURRENT ASSETS		21,196	44,281	2,328	25,827
NON-CURRENT ASSETS					
Receivables	7	–	–	87,661	50,825
Available-for-sale financial assets	10	20,385	–	6,832	–
Mine property, plant and equipment	11	122,822	88,077	115	76
Other assets	9	94	3,650	94	310
Investments	19	–	–	–	–
TOTAL NON-CURRENT ASSETS		143,401	91,727	94,702	51,311
TOTAL ASSETS		164,597	136,008	97,030	77,138
CURRENT LIABILITIES					
Payables	13	8,948	7,184	1,285	461
Provisions	14	1,162	1,114	–	79
Derivative financial instruments	15	23,138	872	–	–
TOTAL CURRENT LIABILITIES		33,248	9,170	1,285	540
NON-CURRENT LIABILITIES					
Provisions	14	3,292	2,842	–	–
Derivative financial instruments	15	49	2,767	–	–
TOTAL NON-CURRENT LIABILITIES		3,341	5,609	–	–
TOTAL LIABILITIES		36,589	14,779	1,285	540
NET ASSETS		128,008	121,229	95,745	76,598
EQUITY					
Parent entity interest					
Contributed equity	16	92,091	75,934	92,091	75,934
Reserves	17	(23,629)	(9,367)	3,622	111
Retained profits	17	59,546	54,662	32	553
TOTAL EQUITY		128,008	121,229	95,745	76,598

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of Changes in Equity

For the year ended 30 June 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent Entity 2006 $'000	Parent Entity 2005 $'000
Total Equity at the Beginning of the Financial Year		121,229	133,488	76,598	78,290
Adjustment on adoption of AASB 132 and AASB 139:					
Retained profits	17	(3,109)			
Reserves	17	(24,475)			
Restated Total Equity at the Beginning of the Financial Year		93,645	133,488	76,598	78,290
Available-for-sale financial assets	17	(956)		2,856	
Changes in fair value of cash flow hedges	17	(2,360)			
Exchange differences on translation of foreign operations	17	12,873	(10,505)		
Employee share options	17	656	47	655	47
Net Income Recognised Directly in Equity		10,213	(10,458)	3,511	47
Profit for the Year		16,662	8,391	8,148	8,453
Total Recognised Income and Expense for the Year		26,875	(2,067)	11,659	8,500
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	16	17,425	2,504	17,425	2,504
Shares bought back on-market and cancelled, inclusive of transaction costs	16	(1,268)	(723)	(1,268)	(723)
Dividends paid	20	(8,669)	(11,973)	(8,669)	(11,973)
		7,488	(10,192)	7,488	(10,192)
Total Equity at the End of the Financial Year		128,008	121,229	95,745	76,598

The above statements of changes in equity should be read in conjunction with the accompanying notes.



Cash Flow Statements

For the year ended 30 June 2006

	Notes	Consolidated		Parent Entity	
		2006 $000	2005 $000	2006 $000	2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		73,308	65,440	665	602
Payments to suppliers and employees (inclusive of goods and services tax)		(51,579)	(44,350)	(4,763)	(4,788)
Interest received		798	1,983	663	1,904
Finance costs		(638)	(889)	(801)	(885)
Dividends received		-	-	13,550	12,000
NET CASH INFLOW FROM OPERATING ACTIVITIES	23	21,889	22,184	9,314	8,833
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for exploration and land acquisitions		(15,310)	(33,913)	-	-
Loans to related parties		-	-	(20,508)	(18,979)
Payments for property, plant and equipment		(15,201)	(4,229)	(93)	(45)
Payments for investments		(5,724)	-	(3,977)	-
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(36,235)	(38,142)	(24,578)	(19,024)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		536	215	536	215
Payments for shares bought back		(1,259)	(718)	(1,259)	(718)
Share issue and buy-back transaction costs		(9)	(5)	(9)	(5)
Dividends paid		(7,434)	(9,684)	(7,434)	(9,684)
NET CASH (OUTFLOW) FROM FINANCING ACTIVITIES		(8,166)	(10,192)	(8,166)	(10,192)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(22,512)	(26,150)	(23,430)	(20,383)
Cash at the beginning of the financial year		32,119	59,696	25,336	45,799
Effects of exchange rate changes on cash and cash equivalents		784	(1,427)	1	(50)
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR		10,391	32,119	1,907	25,366

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

30 June 2006

The financial report of Kingsgate Consolidated Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of Directors on 29 August 2006.

Kingsgate Consolidated Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange using the ASX code KCN.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Kingsgate Consolidated Limited as an individual entity and the Group consisting of Kingsgate Consolidated Limited and its subsidiaries.

(a) Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

As at 30 June 2006 the consolidated entity had a working capital deficiency of $12,052,000 (2005: $Nil). The Consolidated Entity generated cash flows from operating activities for the year ended 30 June 2006 of $21,889,000 (2005: $22,184,000) and net profit of $16,662,000 (2005: $8,391,000). The Consolidated Entity has access to facilities disclosed in Note 12. The Parent Entity relies upon cash flows of its subsidiaries to meet its liabilities as they fall due.

The Directors are of the opinion that this provides reasonable grounds to believe that the Company and the Consolidated Entity will be able to pay their debts as and when they fall due. This Financial Report has been prepared on a going concern basis.

Compliance with IFRS

Australian Accounting Standards include Compliance with AIFRS ensure that the consolidated financial statements and notes of Kingsgate Consolidated Limited comply with International Financial Reporting Standards (IFRS). The Parent Entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to Parent Entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Presentation and Disclosure* and AASB 124 *Related Party Disclosures*.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Kingsgate Consolidated Limited financial report to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Financial statements of Kingsgate Consolidated Limited until 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Kingsgate Consolidated Limited 2006 financial statements, management has amended the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS as required. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement from 1 July 2005*.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in Note 32.

Historical Cost Convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value.

(b) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kingsgate Consolidated Limited ("Company" or "Parent Entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Kingsgate Consolidated Limited and its subsidiaries together are referred to in this financial report as the Group or the Consolidated Entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Notes to the Financial Statements (continued)

30 June 2006

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1 (h)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c) Segment Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign Currency Translation

(i) Functional and Presentation Currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Kingsgate Consolidated Limited functional and presentation currency.

(ii) Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group Companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Sales revenue represents the net proceeds receivable from the customer, profit or loss on effective gold derivatives less any costs of transportation borne by the Group in delivering the product to customers.

Gold and silver revenue is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

(f) Income Tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(g) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(h) Acquisitions of Assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(k) Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Receivables from gold and silver sales are due for settlement no more than 3 days from the date of recognition. Other receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.



Notes to the Financial Statements (continued)

30 June 2006

(l) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure. Costs are assigned to individual items of inventory on the basis of weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Investments and Other Financial Assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on Transition Date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

From 1 July 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial Assets at Fair Value Through Profit or Loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and Receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity Investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale Financial Assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

Notes to the Financial Statements (continued)

30 June 2006

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

(n) Derivatives

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.

Adjustments on Transition Date: 1 July 2005

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair Value Hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash Flow Hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(o) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date.

Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(p) Property, Plant and Equipment
Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost includes the expenditure directly associated with the purchase and construction of the asset and the estimated future costs of dismantling and restoring the site on which it is located.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation and amortisation of mine buildings, reserves, development, plant, machinery and equipment is provided over the assessed life of the relevant mine or asset, whichever is the shorter.

Depreciation and amortisation is determined on a units-of-production basis over proven and probable reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. For mine plant, machinery and equipment, which have an expected economic life shorter than the life of the mine, a straight line basis is adopted.

The expected useful lives are as follows:

- Mine buildings - the shorter of applicable mine life and 25 years;
- Plant, machinery and equipment – the shorter of applicable mine life and 3-15 years depending on the nature of the asset.

The reserves and life of each mine and the remaining useful life of each class of asset are reassessed at least annually and the depreciation and amortisation rates adjusted accordingly.

Major spares purchased specifically for a particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 1(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

(q) Exploration and Evaluation Expenditure
Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises direct costs, depreciation and does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Exploration expenditure includes funds for land purchases advanced to Suan Sak Patana Limited, a controlled entity Director related company. Advances are capitalised in the Group as exploration expenditure to the extent that the acquired land is used by the Group for exploration purposes. Each area of interest is limited to a size related to a known or probable mineral resource capable of supporting a mining operation.

Exploration expenditure for each area of interest is carried forward as an asset provided the rights to tenure of the area of interest are current and one of the following conditions is met:

- the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration expenditure is written off when it fails to meet at least one of the conditions outlined above or an area of interest is abandoned.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When facts and circumstances suggest that the carrying amount exceeds the recoverable amount the impairment loss will be measured and disclosed in accordance with AASB 136 *Impairment of Assets.*

When a decision is made to develop an area of interest, all carried forward exploration expenditure in relation to the area of interest is transferred to mine properties.

(r) Mine Properties

Mine properties represents the accumulated exploration, evaluation and development expenditure incurred by or on behalf of the Group in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after commencement of production, such expenditure is carried forward as part of the mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs is provided on the unit-of-production method with separate calculations being made for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable ore reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. Development costs still to be incurred in relation to the current reserves are included in the amortisation calculation.

(s) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(t) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u) Borrowing Costs

Loan establishment costs are capitalised and written off over the life of the loan. Other borrowing costs are expensed.

(v) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to anyone item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in provision due to the passage of time is recognised as interest expense.

(w) Restoration and Rehabilitation Provision

A provision for restoration and rehabilitation is recognised for the costs expected to be incurred on cessation of producing operations and are measured at the present value of expected future cash flows.

The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset are recorded as a charge to earnings.

Notes to the Financial Statements (continued)

30 June 2006

(x) Employee Benefits

(i) Wages and Salaries, Annual leave and Sick Leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Long Service Leave and Severance Pay

The liability for long service leave and severance pay is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to the expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement Benefit Obligations

Contributions to defined contribution funds are recognised as an expense as they become payable.

(iv) Share-based Payments

Share-based compensation benefits are provided to employees via the Kingsgate Employees and Contractors and Executive Option Plans.

Shares Options Granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares Options Granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under Kingsgate Employees and Contractors Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to these options is transferred to share capital.

(y) Contributed Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included as a charge to equity.

If the entity re-acquires its own equity instrument, e.g. as a result of a share buy back, those instruments are deducted from equity and the associated shares are cancelled. No gain or loss is recognised in the profit or loss and the consideration paid including any directly attributable incremental costs (net of income tax) is recognised directly in equity.

(z) Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.



Notes to the Financial Statements (continued)

30 June 2006

(aa) Earnings per Share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ab) Financial Instrument Transaction Costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

(ac) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cashflows are presented on a gross basis. The GST component of the cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flow.

(ad) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting period. The Group's assessment of the impact of these new standards and interpretations is set out below.

(i) UIG 4 Determining Whether an Asset Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The Group has not elected to adopt UIG 4 early. It will apply UIG 4 in its 2007 financial statements and the UIG 4 transition provisions. The Group will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. Implementation of UIG 4 is not expected to change the accounting for any of the Group's current arrangements.

(ii) UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The Group does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

(iii) AASB 2005-9 Amendments to Australian Accounting Standards (AASB 4, AASB 1023, AASB 139 & AASB 132)

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The Group has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity. Kingsgate Consolidated Limited, under guarantees given pursuant to the deed of cross guarantee (see Note 25) in respect of amounts payable by wholly-owned subsidiaries. An assessment of the fair value of these guarantees has not yet been performed. The new rules will be implemented retrospectively with a restatement of the comparatives as required by AASB 108 *Accounting Policies, Changes in Accounting Estimates and Errors.*

(iv) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038).

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

(v) UIG 6 Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The Group has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the Group's financial statements.

Notes to the Financial Statements (continued)

30 June 2006

(vi) AASB 2005-6 Amendments to Australian Accounting Standards (AASB 121)

AASB 2005-6 is applicable to annual reporting periods ending on or after 31 December 2006. The amendment relates to monetary items that form part of a reporting entity's net investment in a foreign operation. It removes the requirement that such monetary items had to be denominated either in the functional currency of the reporting entity or the foreign operation. Kingsgate Consolidated Limited does not have any monetary items forming part of a net investment in a foreign operation. The amendments to AASB 121 will therefore have no impact on the Group's financial statements.

(ae) Rounding of Amounts

The Company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

2. CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below:

(i) Exploration and Evaluation Assets

Exploration and evaluation expenditure for each area of interest is carried forward as an asset provided certain conditions are met (Note 1(q)). Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. These calculations and reviews require the use of assumptions and judgement. The related carrying amounts are disclosed in Note 11.

(ii) Derivative Financial Instruments

The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date. These calculations require the use of estimates and assumptions. Changes in assumptions concerning interest rates, gold prices and volatilities could have a significant impact on the fair valuation attributed to these contracts. When these assumptions change or become known in the future, such differences will impact asset carrying values and the hedging reserve in the period in which they change or become known. The related carrying amounts are disclosed in Notes 15 and 27.

(iii) Restoration and Rehabilitation Provision

Significant judgement is required in determining the restoration and rehabilitation provision as there are many transactions and factors that will affect the ultimate liability payable to rehabilitate the mine site. Factors that will affect this liability includes future development, changes in technology, commodity price changes and changes in interest rates. The related carrying amounts are disclosed in Note 14.

(iv) Units of Production Method of Depreciation

The Group applies the units production method for depreciation of its mine properties (Notes 1(p) and 1(r)). These calculations require the use of estimates and assumptions. Significant judgement is required in assessing the available reserves and the production capacity of the plant to be depreciated under this method. Factors that must be considered in determining reserves and resources and production capacity are the Groups history of converting resources to reserves and the relevant time frames, the complexity of metallurgy, markets and future developments. When these factors change or become known in the future, such difference will impact profit and carrying values of assets. The related carrying amounts are disclosed in Note 11.

(v) Share-based Payments

The Group measures share-based payments at fair value at the grant date using the Black-Scholes formula taking into account the terms and conditions upon which the instrument were granted, as discussed in Note 22.

vi) Carrying Value of Andean Resources

On 22 February 2006 KCN commenced an off market takeover offer to acquire 100% of the shares in Andean Resources Limited (Andean). The investment in Andean was initially recognised at the fair vale of the Kingsgate shares issued in exchange for shares in Andean. This gave rise to an initial carrying value of $17.363 million, when combined with transaction costs.

At 30 June 2006 Kingsgate held 39,285,596 shares representing 13.67% of the shares on issue in Andean. The market value of this holding, based on the closing share price of Andean on the ASX, was $13.554 million as at 30 June 2006.

Notes to the Financial Statements (continued)

30 June 2006

The investment in Andean has been classified as "available for sale" in accordance with Kingsgate's accounting policy. This policy requires the company to carry "available for sale" financial assets at fair value, based on the year end closing share price.

The change in value of $3.810 million has been recorded in the available for sales assets reserves within equity as at 30 June 2006.

This balance has been offset by the change in value of $2.855 million for the investment held in Goldstar Limited. At the June 2006 the balance of the available for sale investment revaluation reserve (Note 17) was ($955,000).

The group assesses at each balance date whether there is objective evidence that financial assets are impaired. In the case of "available for sale" financial assets, a significant or prolonged decline in the fair value of an investment below its cost is considered in determining whether the investment is impaired.

Where the company considers the investment to be impaired, the cumulative loss - measured as the difference between the acquisition cost and the current fair value - is recognised in the income statement.

The Directors consider the investment in Andean is not impaired at the date of the financial report or at the end of the reporting period, due in part to the following significant factors:

- The underlying nature of the assets held by Andean has not changed since Kingsgate commenced the takeover offer;
- Andean can add strategic value to Kingsgate due to the company's existing exploration operations in South America;
- There is a control premium attached to an investment of this size; and
- The offer closed on 11 July 2006 which does not enable the Directors to assess whether the current reduction in value of the investment is prolonged or temporary in nature.

Subsequent to year end Kingsgate purchased an additional 25,017,688 shares at a value of $8.251 million increasing the investment to 22.38% of the shares on issue in Andean. At the date of this report, Kingsgate held a total of 64,303,104 shares at an initial cost of $25.64 million, including transaction costs and prior to any adjustment to reflect the year end market value of the shares, based on the Andean share price.

There is a risk the initial cost of the investment may be impaired in subsequent reporting periods should the market value of Andean remain significantly lower than Kingsgate's initial carrying value of $25.64 million for a prolonged period of time.

3. REVENUE

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Revenue from Continuing Operations				
Sales Revenue				
Gold sales	67,224	61,045	-	-
Silver sales	5,558	3,254	-	-
Services	-	-	600	600
Other Revenue				
Interest	798	2,042	759	1,962
Dividends	-	-	13,550	12,000
Other	563	429	65	2
Revenue from continuing operations	74,143	66,770	14,974	14,564

Notes to the Financial Statements (continued)

30 June 2006

4. EXPENSES

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Cost of Sales	43,941	40,660	-	-
Foreign Exchange (gains) / Losses	205	(135)	-	49
Finance Costs				
Interest and finance charges paid/payable	541	673	585	669
Rehabilitation provision discount adjustment	97	93	-	-
Amortisation of deferred borrowing costs	216	216	216	216
Finance Costs Expensed	854	982	801	885
Write down of raw materials and stores	-	568	-	-
Rental expense relating to operating leases	2,112	1,426	154	44
Depreciation and Amortisation*				
Mine properties	4,953	6,488	-	-
Mine buildings, plant and equipment	2,716	2,157	-	-
Non-mining property, plant and equipment	321	237	50	35
Depreciation capitalised	(185)	(162)	-	-
Total depreciation and amortisation	7,805	8,720	50	35

* From November 2005 deprecation calculated based on the units of production method was revised for the 25% increase in ore reserves.

5. INCOME TAX

	Consolidated		Parent Entity	
Income Tax Expense	2006 $'000	2005 $'000	2006 $'000	2005 $'000
The income tax expense for the financial year differs from the amount calculated on profit. The differences are reconciled as follows:				
Profit from continuing operations before income tax expense	16,662	8,391	8,148	8,453
Income tax calculated @ 30% (2005 - 30%)	4,999	2,517	2,444	2,536
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Non-taxable dividends	-	-	(4,065)	(3,600)
Tax exempt profits - Thailand	(5,342)	(4,502)	-	-
	(343)	(1,985)	(1,621)	(1,064)
Current year tax loss not brought to account	343	1,985	1,621	1,064
Income Tax Expense	-	-	-	-

Akara Mining Limited, a controlled entity, has received approval from the Royal Thai Board of Investment (BOI) of the Office of the Prime Minister for promotion of the Chatree Gold Mine.

Subject to meeting BOI conditions and based on a production of 178,416 ounces of gold and 583,733 ounces of silver per year, Akara Mining Limited's Chatree Gold Mine is entitled to:

(a) an 8 year full corporate tax holiday commencing at first gold pour on metal sales;

(b) a further 5 year half tax holiday following (a) above (at a 15% tax rate); and

(c) other benefits.

Tax Losses

Potential future income tax benefits of $5,788,000 (2005 – $4,167,000) attributable to Australian tax losses carried forward by the Company and future benefits attributable to exploration expenditure and other timing differences allowable for deduction have not been brought to account in the consolidated accounts at 30 June 2006 because the Directors do not believe it is appropriate to regard realisation of the future income tax benefits as probable. These benefits will only be obtained if:

(a) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; and

(b) the Group continues to comply with the conditions for deductibility imposed by tax legislation; and

(c) no changes in tax legislation adversely affect the Group in realising the benefit from the deductions for the losses.

Tax Consolidation Legislation

Kingsgate Consolidated Limited and its wholly-owned Australian subsidiary have implemented the tax consolidation legislation as of 1 July 2003. The entities are also contemplating entering into a tax sharing agreement, but details of this agreement are yet to be finalised.

6. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Cash at bank and in hand	1,362	1,227	139	192
Deposits at call	9,029	30,892	1,768	25,174
	10,391	32,119	1,907	25,366

Cash at Bank and on Hand

These are non-interest bearing.

Deposits at Call

The deposits at call are bearing floating interest rates between 1% - 5.6% (2005 – 1% - 5.4%) and they may be accessed daily.

Notes to the Financial Statements (continued)

30 June 2006

7. RECEIVABLES

	Consolidated		Parent Entity	
	[illegible]	2005 $000	[illegible]	2005 $000
RECEIVABLES				
Current				
Other debtors	1,398	4,000	6	108
Non-current				
Loans to controlled entities (Note 21)	-	-	87,661	50,925

8. INVENTORIES

	Consolidated		Parent Entity	
Raw materials and stores - at cost	4,281	3,381	-	-
Provision for obsolescence	(637)	(568)	-	-
Work in progress - at cost	3,012	3,533	-	-
	6,656	6,346	-	-

9. OTHER ASSETS

	Consolidated		Parent Entity	
	[illegible]	2005 $000	[illegible]	2005 $000
Current				
Deposits	1,820	1,025	46	46
Prepayments	931	791	369	307
	2,751	1,816	415	353
Non-current				
Deferred borrowing costs	630	630	630	630
Accumulated amortisation	(536)	(320)	(536)	(320)
	94	310	94	310
Derivative financial instruments - commodity contracts	-	3,340	-	-
	94	3,650	94	310

Information on derivative financial instruments is available in Notes 15 and 27(a).

Notes to the Financial Statements (continued)

30 June 2006

10. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Equity Securities				
At the beginning of the financial year	-	-	-	-
Additions	21,340	-	3,977	-
Revaluation	(955)	-	2,855	-
At the end of the financial year	20,385	-	6,832	-

The available-for-sale financial asset consists of investments in the ordinary shares of Goldstar Resources NL (ASX: GDR) and Andean Resources Limited (ASX: AND). The fair value has been based on the closing share price at the financial year end.

11. MINE PROPERTY, PLANT AND EQUIPMENT

Consolidated

	Exploration and Evaluation	Land	Mine Properties	Mine, Buildings, Plant and Equipment	Non-mining Plant and Equipment	Total
	$'000	$'000	$'000	$'000	$'000	$'000
At 1 July 2004						
Cost	19,168	591	23,969	52,327	975	97,018
Accumulated depreciation and amortisation	-	-	(13,384)	(15,807)	(334)	(29,525)
Net book amount	19,156	591	10,585	36,520	641	67,493
Year ended 30 June 2005						
Opening net book amount	19,168	591	10,585	36,520	641	67,493
Additions	33,913	-	2,235	1,227	767	38,142
Reclassified	(1,247)	-	4,460	(3,292)	79	-
Disposals	(265)	-	-	(19)	(37)	(311)
Depreciation and amortisation expense	-	-	(6,488)	(2,157)	(237)	(8,882)
Foreign currency exchange differences	(3,352)	(61)	(1,349)	(3,519)	(84)	(8,365)
Closing net book amount	48,216	530	9,443	28,760	1,129	88,077
At 30 June 2005						
Cost	48,216	630	26,247	46,348	1,536	122,876
Accumulated depreciation and amortisation	-	-	(16,804)	(17,588)	(407)	(34,799)
Net book amount	48,216	530	9,443	28,760	1,129	88,077





Notes to the Financial Statements (continued)

30 June 2006

11. MINE PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Consolidated

	Exploration and Evaluation	Land	Mine Properties	Mine, Buildings, Plant and Equipment	Non-mining Plant and Equipment	Total
	$000	$000	$000	$000	$000	$000
Year ended 30 June 2006						
Opening net book amount	48,215	530	9,443	28,760	1,129	88,077
Additions	15,495		2,167	12,707	327	30,696
Reclassified	–	–	–	–	–	–
Disposals	–	–	–	(7)	(2)	(9)
Depreciation and amortisation expense	–	–	(4,953)	(2,716)	(321)	(7,990)
Foreign currency exchange differences	6,823	65	972	4,174	114	12,148
Closing net book amount	70,533	595	7,629	42,918	1,247	122,922
At 30 June 2006						
Cost	70,533	595	31,767	65,548	2,032	170,475
Accumulated depreciation and amortisation	–	–	(24,138)	(22,630)	(785)	(47,553)
Net book amount	70,533	595	7,629	42,918	1,247	122,922

Parent Entity

	Non-mining Plant and Equipment	Total
	$000	$000
At 1 July 2004		
Cost	173	173
Accumulated depreciation	(96)	(96)
Net book amount	77	77
Year ended 30 June 2005		
Opening net book amount	77	77
Additions	45	45
Disposals	(11)	(11)
Depreciation expense	(35)	(35)
Closing net book amount	76	76
At 30 June 2005		
Cost	145	145
Accumulated depreciation	(69)	(69)
Net book amount	76	76

	Non-mining Plant and Equipment	Total
	$000	$000
Year ended 30 June 2006		
Opening net book amount	76	76
Additions	93	93
Disposals	(4)	(4)
Depreciation expense	(50)	(50)
Closing net book amount	115	115
At 30 June 2006		
Cost	233	233
Accumulated depreciation	(118)	(118)
Net book amount	115	115

Notes to the Financial Statements (continued)

30 June 2006

12. INTEREST BEARING LIABILITIES

On 10 December 2003, the parent entity entered into a US$32 million revolving credit facility agreement with four banks. The facility, which amortises by 25% on its first two anniversaries, has a three year term, with an option to extend for a further one year. This option was exercised during the year and the facility now expires on 1 December 2007. Interest is charged at commercial rates on drawn balances and a facility fee is payable based on a percentage of the facility limit. The facility is secured by a first ranking charge over the Group's Australian assets and a share mortgage over Akara Mining Limited's shares. At 30 June 2006 the US$16 million available under the revolving credit facility was un-drawn.

13. PAYABLES

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Current				
Trade creditors	8,948	7,184	1,285	461

14. PROVISIONS

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Current				
Employee benefits (Note 1(x) and 22)	772	724		79
Taxation		390		
Customs provision	390			
	1,162	1,114	-	79
Non-current				
Restoration and rehabilitation (Note 1(w))	3,292	2,842	-	-
Restoration and Rehabilitation				
At the beginning of the financial year	2,842		-	
Provision discount adjustment	97		-	
Foreign currency exchange differences	353		-	
At the end of the financial year	3,292		-	
DERIVATIVE FINANCIAL INSTRUMENTS				
Current				
Commodity contracts	23,138	872	-	-
Non-current				
Commodity contracts	49	2,767	-	-

(a) Transition to AASB 132 and AASB 139

The Group has taken the exemption under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. As a result comparative figures have not been adjusted.

Notes to the Financial Statements (continued)

30 June 2006

At the date of transition to these standards of 1 July 2005 commodity contracts were recognised at fair value which resulted in an increase in liabilities of $27,584,000. $24,475,000 was recorded in the hedging reserve, representing the effective portion of the commodity contracts that are designated and qualify as cash flow hedges. $3,109,000 was recorded in retained earnings for the ineffective portion of these commodity contracts.

(b) Instruments Used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in commodity price fluctuations. This is in accordance with the Group's financial risk management policies. Details of the commodity contracts and risk management policies are available in Note 27.

16. CONTRIBUTED EQUITY

	Parent Entity		Parent Entity	
	2006 Shares	2005 Shares	2006 $000	2005 $000
(a) Share Capital				
Ordinary shares fully paid	88,591,541	85,948,771	92,091	75,934

(b) Movements in Ordinary Share Capital:

Date	Details	Notes	[illegible] Shares	$000
1 July 2004	Opening Balance		85,328,773	74,153
9 September 2004	Exercise of options - Director	(d)	100,000	148
15 October 2004	Dividend reinvestment plan	(e)	703,157	2,144
17 March 2005	Dividend reinvestment plan	(f)	67,562	145
April to June 2005	Shares bought back on-market and cancelled	(g)	(275,721)	(723)
27 June 2005	Exercise of options - Employee	(h)	25,000	67
30 June 2005	Closing balance		85,948,771	75,934
27 September 2005	Dividend reinvestment plan	(i)	139,912	437
11 January 2006	Exercise of options - Employee	(h)	90,000	
	Proceeds received			379
	Transfer from share-based payment reserve			19
28 April 2006	Exercise of options - Employee	(h)	40,000	
	Proceeds received			157
	Transfer from share-based payment reserve			19
28 April 2006	Dividend reinvestment plan	(j)	129,998	798
July 2005 to December 2005	Shares bought back on-market and cancelled	(g)	(376,167)	(1,268)
20 March to 30 June 2006	Andean Takeover Offer	(k)	2,619,027	15,616
30 June 2006	Closing balance		88,591,541	92,091

Notes to the Financial Statements (continued)

30 June 2006

(c) Ordinary Shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Details of share options are disclosed in Note 22.

(d) Directors Options

Information relating to the Directors options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year is set out in Note 28.

(e) Dividend Reinvestment Plan

The Company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlement satisfied by the issue of new ordinary shares rather than by being paid in cash.

703,157 fully paid ordinary shares were issued as part of the final dividend under the Company's Dividend Reinvestment Plan at $3.05 each.

(f) Dividend Reinvestment Plan

67,562 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $2.15 each.

(g) Share Buy Back

During the financial year ended 30 June 2006 the Company purchased and cancelled 376,167 ordinary shares representing 0.4 % of ordinary share capital. The shares were acquired at an average price of $3.35 per share, with prices ranging from $2.79 to $4.07. Share buy-back transaction costs amounted to $8,829. The on-market buyback remains in effect at the date of this report.

(h) Employees and Contractors Option Plan

Information relating to the Kingsgate Employees and Contractors Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year is set out in Note 22.

(i) Dividend Reinvestment Plan

139,912 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $3.12 each.

(j) Dividend Reinvestment Plan

129,998 fully paid ordinary shares were issued as part of the interim dividend under the Company's Dividend Reinvestment Plan at $6.14 each.

(k) Andean Takeover Offer

Kingsgate offered Andean shareholders 1 Kingsgate ordinary share for every 15 Andean shares held. This resulted in Kingsgate issuing 2,619,027 shares at an average of $5.96 per share.



Notes to the Financial Statements (continued)

30 June 2006

17. RESERVES AND RETAINED PROFITS

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
(a) Reserves				
Foreign currency translation reserve	2,369	(10,504)	-	-
General reserve	1,026	1,026	-	-
Available-for-sale investment revaluation reserve	(955)	-	2,856	-
Hedging reserve	(26,835)	-	-	-
Share-based payment reserve	766	111	766	111
	(23,629)	(9,367)	3,622	111
Movements:				
Foreign currency translation reserve				
At the beginning of the financial year	(10,504)	-	-	-
Net exchange differences on translation of foreign controlled entities	12,873	(10,504)	-	-
At the end of the financial year	2,369	(10,504)	-	-
General reserve				
At the beginning of the financial year	1,026	1,026	-	-
At the end of the financial year	1,026	1,026	-	-
Available-for-sale investment revaluation reserve				
At the beginning of the financial year	-	-	-	-
Revaluation	(955)	-	2,856	-
At the end of the financial year	(955)	-	2,856	-
Hedging reserve				
At the beginning of the financial year				
Adjustment on adoption of AASB 132 and AASB 139 (Note 15)	(24,475)			
Revaluation	(9,416)			
Transferred to the income statement	7,056	-	-	-
At the end of the financial year	(26,835)	-	-	-
Share-based payment reserve				
At the beginning of the financial year	111	64	111	64
Option expense	694	47	694	47
Transfer to share capital (Options exercised)	(39)	-	(39)	-
At the end of the financial year	766	111	766	111

Notes to the Financial Statements (continued)

30 June 2006

Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 1(d).

General Reserve

Pursuant to the laws of Thailand, Akara Mining Limited appropriated to a reserve fund at each distribution of dividends, an amount equal to one-twentieth of the profit after tax payment until the reserve fund reached one-tenth of its registered capital. The reserve fund is now equal to one-tenth of the registered share capital of Akara Mining Limited.

Available-for-sale Investment Revaluation Reserve

Changes in the fair value of investments classified as available-for-sale financial assets are taken to the available-for-sale investment revaluation reserve, as described in Note 1(m).

Hedging Reserve

The hedging reserve is used to record unrealised gains and losses on effective hedging instruments, as described in Note 1(n).

Share-based Payments Reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised as described in Note 1(x).

(b) Retained Profits

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Movements in retained profits were as follows:				
Retained profits at the beginning of the financial year	64,662	58,244	553	4,073
Adjustment on adoption of AASB 132 and AASB 139 (Note 15)	(3,109)	-	-	-
Net profit attributable to members of Kingsgate Consolidated Limited	6,662	8,391	8,148	8,453
Dividends provided for or paid (Note 20)	(8,669)	(11,973)	(8,669)	(11,973)
Retained profits at the end of the financial year	59,546	54,662	32	553

18. COMMITMENTS FOR EXPENDITURE

Capital Commitments

Commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:

	Consolidated		Parent Entity	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Within 1 year	460	194	-	-

Notes to the Financial Statements (continued)

30 June 2006

Operating Leases

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Within 1 year	1,566	1,511	163	163
Later than 1 year but not later than 5 years	7,600	13,429	191	354
Later than 5 years	4	2,543	–	–
	9,170	17,483	354	517
Remuneration Commitments				
Within 1 year	1,222	1,060	500	500
Later than 1 year but not later than 5 years	375	875	375	875
	1,597	1,935	875	1,375

19. INVESTMENTS IN CONTROLLED ENTITIES

The consolidated financial statements incorporate the assets, liabilities and results of the ultimate parent entity, Kingsgate Consolidated Limited, and the following subsidiaries in accordance with the accounting policy described in Note 1(b).

Name of Entity	Country of Incorporation	Class of Shares	Equity Holding 2006 %	Equity Holding 2005 %	Parent Entity Cost 2006 $	Parent Entity Cost 2005 $
Issara Mining Limited	Thailand	Ordinary	100	100	–	–
Richaphum Limited	Thailand	Ordinary	100	100	–	–
Naka Udsahakum Limited	Thailand	Ordinary	100	100	–	–
Akara Mining Limited	Thailand	Ordinary	100	100	–	–
Kingsgate Capital Pty Limited	Australia	Ordinary	100	100	1	1
Kingsgate South America Pty Ltd	Australia	Ordinary	100	100	1	1
Minera Kingsgate Limited	Chile	Ordinary	100	100	2	2
Kingsgate Peru SRL	Peru	Ordinary	100	100	274	274

Parasol Limited's name was changed to Richaphum Limited during the financial year.

Kingsgate South America Pty Ltd was incorporated in Australia on 23 February 2006.

Minera Kingsgate Limited and Kingsgate Peru SRL depend on funding from the Group to sustain exploration activities.

Notes to the Financial Statements (continued)

30 June 2006

20. DIVIDENDS

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Final 2005 unfranked dividend of 5 cents per share (2004 - 12 cents) paid on 27 September 2005	4,286	10,251	4,286	10,251
Interim 2006 unfranked dividend of 5 cents per share (2005 - 2 cents) paid on 28 April 2006	4,383	1,722	4,383	1,722
Total dividends provided for or paid	8,669	11,973	8,669	11,973
Paid in cash	7,434	9,684	7,434	9,684
Satisfied by issue of shares	1,235	2,289	1,235	2,289
	8,669	11,973	8,669	11,973
Dividends Not Recognised at Year End In addition to the above dividends, since year end the Directors have declared a final 2006 unfranked dividend of 5 cents per share (2005 - 5 cents). The aggregate amount of the proposed dividend expected to be paid on the 3 October 2006 but not yet recognised as a liability at year end is	4,513	4,286	4,513	4,286

The Groups franking credit balance at 30 June 2006 is Nil (2005: Nil).

21. RELATED PARTIES

Transactions with Related Parties

Information on remuneration of Directors is disclosed in Note 28. A Director of a controlled entity, S Udompornwirat, is a Director and shareholder of Suan Sak Patana Limited. Transactions with this company comprise:

	Consolidated		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Loans advanced - Non current	43,492,673	22,448,090		
Interest received	1,511,290	857,904		
Rentals paid	1,957,870	1,357,753		

Loans have been advanced to Suan Sak Patana Limited to acquire prospective land for exploration purposes. In accordance with the regulations of Thailand foreign corporations are prevented from acquiring land. These advances have been disclosed as exploration expenditure being the first phase of the exploration and evaluation process.

Interest is charged on the loans advanced at the rate of 4% per annum (2005 - 4%). Rentals relate to land used by the Group for gold mining and exploration.

All transactions with Director-related entities were based on normal commercial terms and conditions.



Notes to the Financial Statements (continued)

30 June 2006

Wholly-owned Group

The wholly-owned group consists of Kingsgate Consolidated Limited and its wholly-owned controlled entities. A list of the controlled entities and the ownership interest is set out in Note 19.

Transactions between Kingsgate Consolidated Limited and controlled entities during the years ended 30 June 2006 and 30 June 2005 consisted of loans advanced by and assignment of liabilities to Kingsgate Consolidated Limited. The loans do not bear interest. Management fees of $600,000 (2005 - $600,000) were received from Akara Mining Limited during the year.

Aggregate amounts receivable from controlled entities at balance date were as follows.

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Non-current receivables				
Wholly owned subsidiaries (Note 7)	-		87,661	60,925

During the year the Parent Entity advanced $31,477,977 (2005 - $21,598,000) to controlled entities.

Controlling Entities

The ultimate parent entity in the wholly-owned group is Kingsgate Consolidated Limited.

22. EMPLOYEE BENEFITS AND SHARE BASED PAYMENTS

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Employee Benefit and Related On-costs Liabilities				
Provision for employee benefits - current	712	724	-	79

Provision has been made for annual leave and Thai severance pay.

	Consolidated		Parent Entity	
	2006	2005	2006	2005
Employee Numbers				
Average number of employees during the financial year	294	292	8	6

Superannuation

The Group makes contributions on behalf of employees to externally managed defined contribution superannuation funds. Contributions are based on percentages of employees' wages and salaries.

Notes to the Financial Statements (continued)

30 June 2006

Kingsgate Employees and Contractors Option Plan

On 28 November 2001, shareholders at the annual general meeting approved the special resolution to establish the Kingsgate Employees and Contractors Option Plan 2001. Under this plan 2,500,000 options may be issued to employees and contractors of the Group (excluding Directors of the Company). This plan has similar option terms as the option plan established in 1998 which authorised the Directors to issue up to 500,000 options to employees and contractors of the Group (excluding Directors of the Company).

The terms of the options issued pursuant to the plan are as follows:

(f) the exercise period for the options is three years from the date the options are granted.
(g) each option will entitle the holder to subscribe for one ordinary share of the Company and the exercise price for each option will be 10% above the average closing sale price of the Company's ordinary fully paid shares on the Australian Stock Exchange over the five trading days preceding the day on which options are issued (but in any event not less than 20 cents).
(h) options are granted under the plan to eligible employees and contractors for no consideration.
(i) options granted under the plan carry no dividend or voting rights.
(j) set out below are summaries of options granted under the plans.

Full details of the Employee Option Plan are disclosed in the Share Option Plan rules which were approved by shareholders in November 2001, a copy of which can be obtained from the Company.

Consolidated and Parent Entity – 2006

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11 July 2002	11 July 2005	$2.66	17,000	–	–	17,000	–	–
5 Feb 2003	5 Feb 2006	$4.44	50,000	–	50,000	–	–	–
3 Nov 2003	28 Aug 2006	$4.16	40,000	–	–	40,000	–	–
29 Jan 2004	29 Jan 2007	$3.93	180,000	–	80,000	40,000	60,000	60,000
Total			287,000	–	130,000	97,000	60,000	60,000
Weighted average exercise price			3.98	–	4.13	3.80	3.93	3.93

Consolidated and Parent Entity – 2005

Grant Date	Expiry Date	Exercise Price	Balance Start of Year	Granted During Year	Exercised During Year	Expired During Year	Balance End of Year	Exercisable End of Year
28 Nov 2001	28 Nov 2004	$1.48*	100,000	–	100,000	–	–	–
11 July 2002	11 July 2005	$2.66	42,000	–	25,000	–	17,000	17,000
5 Feb 2003	5 Feb 2006	$4.44	50,000	–	–	–	50,000	50,000
3 Nov 2003	15 Apr 2008	$3.74	150,000	–	–	150,000	–	–
3 Nov 2003	28 Aug 2006	$4.16	40,000	–	–	–	40,000	40,000
29 Jan 2004	29 Jan 2007	$3.93	180,000	–	–	–	180,000	180,000
Total			562,000	–	125,000	150,000	287,000	287,000
Weighted average exercise price			3.41	–	1.72	3.74	3.98	3.98

* Director options

Notes to the Financial Statements (continued)

30 June 2006

Kingsgate Executive Option Plan

The terms of the options issued pursuant to the plan are as follows:

(a) each option will entitle the holder to subscribe for one ordinary share of the Company.

(b) options are granted under the plan for no consideration.

(c) options granted under the plan carry no dividend or voting rights.

(d) set out below are summaries of options granted under the plans.

Consolidated and Parent Entity – 2006

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
31 Mar 2005	1 Apr 2010	$2.69	60,000	–	–	60,000	60,000
7 July 2005	1 July 2010	$4.00	–	500,000	–	500,000	–
7 July 2005	1 July 2010	$5.00	–	500,000	–	500,000	–
7 July 2005	1 July 2010	$6.00	–	500,000	–	500,000	–
7 July 2005	1 July 2010	$7.00	–	1,000,000	–	1,000,000	–
26 Oct 2005	26 Oct 2010	$3.00	–	50,000	–	50,000	50,000
26 Oct 2005	26 Oct 2010	$4.00	–	30,000	–	30,000	–
26 Oct 2005	26 Oct 2010	$5.00	–	80,000	–	80,000	–
26 Oct 2005	26 Oct 2010	$6.00	–	80,000	–	80,000	–
26 Oct 2005	1 Aug 2010	$3.25	–	25,000	–	25,000	–
26 Oct 2005	1 Aug 2010	$4.00	–	50,000	–	50,000	–
26 Oct 2005	1 Aug 2010	$5.00	–	100,000	–	100,000	–
26 Oct 2005	1 Aug 2010	$6.00	–	100,000	–	100,000	–
26 Oct 2005	1 Aug 2010	$7.00	–	125,000	–	125,000	–
Total			60,000	3,140,000	–	3,200,000	110,000
Weighted average exercise price			2.69	5.70	–	5.65	2.83

The share prices at the grant dates were $2.82 at 7 July 2005 and $4.03 at 26 October 2005.

Valuation of options at grant date are disclosed in Note 28.

On 7 July 2006, 400,000 options were issued with an exercise price of $5.50 to $8.00, expiring 1 July 2011 and the vesting periods from 1 July 2007 to 1 July 2009.

Consolidated and Parent Entity – 2005

Grant Date	Expiry Date	Exercise Price	Balance Start of Year	Granted During Year	Exercised During Year	Balance End of Year	Exercisable End of Year
31 Mar 2005	1 Apr 2010	$2.69	–	60,000	–	60,000	60,000
Weighted average exercise price			2.69	–	–	2.69	2.69

The share price at the grant date of 31 March 2005 was $2.26 per share.

The fair value of shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day prior to the exercise of the options.

The weighted average remaining contractual life of share options outstanding at the end of the period was 4.0 years (2005 – 1.1 years)

Notes to the Financial Statements (continued)

30 June 2006

Fair Value of Options Granted

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2006 included:

(a) Options are granted for no consideration.
(b) Expected price volatility of the Company's shares: 40% (2005 - 40%).
(c) Expected dividend yield: 4.4% (2005 - 5%).
(d) Risk-free interest rate: 5.2% (2005 - 5.2%).

The expected price volatility is based on the historic volatility adjusted for any expected changes to future volatility due to publicly available information.

Expense Arising From Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Options issued under executive option plan	694	65	694	65

23. RECONCILIATION OF PROFIT AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Profit from ordinary activities after related income tax expense	16,662	8,391	8,148	8,453
Depreciation and amortisation	7,806	8,720	60	35
Non-cash employee benefit expense - share-based payments	694	47	694	47
Amortisation of Borrowing costs	216	216	216	216
Gains on derivative financial instruments	(7,056)	-	-	-
Net exchange differences	(193)	(135)	(579)	49
Change in Operating Assets and Liabilities				
(Increase) decrease in debtors	2,602	(715)	102	(51)
(Increase) decrease in inventories	(310)	1,788	-	-
(Increase) decrease in other operating assets	(936)	197	(62)	(41)
Increase (decrease) in creditors	1,906	2,420	824	135
Increase (decrease) in provisions	498	339	(79)	(10)
Increase (decrease) in other liabilities	-	916	-	-
Net cash inflow from operating activities	21,889	22,184	9,314	8,833

Notes to the Financial Statements (continued)

30 June 2006

24. EVENTS OCCURRING AFTER REPORTING DATE

Dividend

On 28 August 2006, the Directors of the Parent Entity declared a final unfranked dividend of 5 cents per share. The record date for the dividend is 21 September 2006 with payment due on 3 October 2006.

Take Over Bid for Andean Resources NL

On 11 July 2006, the all-scrip off market takeover bid for Andean closed. The Consolidated Entity now controls 64,303,104 fully paid ordinary Andean shares giving it a strategic 22.38% holdings in Andean.

Grant of Special Prospecting Licences

On 17 August 2006 the Company announced that its Thai subsidiaries have been granted 51 of the 101 Special Prospecting Licences (SPL) currently under application surrounding Chatree Gold Mine. A fee of approximately $450,000 is payable at the time the licences are issued and a deposit or security of approximately $980,000 is also due at that time.

25. CONTINGENT LIABILITIES

The parent entity and Group had contingent liabilities at 30 June 2006 in respect of:

Guarantees

Cross guarantees have been given by Kingsgate Consolidated Limited's controlled entities to the four banks in the revolving credit facility as part of the security package as described in Note 12.

These guarantees may give rise to liabilities in the Parent Entity if the controlled entities do not meet their obligations under the terms of the loans subject to the guarantees. No material losses are anticipated in respect of the above contingent liabilities.

26. SEGMENT INFORMATION

Primary Reporting – Business Segments

The Group operates exclusively in one business segment of gold mining and exploration.

Secondary reporting – Geographical Segments

The Group operates in primarily two geographical segments, being Asia Pacific and South America.

	Consolidated	
	[illegible]	2005 $'000
Sales to external customers:		
Asia Pacific	72,782	64,299
Other revenue:		
Asia Pacific	1,361	2,471
	74,143	66,770
Segment Results:		
Asia Pacific	19,437	10,221
South America	(2,775)	(1,830)
	16,662	8,391
Segment Assets:		
Asia Pacific	162,992	135,346
South America	1,605	662
	164,597	136,008
Capital Expenditure:		
Asia Pacific	34,774	38,029
South America	1,461	113
	36,235	38,142

27. FINANCIAL RISK MANAGEMENT AND INSTRUMENTS

Financial Risk Management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and commodity price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as commodity contracts to hedge certain risk exposures. Risk management is carried out under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating commodity price, foreign exchange, interest rate and credit risks and investing excess liquidity.

(a) Market Risk

(i) Price Risk

The Group's major commodity price exposure is to the price of gold. At 30 June 2006, Kingsgate Consolidated Limited and certain of its controlled entities had committed to the following commodity contracts.

Maturity	Quantity Hedged		Average Price	
	2006 Ounces	2005 Ounces	2006 A$/oz	2005 A$/oz
Put options bought (A$):				
Within 1 year	31,500	38,500	570	570
1 to 2 years	14,000	31,500	570	570
2 to 3 years	-	14,000	-	570

Maturity	Quantity Hedged		Average Price	
	2006 Ounces	2005 Ounces	2006 US$/oz	2005 US$/oz
Put options bought (US$):				
Within 1 year	73,600	82,750	306	304
1 to 2 years	22,500	73,500	330	306
2 to 3 years	-	22,500	-	330
Call options sold * (US$):				
Within 1 year	58,500	82,750	317	321
1 to 2 years	280	73,500	360	325
2 to 3 years	-	22,500	-	360

* US$ call options include 58,500 ounces (2005: A$130,000 ounces) of path dependent options, with a knock-out feature. Barriers range between US$301/oz and US$303/oz and are active in discrete time periods prior to the options expiry date.

The mark to market loss relating from these commodity contracts at 30 June 2006 was A$23,187,000 (2005: A$27,883,000).

The A$ Puts and 58,500 ounces of the US$ collars have been designated as effective cash flow hedges.

Notes to the Financial Statements (continued)

30 June 2006

The Group uses an external consultant to estimate the fair value of its commodity contracts based on well established option pricing models and market conditions existing at the balance sheet date.

(ii) Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group's functional currency.

The Group operates internationally and is exposed to foreign exchange risks. This includes significant assets held in Thai Baht and sales made in US Dollars.

Movements in foreign currencies are monitored by the Group and the Board has set limits on foreign currency hedging. The Group has also entered into commodity contracts denominated in Australian Dollars to mitigate part of this risk. At 30 June 2006 the Group had not entered into any foreign currency hedging contracts.

(b) Credit Risk

The Group has no significant concentrations of credit risk. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

(c) Interest Rate Risk

The Group exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. For interest rates applicable to each class of asset or liability refer to individual Notes to the financial statements. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

			Fixed Interest Maturing in:				
	Notes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2006							
Financial Assets							
Cash	6	9,029				1,362	10,391
Receivables	7	-	-	-	-	1,398	1,398
		9,029	-	-	-	2,760	11,789
Weighted average interest rate		3.9%					
Financial Liabilities							
Payables	13	-	-	-	-	8,948	8,948
Net financial assets (liabilities)		9,029	-	-	-	(6,188)	2,841

Notes to the Financial Statements (continued)

30 June 2006

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 year or Less $000	1 to 2 Years $000	More Than 2 Years $000	Non-interest Bearing $000	Total $000
2005							
Financial Assets							
Cash	6	30,892	-	-	-	1,227	32,119
Receivables	7	-	-	-	-	5,989	5,989
		30,892	-	-	-	7,216	38,108
Weighted average interest rate		5.2%					
Financial Liabilities							
Payables	13	-	-	-	-	7,184	7,184
Net financial assets (liabilities)		30,892	-	-	-	32	30,924

(d) Liquidity Risk
The Group constantly monitors liquidity requirements and liquidity management is carried out under policies approved by the Board.

(e) Fair Values
The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Group approximate their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles. The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2006 [illegible]	2006 [illegible]	2005 Carrying amount $000	2005 Net fair value $000
Financial Assets				
Cash	10,391	10,391	32,119	32,119
Receivables	1,398	1,398	5,989	5,989
Available-for-sale financial assets	20,385	20,385		
	32,174	32,174	38,108	38,108
Financial Liabilities				
Payables	8,763	8,763	7,184	7,184
Derivative financial instruments	23,187	23,187		27,883
	31,950	31,950	7,184	35,067



Notes to the Financial Statements (continued)

30 June 2006

28. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were Directors of Kingsgate Consolidated Limited during the financial year:

Chairman – Non-Executive
Ross Smyth-Kirk

Non-Executive Directors
John Falconer
Peter McAleer

(b) Other Key Management Personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group during the financial year:

Name	Position	Employer
Gavin Thomas	Chief Executive Officer	Kingsgate Consolidated Limited
Stephen Promnitz	Corporate Development Manager	Kingsgate Consolidated Limited
Peter Warren	Chief Financial Officer	Kingsgate Consolidated Limited
Surapol Udompornwirat	Executive Vice President	Akara Mining Limited
Phil MacIntyre	General Manager, Chatree Gold Mine	Akara Mining Limited
Ron James	General Manager, Exploration and Resource Development	Akara Mining Limited

All of the above persons were also key management personnel during the years ended 30 June 2006 and 2005, with the exception of:

- Stephen Promnitz who commenced employment 1 August 2005.
- Peter Warren who commenced employment 13 March 2006.
- Marcus Tomkinson who resigned 15 July 2005.
- Niall Lenahan who resigned 31 January 2006.

(c) Key Management Personnel Compensation

	Consolidated		Parent Entity	
	2006 $	2005 $	2006 $	2005 $
Short-term employee benefits	1,715,363	1,346,156	1,173,962	870,545
Post-employment benefits	70,130	54,505	288,922	
Share-based payments	694,436	65,454	538,691	54,229

The Company has taken advantage of the relief provided by Corporations Regulations CR2M .6.04 and has transferred the detailed remuneration disclosures to the Directors' report. The relevant information can be found in sections A-C of the remuneration report on pages 28 to 34.

Notes to the Financial Statements (continued)

30 June 2006

(d) Equity Instrument Disclosures Relating to Key Management Personnel

i) Share Holdings

The numbers of shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the key management personnel of the Group, including their personally-related entities, are set out below.

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Directors of Kingsgate Consolidated Limited Ordinary Shares				
Ross Smyth-Kirk	4,252,380	–	333,891	4,586,271
John Falconer	147,095	–	42,196	189,291
Peter McAleer	380,000	–	–	380,000
Key Management Personnel of the Group Ordinary Shares				
Gavin Thomas	14,741	–	689,180	703,921
Niall Lenahan	6,706	90,000	(96,706)	–
Surapol Udompornwirat	–	40,000	(40,000)	–
Phil MacIntyre	95,000	–	–	95,000
Ron James	–	–	–	–
Arthur Ellis	31,200	–	(6,328)	24,872

2005 Name	Balance at the Start of the Year	Received During the Year on the Exercise of Options	Other Changes During the Year	Balance at the end of the year
Directors of Kingsgate Consolidated Limited Ordinary Shares				
Ross Smyth-Kirk	4,252,380	–	–	4,252,380
John Falconer	145,740	–	1,355	147,095
Peter McAleer	280,000	100,000*	–	380,000
John Shaw	113,074	–	(113,074)	–
Steve Reid	1,000	–	–	1,000
Key Management Personnel of the Group Ordinary Shares				
Gavin Thomas	14,741	–	–	14,741
Niall Lenahan	3,506	–	3,200	6,706
Surapol Udompornwirat	–	–	–	–
Phil MacIntyre	95,000	–	–	95,000
Ron James	–	–	–	–
Arthur Ellis	33,000	–	(1,800)	31,200

* The amount paid per ordinary share by Peter McAleer on the exercise of options at the date of exercise was $1.48 per share.

Notes to the Financial Statements (continued)

30 June 2006

(ii) Options Provided as Remuneration and Shares issued on Exercise of Such Options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in section D of the remuneration report on pages 35 to 40.

(iii) Option Holdings

The numbers of options over ordinary shares in the Company held during the financial year by each Director of Kingsgate Consolidated Limited and each of the specified executives of the Group, including their personally-related entities, are set out below.

Key Management Personnel

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gavin Thomas	60,000	2,500,000	-	-	2,560,000	60,000
Stephen Promnitz	-	400,000	-	-	400,000	25,000
Peter Warren	-	-	-	-	-	-
Niall Lenahan	90,000	-	90,000*	-	-	-
Marcus Tomkinson	80,000	(80,000)	-	-	-	-
Surapol Udompornwirat	40,000	-	40,000^	-	-	-
Phil MacIntyre	40,000	150,000	-	-	190,000	90,000
Ron James	-	90,000	-	-	90,000	-
Arthur Ellis	20,000	-	-	-	20,000	20,000

* 90,000 ordinary shares were issued on the 11 January 2006 when the share was $5.05 per share.

^ 40,000 ordinary shares were issued on the 28 April 2006 when the share was $5.84 per share.

Options granted during the year are provided as remuneration. No options are vested and unexercisable at the end of the year.

2005 Name	Balance at the Start of the Year	Granted/(Expired) During the Year	Exercised During the Year	Other Changes During the Year	Balance at the End of the Year	Vested and Exercisable at the End of the Year
Directors of Kingsgate Consolidated Limited						
Steve Reid	167,000	(167,000)	-	-	-	-
Peter McAleer	100,000	-	100,000	-	-	-
Other Key Management Personnel						
Gavin Thomas	-	60,000	-	-	60,000	60,000
Niall Lenahan	90,000	-	-	-	90,000	90,000
Marcus Tomkinson	80,000	-	-	-	80,000	80,000
Surapol Udompornwirat	40,000	-	-	-	40,000	40,000
Phil MacIntyre	40,000	-	-	-	40,000	40,000
Ron James	-	-	-	-	-	-
Arthur Ellis	20,000	-	-	-	20,000	20,000

Notes to the Financial Statements (continued)

30 June 2006

Insurance

During the financial year, the Group paid premiums to insure Directors and Officers of the Group. The contracts include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

29. REMUNERATION OF AUDITORS

During the year the auditor of the parent entity and its related practices earned the following remuneration:

	Consolidated		Parent Entity	
	[illegible]	2005 $	[illegible]	2005 $
PricewaterhouseCoopers – Australian Firm				
Audit and review of financial reports of the entity or any entity in the Group	215,480	164,545	199,480	164,545
Other assurance services	176,050	15,292	176,050	15,292
Taxation	44,075	70,207	44,075	64,207
Total remuneration	435,605	250,044	419,605	244,044
Related practices of PricewaterhouseCoopers Australian Firm (including overseas PricewaterhouseCoopers firms)				
Audit or review of financial reports of the entity or any entity in the Group	86,111	78,442	-	-
Taxation	-	-	-	6,000
Total remuneration	86,111	78,442	-	6,000

30. EARNINGS PER SHARE

	Consolidated	
	[illegible]	2005 Cents
Basic earnings per share	19.3	9.8
Diluted earnings per share	19.3	9.8
	[illegible]	$'000
Net profit used to calculate basic and diluted earnings per share	16,662	8,391
	[illegible]	Number
Weighted Average Number of Shares Used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	86,292,943	85,901,267
Adjustment for calculation of diluted earnings per share: Options	132,444	700
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	86,425,387	85,901,967

Options

Options granted to employees and Directors are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 22.

Notes to the Financial Statements (continued)

30 June 2006

31. NON CASH INVESTING AND FINANCING ACTIVITIES

	Consolidated		Parent Entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Acquisition of Available for Sale Financial Assets	15,616	-	-	-

The Parent Entity issued 1 fully paid ordinary share for every 15 Andean Resources NL shares. Refer to Note 2 for further information.

32. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO IFRS

Reconciliation of Equity as Presented Under AGAAP to that Under AIFRS

	Notes	Consolidated		Parent Entity	
		30 June 2005 $000	1 July 2004 $000	30 June 2005 $000	1 July 2004 $000
Total Equity Under AGAAP		123,030	135,046	76,598	78,290
Adjustments to Retained Earnings Net of Tax					
Derecognition of foreign currency translation reserve	(i)	(10,368)	(10,368)	-	-
Recognition of share-based payments	(ii)	(111)	(64)	(111)	(64)
Adjustment to restoration and rehabilitation provision	(iii)	(958)	(612)	-	-
Revenue recognition	(iv)	(843)	(946)	-	-
		(12,280)	(11,990)	(111)	(64)
Adjustments to Other Reserves					
Foreign currency translation reserve	(i)	10,368	10,368	-	-
Share-based payment reserve	(ii)	111	64	111	64
		10,479	10,432	111	64
Total Equity Under AIFRS		121,229	133,488	76,598	78,290

Notes to the Financial Statements (continued)

30 June 2006

Reconciliation of Net Assets Under AGAAP to that Under AIFRS

	Notes	Consolidated		Parent Entity	
		[illegible]	[illegible] 2004 $000	[illegible]	[illegible] 2004 $000
Net Assets Under AGAAP		123,030	135,046	76,598	78,290
Receivables	(iv)	(1,989)	(2,570)	–	–
Inventories	(iv)	1,147	1,624	–	–
Mine property, plant and equipment	(iii)	1,602	1,803	–	–
Provisions	(iii)	(2,561)	(2,415)	–	–
Net Assets Under AIFRS		121,229	133,488	76,598	78,290

Reconciliation on Adoption of AASB 132 and AASB 139
As at 1 July 2005

	Notes	Consolidated	Parent Entity
		$000	$000
Total Equity Under AIFRS – 30 June 2005		121,229	76,598
Retained profits	(v)	(3,109)	–
Reserves	(v)	(24,475)	–
Total Equity Under AIFRS – 1 July 2005		93,645	76,598
Net Assets Under AIFRS – 30 June 2005		121,229	76,598
Derivative financial instruments – Other assets	(v)	(3,340)	–
Derivative financial liabilities	(v)	(24,244)	–
Net Assets Under AIFRS – 1 July 2005		93,645	76,598



Notes to the Financial Statements (continued)

30 June 2006

Reconciliation of Net Profit Under AGAAP to that Under AIFRS
For the Year Ended 30 June 2005

	Notes	Consolidated $'000	Parent Entity $'000
Net Profit as Reported Under AGAAP		8,680	8,600
Recognition of share-based payments	(ii)	(47)	(47)
Adjustment for restoration and rehabilitation provision	(iii)	(345)	
Revenue recognition	(iv)	103	
Net Profit Under AIFRS		8,391	8,453

(i) Foreign Currency Translation Reserve: Cumulative Translation Differences
On the initial application of AIFRS, the Group elected to apply the exemption on AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards relating to the balance of the foreign currency translation reserve. The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve were deemed to be zero at the date of translation to AIFRS.

(ii) Share-based Payments
Under AASB 2 Share-based Payments, from 1 July 2004 the Group is required to recognise an expense for those options that were issued to employees and Directors under the Kingsgate Employees and Contractors Option Plan after 7 November 2002 but that had not vested by 1 January 2005.

(iii) Restoration and Rehabilitation Provision
Under AASB 137 Provisions, Contingent Liabilities and Contingent Assets and AASB 116 Property, Plant and Equipment an asset and liability were recorded for the estimated, discounted future rehabilitation costs. The increase in the rehabilitation provision relating to the unwinding of the discount and depreciation on the rehabilitation asset has been recognised in the income statement.

(iv) Revenue Recognition
Under AASB 118 Revenue, the point of sale is recognised when the refinery process has been finalised and the sale transaction to a third party has been completed.

(v) Adoption of AASB 132 and AASB 139
The Group has taken the exemption under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. As a result comparative figures have not been adjusted.

At the date of transition to these standards of 1 July 2005 commodity contracts were recognised at fair value which resulted in an increase in liabilities of $27,584,000. $24,475,000 was recorded in the hedging reserve, representing the effective portion of the commodity contracts that are designated and qualify as cash flow hedges. $3,109,000 was recorded in retained earnings for the ineffective portion of these commodity contracts.

$3,340,000 was transferred from derivative financial instruments – other assets to liabilities so that a net derivative financial liability is disclosed.

Directors' Declaration

30 June 2006

The Directors declare that the financial statements and Notes set out on pages 2 to 68:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and Group's financial position as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act for the financial year ended 30 June 2006.

In the Directors' opinion:

(a) the financial statements and Notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

DATED at SYDNEY this 29 August 2006
On behalf of the Board

Ross Smyth-Kirk
Director

John Falconer
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent Audit Report to the Members of Kingsgate Consolidated Limited.

Audit Opinion

In our opinion, the financial report of Kingsgate Consolidated Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Kingsgate Consolidated Limited and the Kingsgate Consolidated Limited Group as at 30 June 2006, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Kingsgate Consolidated Limited (the Company) and the Kingsgate Consolidated Limited Group (the Consolidated Entity), for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementsaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Group's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures included reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

When this audit report is included in an Annual Report, our procedures include reading other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

Peter Buchholz
Partner

SYDNEY
29 August 2006

Five Year Summary

For the years ended 30 June

	2006 AIFRS	2005 AIFRS	2004 AGAAP	2003 AGAAP	2002 AGAAP
PRODUCTION					
Ore mined ('000 tonnes)	1,951	1,521	1,946	1,511	821
Ore treated ('000 tonnes)	2,000	1,829	1,671	1,324	665
Head grade – Gold g/t	2.4	2.4	3.1	3.9	5.3
– Silver g/t	14.0	13.0	15.0	22.0	42.0
Gold recovery (%)	90.2	90.8	91.2	90.2	90.8
Gold poured (ounces)	140,071	126,550	149,979	154,484	91,185
Silver poured (ounces)	459,701	353,275	395,346	484,170	363,146
PROFIT AND LOSS (A$'000)					
Sales Revenue	77,782	64,299	84,410	94,020	54,688
Other Revenue	1,361	2,471	2,370	627	1,818
Total Revenue	79,143	66,770	86,780	94,647	56,506
Operating Expenses	47,761	47,366	34,343	28,465	9,685
Administration & Other Costs	1,158	1,404	1,019	3,563	2,223
EBITDA	25,224	18,000	51,418	62,619	44,598
Depreciation & Amortisation	7,805	8,720	11,323	13,293	8,620
EBIT	17,419	9,280	40,095	49,326	35,978
Borrowing Costs	757	889	2,416	2,003	2,566
Operating profit/(loss) before income tax	16,662	8,391	37,679	47,323	33,412
Income tax expense/(credit)					390
Operating profit/(loss) after income	16,662	8,391	37,679	47,323	33,022
BALANCE SHEET (A$'000)					
Current assets – Cash	10,391	32,119	59,696	28,914	25,262
– Other	10,805	12,162	14,162	14,057	12,984
Non-Current assets	143,401	91,727	69,555	53,336	63,619
Total assets	164,597	136,008	143,413	96,307	101,865
Total debt	-	-	-	18,694	44,448
Other liabilities	36,589	14,779	8,367	4,329	15,775
Total liabilities	36,589	14,779	8,367	23,023	60,223
Shareholders' equity	128,008	121,229	135,046	73,284	41,642
OTHER INFORMATION					
Average realised gold price on physical deliveries (US$/ounce)	355	401*	385	335	308
Average spot gold price (US$/ounce)	525	422	391	334	289
Cash cost (US$/ounce)	206	212	135	94	61
Total cost (US$/ounce)	247	262	189	143	116
Operating cash flow (A$'000)	21,889	22,184	49,294	56,950	28,937
Dividends paid (Cash & DRP) (A$'000)	6,669	11,973	17,631	19,927	
Number of issued shares (000') – Ordinary	88,592	85,949	85,329	72,869	71,649
Basic earnings per share (A$ Cents)	19.3	9.8	45.5	65.4	48.5
Dividends per share (A$ Cents)	10.0	7.0	22.0	25.0	15.0

* Excludes negative hedge adjustment of US$ 39 per oz

Shareholder Information

Substantial shareholders and their associates who have notified the Company are listed below.

Holder	No. of Shares held as disclosed in notices to the Company
Gold 2000 Ltd	5,845,000
Ross Smyth-Kirk	4,586,271

Distribution of equity securities as at 5 SEPTEMBER 2006

Size of Holding	Number of Shareholders Fully paid Ordinary Shares	Number of Option Holders
1 - 1,000	862	-
1,001 - 5,000	1186	-
5,001 - 10,000	306	-
10,001 - 100,000	301	2
100,001 -	53	4
	2708	6

96 shareholders have less than a marketable parcel of ordinary shares.

20 Largest Shareholders of Quoted Ordinary Shares as at 5 September 2006

		No. of shares	Percentage
1	Westpac Custodian Nominees	17,672,726	19.58%
2	National Nominees Limited	12,311,005	13.64%
3	ANZ Nominees Limited Cash Income A/C	11,681,954	12.94%
4	J P Morgan Nominees Australia	6,178,259	6.84%
5	Smyth-Kirk Ross Donald	4,586,271	5.08%
6	Citicorp Nominees Pty Limited	3,257,208	3.61%
7	Bird Bruce Clayton (PO)	3,207,110	3.55%
8	HSBC Custody Nominees Australia	2,188,072	2.42%
9	Investment Queensland	1,917,872	2.12%
10	Willow Bend Station Pty Limited	1,401,408	1.55%
11	ANZ Nominees Limited Income Reinvest Plan	780,199	.86%
12	Maminda Pty Limited	733,533	.81%
13	Bahulu Pty Limited	694,376	.77%
14	Citicorp Nominees Pty Limited	644,572	.71%
15	Komor Christopher	551,407	.61%
16	AMP Life Limited	490,132	.54%
17	Grimwade Frederick Shepp	410,000	.45%
18	Doogary Investments Limited	380,000	.42%
19	Niwate Pty Ltd	300,006	.33%
20	Stuart Neill Francis	286,031	.32%
	Total	69,672,141	77.15%

Unquoted equity securities as at 5 September 2006

There were 6 option holders holding 3,660,000 options under the Kingsgate Consolidated Limited Employees option plan.

Voting Rights

(a) Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b) Options

No voting rights.

Kingsgate Consolidated Limited

NOTES

95

CORPORATE **INFORMATION**

Kingsgate Consolidated Limited
ABN 42 000 837 472

Directors:
Ross Smyth-Kirk (Chairman)
John Falconer
Peter Mcaleer

Chief Executive Officer:
Gavin Thomas

Company Secretary:
John Falconer

Stock Exchange Listing:
Kingsgate Consolidated Limited is a company limited by shares, listed on the Australian Stock Exchange under the code KCN.

Registered Office and Principal Business Address:
Level 8, 14 Martin Place,
Sydney, New South Wales, 2000
Tel + 61 2 8256 4800 Fax +61 2 8256 4810
Email: info@kingsgate.com.au

Other Kingsgate Offices and Mine Site:

Bangkok Office
21st Floor
No.1 Soi Sira
Phaholyothin Road
Phayathai
Bangkok 10400
Thailand
Tel +66 2 617 0771
Fax +66 2 617 0773

Chatree Gold Mine
No. 99 Moo 9
Khao Chet Luk
Thap Khlo
Phichit 66230
Thailand
Tel +66 5 661 4195
Fax +66 5 661 4190

Exploration Office
No.156 Moo 11
Tambol Dong Khui
Amphoe Chon Daen
Petchabun 67190
Thailand
Tel +66 5 664 9263
Fax +66 5 664 9082

Chile Office
Office 51
Av. Providencia 2330
Santiago
Chile
Tel +562 234 9498
Fax +562 231 5651

Share Registry:
Security Transfer Registrars Pty. Ltd.
770 Canning Highway
Applecross, Western Australia, 6153
Tel +61 8 9315 0933 Fax +61 8 9315 2233

Auditors:
Pricewaterhousecoopers
201 Sussex Street,
Sydney, New South Wales, 2000

Bankers:

HSBC Bank Australia Limited
28 Bridge Street, Sydney, New South Wales, 2000

Commonwealth Bank of Australia
385 Bourke Street, Melbourne, Victoria, 3000

Macquarie Bank Limited
1 Martin Place, Sydney, New South Wales, 2000

Investec Bank (Australia) Limited
Level 31, The Chifley Tower,
2 Chifley Square, Sydney, New South Wales, 2000

Controlled Entities:
Kingsgate Capital Pty Limited (Incorporated in Australia)

Kingsgate South America Pty Ltd (Incorporated in Australia 23 February 2006)

Akara Mining Limited (Incorporated in Thailand)

Issara Mining Limited (Incorporated in Thailand)

Naka Udsahakum Limited (Incorporated in Thailand)

Richaphum Limited (Incorporated in Thailand) (Formally Parasol Limited)

Minera Kingsgate Limited (Incorporated in Chile)

Kingsgate Peru SRL (Incorporated in Peru)

Mining Leases:
Mining leases covering the Chatree gold mine were granted by the Thai Ministry of Industry.

EPM application 12409 is held 100% by the Company. It is located east of Cloncurry in Queensland and includes gold mineralisation previously explored by the Company.

Kingsgate Tenements Held
Akara Mining Limited: Chatree Gold Mine, Thailand: 100% – flow through interest for gold.

Minera Kingsgate Limited: Chile: 100% flow through interest for gold

Kingsgate Peru SRL: Peru: 100% flow through interest for gold


LOW COST GOLD
Lowest Discovery Cost
Lowest Quartile Production Cost
Expansion to 300,000 oz/yr
Proven Track Record
World Class Sustainability
DELIVERS


Designed and produced by Enterprise Marketing. Telephone (02) 9953 2988

Kingsgate
Consolidated Limited

Company Secretary
John Falconer

Kingsgate Consolidated Limited
ABN 42 000 837 472

Registered Office and Principal Business Office
Level 8, 14 Martin Place,
Sydney, New South Wales, 2000
Tel +61 2 8256 4800
Fax +61 2 8256 4810
Email: info@kingsgate.com.au

Website: www.kingsgate.com.au

KCN:AX

Stock Exchange Listing
Kingsgate Consolidated Limited ordinary shares are listed on the Australian Stock Exchange under the code KCN.

Share Registry
Security Transfer Registrars Pty. Ltd.
770 Canning Highway, Applecross,
Western Australia, 6153
Tel +61 8 9315 0933
Fax +61 8 9315 2233

Kingsgate
Consolidated Limited

ABN 42 000 837 472

RESPONSIBLE GROWTH + **RETURNS**

SUSTAINABILITY REPORT 2006



Contents



THAILAND
Chatree Gold Mine
Bangkok

This report is for the financial year ending 30 June 2006. All data for 2006 relates to the period 1 July 2005 to 30 June 2006 unless stated otherwise.

HIGHLIGHTS

- Development of the new A pit at Chatree North commenced in 2006, following the granting of one new mining lease. Good progress was made in approving the **remaining leases which are significantly larger than the existing Chatree lease**.

- Scoping studies to increase mine capacity were expanded to include **higher silver recoveries**. The expanded study is due for completion in the first half of the 2007 financial year.

- Exploration continues to be highly successful, resulting in **increased resources** and the identification of several new prospects.

- Safety performance at Chatree was outstanding with **no lost time injuries for the entire year**. On the basis of publicly available mine safety records in Australia and Canada, Chatree is believed to be safest metallurgical mining operation in the world.

- Chatree won several major Thai awards for **outstanding health, safety and labour relations**.

- The **mine's operational performance was good in another challenging year** of harder ore and rock waste, unusually heavy rainfall, longer haul distances and the new A pit development. Gold production was 140,071 ounces at a cash cost of US$206/oz.

- The annual **external environmental audit confirmed that the mine continues to operate to high standards** and in compliance with its statutory requirements. Environmental performance under the MCA's 'Enduring Value' was assessed with favourable results.

- Community development programs continued with assistance to local villages, **construction of two new schools and support of local cultural activities**. Community relations activities were restructured with plans to devolve some aspects to a Thai NGO.

- **Kingsgate became a signatory** to the International Cyanide Management Code for the safe use, handling and storage of cyanide.

OVERVIEW AND SUMMARY

Who We Are

Kingsgate Consolidated Limited (Kingsgate) is a highly successful gold mining and exploration company, listed on the Australian Stock Exchange (KCN:ASX).

The Company owns and operates the low cost Chatree Gold Mine in central Thailand through its wholly-owned subsidiary Akara Mining Limited, using world's best practice for safe, environmentally and socially responsible operations.

Our Vision

Kingsgate's vision is to be a preferred gold company delivering shareholder value through profit and growth, propelled by focused exploration in a gold province which exhibits world class potential.

We are continually assessing new business opportunities and recognise that the strength of our relationships, our experience with epithermal gold deposits, our experience in Asia and South America, and our operating expertise will provide the opportunities for growth.

Growth will be achieved through gold exploration and prudent acquisitions producing high margin operations. Our expertise is based on embracing cultural diversity and skill development, fostering teamwork and a focus on the best result for all stakeholders.

Our People

Only through our people can we achieve our goal of developing and operating high quality mineral resource projects. We will employ and retain highly skilled people and are committed to their continued development, safety and well-being.

Sustainability

Kingsgate conducts its operations to the highest standards and with due regard for the economic, social, governance and environmental considerations for the benefit of all stakeholders.

Chatree Mine

The Chatree Gold Mine is located on the eastern edge of the Chao Phraya Basin in gently undulating terrain about 280 kilometres north of Bangkok. The area is well served with infrastructure including good road access and national grid power. The mine produces gold using open pit mining techniques and well proven processing technology.

RepuTex Social Responsibility Investment (SRI) Index

Kingsgate is the only gold mining company on the ASX to be included in the RepuTex Social Responsibility Investment (SRI) Index launched in August 2005 and achieved an A rating.

The RepuTex SRI Index comprises 44 companies from the S&P/ASX300 Index spread across a broad range of industry sectors. The RepuTex SRI Rating is an assessment of the extent to which an organisation is performing in a socially responsible manner and managing its social risk exposures in terms of corporate governance, environmental impact, social impact and workplace practices.

Kingsgate is rated similarly to large Australian companies such as Wesfarmers, Woodside, Qantas and BlueScope and rated on a par with international companies such as Kodak, Michelin and Reuters. It is the only Australian mining company to be granted an A rating or better, apart from the two major mining groups, BHP Billiton and Rio Tinto.

Also, Kingsgate is one of four gold companies included in the Australian Sustainability Index. This index, established jointly by DowJones and the Zurich based SAM Group, considers companies listed on the S&P/ASX200 that outperform in relation to economic, environmental and social considerations.



Chatree Key Data	2006	2005
Reserves (30 June 2006)		
Ore reserves (oz)	1.7m	1.5m
Mine life (years)	10	9
Production		
Tonnes milled	2,000,264	1,828,876
Gold produced (oz)	140,071	126,550
Silver produced (oz)	459,701	353,275
Cash cost (US$/oz)	206	212
People employed (30 June 2006)		
Thai nationals	257	234
Expatriates - Chatree mine	8	9
Long term contractors	572	465
Exploration - Thai national	84	48
Exploration - Expatriate	2	2
Total	923	758

SUSTAINABILITY
OBJECTIVES AND TARGETS

Objective	Target for 2006	2006 Performance Against Target	Target for 2007
Environment and Safety			
Review Environmental Management System	Update with recommendations of the independent audit	EMS reviewed and updated	Update with recommendations of the independent audit
Chatree Environmental Management System (EMS) - ISO 14001	Maintain certification through continuous improvement	Achieved	Maintain certification through continuous improvement
Safety Management System (SMS) - OHSAS 18001	Maintain certification through continuous improvement	Achieved	Maintain certification through continuous improvement
No people hurt at work	Zero lost time injuries	Achieved. No lost time injuries	Zero lost time injuries
Optimise final land use and rehab of waste rock dumps (WRD)	Establish new WRD revegetation trial away from existing and proposed mining areas	New WRD established and planted with trees and vetiver grass (Page 15)	Carry out WRD revegetation trials to determine best cover
Optimise final land use and rehab of Tailing Storage Facility (TSF)	Establish new TSF revegetation trial away from existing facility	Not achieved, last monitoring done in Oct 2005 (Page 14)	Establish new TSF revegetation trial away from existing facility
Develop final land use model for stakeholders	Commission conceptual 'fly over' model	Achieved	Maintain 'fly over' model up to date and show to local community
Social and Economic Progress			
Integrate sustainability into employee activities and local communities	Integrate sustainability initiatives with local and regional planning	Some progress made, some community relations activities to be devolved to Thai NGO (Page 11, 21)	Continue to integrate sustainability initiatives with local planning
Social Accountability Standard SA 8000 and Thai Labour Standard TLS 8001			Seek certification of Chatree to SA 8000 and TLS 8001
Formalise and improve community relations activities	Continue implementation of Community Relations plan	Some community relations activities to be devolved to Thai NGO (Page 11, 21)	Continue implementation
	Assist in building new schools in Ban Dong Long and Ban Khao Din	Achieved - new schools funded and built	
Communication			
Public Environmental Reporting	Produce third Public Sustainability Report by October 2005	Achieved and distributed to all stakeholders including shareholders	Produce fourth Public Sustainability Report by October 2006
Improve communications in local communities	Continue to improve and implement new initiatives	Some new initiatives introduced	Introduce regional newsletter in 2006
	Carry out community survey in 2005	Completed and results being evaluated	Implement findings from community survey
Operations			
Achieve operational production and cost targets	Produce >145,000 oz of gold at <US$220/oz	Produced 140,071 oz at US$206/oz. Lower grade ore processed	Produce at similar levels as 2006 at cash cost in the lowest quartile globally
Optimise plant and throughput rates	Review and approve study to expand plant throughput	Not achieved - Scope of study expanded to improve Ag recovery (Page 27)	Review and approve expanded study to increase plant throughput
Enhance mine life	Increase reserves and resources	Increased reserves by 350,000ozs and resources by 700,000ozs	Increase reserves and resources

CHIEF EXECUTIVE OFFICER'S INTRODUCTION





Welcome to Kingsgate's fourth public Sustainability Report.

Operationally 2006 was another challenging year for the Chatree operation with lower grades, harder ore, higher mining rates, unusually heavy rainfall and development of the new A pit at Chatree North. Good progress was made on many issues but greater focus is planned on final land use and plant expansion optimisation programs.

These challenges and the identification of new resources have laid the groundwork for an expanded Chatree operation with an extended mine life. The scoping study which we commenced last year has been expanded to incorporate the feasibility of increasing silver recovery to about 70% compared with about 44% at present. This is being done in light of the current high silver price and the large silver reserves (15 million ounces) in the Chatree North area.

The feasibility study is nearing completion and, if approved by the Board, is likely to result in substantially expanded mine capacity with an approximate doubling in throughput rates and resultant gold production from 2008 onwards. This will confirm Chatree's position as a leading mid-tier gold producer with production of approximately 300,000 ounces per year. However, much needs to be done before we reach this stage and 2007 will be similar to 2006 with about 140,000 ounces of gold production and several major construction and operational challenges to surmount before we reach our goal.

In spite of these challenges the operation did not lose focus in 2006 - we have maintained our excellent safety record, strengthened our environmental practices and completed a number of community development projects. We also achieved several major awards for our performance including:

- **The Prime Minister's 'Best Practice Award for Employee Welfare 2006'.**
- **The National Occupational Health & Safety and Environment Award 2005.**
- **The Ministry of Labour 'Best Practice Award for Labour Relations 2006'.**
- **The Department of Primary Industries and Mines 2005 Standard Award - Mining Category and Metallurgy Category. Akara is the only company to have won both categories.**
- **The Ministry of Labour 'Zero Accident Award'.**
- **AusCham Thailand's 'Business of the Year Award 2006', and 'Environmental Excellence Award 2006'.**

Attaining these awards recognises the commitment of our workforce and confirms that Chatree operates at the highest standards comparable with mining operations anywhere in the world. In 2006, we signed the International Cyanide Management Code for the safe use, handling and storage of cyanide, placing us among the largest of our peer group mining companies. We continued to rate well in the RepuTex Social Responsibility Investment (SRI) Index and were included in the Swiss based SAM Group Australian Sustainability Index, both of which attest to the socially and environmentally responsible performance of our operations.

The Company understands the necessity to be sensitive to all stakeholder interests when developing a large complex and sophisticated industrial enterprise in an underdeveloped rural area. The Company has been proactive in education and localisation programs, community interaction on current mining activities and future post-mining land use.

Chatree contributes to a wide range of community initiatives which seek to strengthen relationships with stakeholders and lead to improvements in the quality of life of local communities. Following the installation of a reliable water supply to two local villages last year, the company funded the construction of two schools and educational facilities in the two villages close to the mine.

We continue to support local business development and promote a 'Buy Thai' policy. Since commencing operations we have proactively sourced more of our goods and services from Thailand in preference to importing them from Australia and other countries. More than 80% of our warehouse items are sourced from within Thailand.

We have continued to assess ways of enhancing the value of our operations in Thailand for the benefit of both countries and we are committed to a long term partnership with Thailand to develop the country's gold resources. We are confident in finalising the initial stage of a divestment of the Thai operating asset by November 2006, which will bring in Thai equity and debt providers. Kingsgate will maintain control to ensure best practice is maintained. Two to three years later, an Initial Public Offering (IPO) is planned on the Thai stock exchange when mining leases are granted and the expansion of the plant is underway or complete.

To date we have a total investment in Thailand of about $170 million. A major part of this investment is our extensive exploration and evaluation programs that total nearly $70 million. In 2006 the Company invested $15 million in exploration and evaluation, with a similar amount to be invested in the forthcoming year. We have commenced development of the A pit at Chatree North and regard the Chatree region as a potential new world class gold province. We hold a large and highly prospective land package, either as granted exploration licences or as applications for exploration, with the potential to host further mineral fields similar in scale to Chatree.

We are continually assessing new business opportunities and continue to advance our exploration activities in South America. We have commenced exploring recently granted tenements in Peru and Chile and established an office in Argentina. Kingsgate has also acquired a 22% interest in Andean Resources Limited. Andean owns the advanced Cerro Negro exploration project in southern Argentina. The project bears many geological similarities to Chatree and Kingsgate believes that it can assist in its potential development for the benefit all stakeholders.

So the outlook is for continuing growth over the next few years, with the potential output from Chatree set to rise exponentially in 2008.

We welcome your feedback on our activities and reporting, and encourage you to return the feedback form accompanying this report or contact us at any of the offices listed in the report.

Gavin Thomas Chief Executive Officer

KINGSGATE AND SUSTAINABILITY

Kingsgate seeks to ensure that its mining and exploration activities are consistent with and integrate key aspects of sustainable development.



The Chatree operation is having a direct beneficial impact on local community employment, infrastructure, education and similar services.

Enduring Value

Kingsgate is a signatory to the Australian Mineral Industry's Enduring Value initiative, which provides a Sustainable Development Framework for the mining industry through the implementation of a range of economic and social initiatives in addition to environmental practices. Enduring Value requires signatories to commit to continual improvement and to annually audit and report their performance.

The key role of Enduring Value is to translate the principles of sustainable development into practices that ensure the mining industry operates in a manner which is attuned to the expectations of the community and which maximises the long-term benefits to society.

Enduring Value is aligned with the International Council on Mining and Metals (ICMM) principles of sustainable development and the Global Reporting Initiative (GRI) against which signatories will be required to report.

The 10 ICMM principles of sustainable development encompassed in Enduring Value are:

1. **Implement and maintain ethical business practices and sound systems of corporate governance.**
2. **Integrate sustainable development considerations within the corporate decision-making process.**
3. **Uphold fundamental human rights and respect cultures, customs and values in dealings with employees and others who are affected by our activities.**
4. **Implement risk management strategies based on valid data and sound science.**
5. **Seek continual improvement of our health and safety performance.**
6. **Seek continual improvement of our environmental performance.**
7. **Contribute to conservation of biodiversity and integrated approaches to land use planning.**
8. **Facilitate and encourage responsible product design, use, re-use, recycling and disposal of our products.**
9. **Contribute to the social, economic and institutional development of the communities in which we operate.**
10. **Implement effective and transparent engagement, communication and independently verified reporting arrangements with our stakeholders.**

Specifically, signatories to Enduring Value commit to:

- Progressive implementation of the International Council on Mining and Metals (ICMM) principles and elements (listed above).
- Public reporting at a site level annually with reporting metrics self selected from the Global Reporting Initiative (GRI) or self-developed.
- Assessment of systems used to manage operational risks.

Kingsgate is implementing the principles of ICMM as outlined in this report, assessing risks at the Chatree site and publicly reporting its progress (using appropriate metrics) through this Sustainability Report. In addition, Kingsgate is producing a Thai language version of the Sustainability Report specifically for local Thai stakeholders for the first time in 2006. Previously Kingsgate had provided its stakeholders in Thailand with a Thai version of the activities of the operation with some aspects of the metrics provided.

An assessment of Chatree's performance in relation to the 10 principles outlined above was carried out by an external auditor as part of a larger annual environmental audit of the operation. The supporting elements of each principle were assessed to be adequately addressed through a range of programs and initiatives. Under the former Code for Environmental Management, the operation would have again demonstrated continued improvement over the previous year.

Sustainability at Chatree

Kingsgate seeks to ensure that its mining and exploration activities are consistent with and integrate key aspects of sustainable development.

Since operations began in 2001 we have attempted to measure our ongoing success on the basis of four pillars of sustainability – economic achievement, environmental performance, social contribution and governance.

We have developed a site sustainability policy, introduced sustainability objectives into employee and operational performance targets, developed specific policies for energy conservation, introduced new energy saving initiatives to minimise greenhouse gas emissions and reviewed our corporate governance practices.

The Chatree operation is having a direct beneficial impact on local community employment, infrastructure, education and similar services, and we have upgraded employee capacity through training, skills and knowledge transfer but we still need to do this in a more structured way. We need to align our objectives and programs even more with local community, provincial and national government objectives.

Conceptual Sustainability Models and Benefits for Thailand

Kingsgate has been operating the Chatree Gold Mine in Thailand for approximately five years. As such it has gained specific knowledge and experience of working within the local culture. Aligned with its commitment to sustainable growth, Kingsgate continues to explore new models for improved co-operation with the Board of Investment, the Ministry of Commerce, the Ministry of Industry and other relevant Thai authorities.

To this end, we have commissioned a number of studies into determining how best to structure our social and economic programs, how to measure our contribution and how to align them with other regional and national initiatives.

Table 1: Global Reporting Initiative (GRI) and Metals Sector Supplement

Reporting Against the 2002 GRI Sustainability Reporting Guidelines and Metals Sector Supplement

1. VISION AND STRATEGY		Location
1.1	Statement of the organisation's vision and strategy regarding its contribution to sustainable development	S W
1.2	Statement from the CEO (or equivalent senior manager) describing key elements of the report	S

3. GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS		
Structure and Governance		
3.1	Governance structure of the organisation, including major committees under the Board of Directors	A S
3.2	Percentage of the Board of Directors that are independent, non-executive Directors	A W
3.3	Process for determining the expertise Board members need to guide the strategic direction of the organisation	A W
3.4	Board-level processes for overseeing management of economic, environmental, and social risks	A W
3.5	Linkage between executive compensation and achievement of the organisation's financial and non-financial goals	A W
3.6	Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social and related policies	A W
3.7	Mission and values statements, internally developed codes of conduct or principles and policies relevant to economic, environmental and social performance and the status of implementation	A W

5. PERFORMANCE INDICATORS		
Economic Performance Indicators		
Customers		
EC1	Net sales	S A
EC2	Geographic breakdown of markets	S A
Suppliers		
EC3	Cost of all goods, materials, and services purchased	S A
Providers of Capital		
EC6	Distributions to providers of capital	A
EC7	Increase/decrease in retained earnings	A
Public Sector		
EC8	Total sum of taxes of all types paid broken down by country	S A
EC9	Subsidies received broken down by country or region	N/A
EC10	Donations to community, civil society, and other groups broken down into cash and in-kind support	N/A
MM1	Identify sites where the local economic contribution and development impact is of particular interest to shareholders	S
MM2	Value added disaggregated to country level	S
Environmental Performance Indicators		
Materials		
EN1	Total materials use other than water, by type	S
Energy		
EN3	Direct energy use segmented by primary source	S
EN17	Initiatives to use renewable energy sources and to increase energy efficiency	S
Water		
EN5	Total water use	S
EN20	Water sources and related ecosystems/ habitats significantly affected by use of water	S
EN22	Total recycling and re-use of water	S

Environmental Performance Indicators cont.		Location
Biodiversity		
EN6	Location and size of land owned, leased or managed in biodiversity-rich habitats	S
EN7	Description of the major impacts on biodiversity	S
EN23	Total amount of land owned, leased, or managed for production activities or extractive use	S
Emissions, Effluents, and Waste		
EN8	Greenhouse gas emissions	S
EN10	NOx, SOx, and other significant air emissions by type	S
EN11	Total amount of waste by type and destination	S
EN12	Significant discharges to water by type	S
EN13	Significant spills of chemicals, oils, and fuels	S
Compliance		
EN16	Incidents of, and fines for, non-compliance	S
MM3	The number of sites identified as requiring biodiversity plans and those with plans in place	S
MM6	Approach to management of overburden, rock, tailings and sludges	S
Social Performance Indicators		
Labour Practices and Decent Work		
Employment		
LA1	Breakdown of workforce, where possible, by region/country, status (employee/non-employee)	S
LA2	Net employment creation and average turnover segmented by region/country	S
Health and Safety		
LA5	Practices on recording of occupational accidents and diseases	S
LA6	Description of formal health and safety committees	N/A
LA7	Standard injury, lost day, and absentee rates	S
Training and Education		
LA16	Programs to support the continued employability of employees and to manage career endings	S
Human Rights		
Strategy and Management		
HR1	Description of policies, guidelines, corporate structure, and procedures to deal with human rights	S W
Society		
Community		
SO1	Description of policies to manage impacts on communities in areas affected by activities	N/A
SO4	Awards received relevant to social, ethical, and environmental performance	S W
Bribery and Corruption		
SO2	Description of the policy, procedures/management systems for addressing bribery and corruption	S W
MM7	Description of significant incidents affecting communities and grievance mechanisms used to resolve the incidents	S
MM19	Number of operations with closure plans	S
MM12	Description of approach to identifying, preparing for, and responding to emergency situations	S
MM13	Number of new cases of occupational disease by type and programs to prevent occupational disease	S

A - Annual Report

S - Sustainability Report

W - Kingsgate web site

N/A - not currently available





We have identified potential partners whose objectives are aligned with our own, who understand Thailand and the challenges associated with rural poverty and inadequate local employment, and who are committed to improving the quality of life in rural areas.

We aim to work with these organisations to enable villagers to acquire the skills and resources to sustain income generating activities in their own communities. Already we are helping to achieve the aims of some of these groups by providing employment in rural areas and thus reducing migration to already overcrowded cities, transferring business skills to villagers and encouraging flow-on business opportunities.

Looking forward, Kingsgate anticipates further opportunities to support the initiatives of its Thai hosts in the provinces of Phichit and Phetchabun. Kingsgate's objective is to become a fully integrated member of the regional community by aligning its community relations programs with local development priorities.

Governance

Kingsgate is committed to achieving and demonstrating the highest standards of corporate governance. The company continually reviews its corporate governance practices in line with latest governance developments and strives to increase transparency throughout the organisation. The company has established procedures and practices in place for occupational health and safety, sustainability management, social and environmental responsibility, risk management, and auditing and review. Kingsgate has established specific policies for managing these initiatives and is progressively lodging them on its web site.

Code of Conduct and Ethics

Kingsgate has established a Code of Conduct which outlines the principles of conduct and ethics to be followed by Kingsgate's employees, Officers and Directors. Its purpose is to promote honest and ethical conduct, including the ethical handling of conflicts of interest. The underlying principles of the Code are the values of integrity, respect, trust and openness. The Code provides clear directions on conducting business internationally, interacting with governments, communities and business partners and general workplace behaviour.

During the course of the year, a takeover bid was launched for ASX-listed Andean Resources Limited. Potential conflicts of interest were managed in accordance with corporate governance policies given that Kingsgate's CEO was on the board of Andean at that time. Legal advice was taken from two different leading Sydney law firms to ascertain if a transaction was possible. With this approval to go ahead, financial and legal advisers (Macquarie Bank and Allens Arthur Robinson) assisted the company with guidelines to ensure that the CEO was excluded from any involvement in the transaction process. Although some misperceptions were held by external parties regarding the process, the transaction was a good corporate example of how to manage potential conflict issues.

Global Reporting Initiative (GRI)

Enduring Value is aligned with the principles of the Global Reporting Initiative and signatories are required to report against a number of GRI indices. In 2006, Kingsgate committed to report against the full list of GRI indices and on page 7 the table shows our progress to date. We will progressively report against all the indices over time through a variety of media including this and other public Sustainability Reports, Kingsgate's Annual and Financial Reports and the company web site.

Global Issues

Kingsgate is considering a broad range of philosophical and moral issues such as social justice, human rights and distribution of wealth. The Company believes that it has been addressing these issues through its many policies and, in part, through the Code of Conduct and through local site policies. The Company is supportive of global initiatives which address these issues including the Global Compact, World Economic Forum's Anti Corruption Initiative, Business Principles for Countering Bribery, Labour Conventions and financial sector initiatives including World Bank standards and the Equator Principles.

Akara has applied for certification of the Chatree operation to the Thai Labour Standard (TLS 8001) and is awaiting a certification audit. The Standard provides for labour protection, welfare, employee relations and health and safety, as well as the Conventions of the International Labour Organisation and United Nations. The company is also considering certification to Social Accountability International - Workplace Human Rights Standard SA8000.

The Company is also supportive of industry initiatives such as the International Cyanide Management Code, Mineral Council of Australia's Sustainability Framework 'Enduring Value', International Council on Mining and Metals (ICMM) Sustainable Development Charter and the Global Reporting Initiative supports two of these initiatives and is aiming to become a signatory to all of them. The Company measures that lead to improved environmental and social performance within the mining industry.

The Company has established a 'Thai Strategic Advisory Committee' comprising prominent Thai and Australian individuals with extensive experience in Thailand. The Group assists and provides strategic advice separately to senior management and the Board.

Further details of the Company's corporate governance and related policies are contained in the 2006 Annual Report and on the Kingsgate web site (www.kingsgate.com.au).

OUR ENVIRONMENT

Kingsgate is committed to best practice environmental management in all aspects of the operation and has implemented standards and policies that provide the highest degree of protection for employees and the environment.





Chatree undertakes a rigorous program of improvement to identify, report and eliminate workplace risks in order to improve safety and prevent accidents.

Management

Environmental Management

Kingsgate is committed to best practice environmental management in all aspects of the operation and has implemented standards and policies that provide the highest degree of protection for employees and the environment.

Chatree Mine's Environmental Management System (EMS) is accredited as achieving the ISO 14001 Standard. The EMS describes the organisational structure, responsibilities, practices, processes and resources for implementing and maintaining environmental management.

The Environmental Management Plan (EMP) facilitates compliance with relevant licences, legislation and targets for the site. It outlines specific procedures to aid the implementation of the EMP, such as revegetation trials and waste rock emplacement trials and contains specific plans for water management and waste management.

Risk Management

Chatree undertakes a rigorous program of improvement to identify, report and eliminate workplace risks in order to improve safety and prevent accidents. Chatree believes that all accidents are preventable and that no injury is acceptable.

In addition to risk management practices that have been introduced for specific work areas and tasks, Chatree has adopted a longer-term, strategic approach to managing risk at the site. Under this approach, various risks and opportunities are identified in areas such as operations, regulations and licensing, human resources, commercial, community relations, health and related activities (All Business Risks).

An assessment of risks and opportunities associated with various departmental activities is regularly carried out and ratings are assigned to these risks. The ratings are determined by considering contributing factors, potential consequences, control strengths and weaknesses, and various reduction strategies are proposed.

Auditing and Review

Chatree carries out a comprehensive environmental auditing and review program to assess compliance with licence conditions, relevant legislation, EMS objectives and best practice environmental management. The program is based on regular internal and external environmental audits. These audits are regarded as key feedback and quality control mechanisms that facilitate continual improvement of environmental management programs and systems. A summary of Chatree's environmental audit program is shown in Table 2.

Monthly reports are provided to the Kingsgate Board of Directors to ensure regular review of management strategies and potential environmental impacts. The Board ensures further checks and balances by commissioning an annual independent environmental audit of the Chatree operations.

Table 2: Environmental Audit Program for the Chatree Gold Mine

Audit Type	Audit Scope	Auditor	Frequency
Internal environmental audit	Compliance with environmental management objectives and plans	Chatree Internal Audit Team	Quarterly and annually
External environmental compliance audit	Compliance with licence conditions, applicable laws in Thailand and the Chatree Gold Mine Environmental Policy	Independent Australian environmental consultant	Annual
Minerals Council of Australia	Compliance with the Australian Mineral Industry's Code for Enduring Value	Independent Australian environmental consultant	Annual
ISO 9001 certification audit	Compliance of Quality Assurance Program with ISO 9001	External Independent international Certification Auditors	Semi annual
ISO 14001 certification audit	Compliance of the Chatree Gold Mine Environmental Management System (EMS) with ISO 14001	External Independent international Certification Auditors	Semi annual
OHSAS 18001 certification audit	Compliance of the Chatree Gold Mine Safety Management System (SMS) with OHSAS 18001	External Independent international Certification Auditors	Semi annual
International Cyanide Management Code	Compliance with nine standards for the safe use, handling and storage of cyanide	External Independent international Certification Auditors	Every three years



The annual independent environmental audit of the operation was conducted early in 2006, following the submission to the Thai authorities of the annual environmental monitoring report. The independent audit consisted of an assessment of compliance with licence requirements and the practicality, relevance and performance of specific environmental management strategies.

Status of the 2005 Audit Recommendations

Major recommendations from the 2005 audit were reviewed in the 2006 audit and the following actions were noted:

- A single set of names has been applied to water storage facilities and monitoring locations. All site plans and environmental documents have been revised to reflect these changes.
- It was recommended that new vegetation trials be established for tailings material following the proposed lift to the Tailing Storage Facility which would inundate the existing trial plot. The trial plot has been abandoned with the last monitoring taking place in October 2005. Planning is underway for the new plot but it has not yet been established. The new plot will be established in 2007.
- The Exploration Environmental Management Plan has been revised to provide for sealing flowing water bores in the event that artesian water is intersected during exploration activities.
- It was recommended that staffing levels in the Community Department be reviewed in line with current and proposed community programs. Staffing levels were not increased but the functions of Land Access and Acquisition were separated from Community Development. In addition, the company is planning to outsource some Community Development activities to a Thai NGO, operating at arm's length from Chatree. The auditor concluded this was a better approach than to increase staff.

Recommendations from the 2006 Audit

Audit recommendations are used to set targets for the following year and where necessary to make adjustments to the environmental management program. The 2006 auditing confirmed the mine is operating in compliance with its statutory lease and licence requirements. Major recommendations were:

- Improved measures should be implemented to ensure that the Environmental Department is informed in advance of any activities affecting ground cover or drainage within the mining leases.
- Recommendations from consultant EGi regarding potentially acid forming material should be implemented including re-running the NAF/PAF model using revised criteria and adopting revised NAG test procedures to ensure materials are placed in correct waste dump locations.
- The feasibility and environmental ramifications of in-pit tailings storage should be investigated.
- A range of locally grown agricultural crops, including rice, should be included in the new TSF vegetation trials.
- The system of accrual for the Environmental Levy Fund should be changed so that the funds accrued meet only the estimated closure and post-closure costs. Progressive rehabilitation costs should also be tracked, but not debited from the Fund.

Chatree is reviewing all the audit recommendations and will progressively implement the major recommendations.

Mining Lease Applications and Statutory Requirements

Kingsgate has been carrying out extensive exploration and evaluation around the Chatree mine site for more than three years and has expended more than $70 million. The work has confirmed the prospectivity of the region and substantially increased gold resources. At Chatree North the resources are merging into one large system covering an area of more than three kilometres by over one kilometre.

The Company has applied for 10 additional Mining Leases at Chatree North covering these resources. The new Mining Leases cover a much larger area than the existing lease and incorporate the expanded system of mineralisation and resources (See Figure 1). The first Mining Lease at Chatree North was granted in October 2005. This was a significant milestone and is encouraging for final approval of the full Chatree North area which is the largest Mining Lease area applied for in Thailand. Dealing with issues associated with the large area applied for and the Thai elections in April 2006 have affected the progress of the larger lease application but steady progress continues to be made. The mine has also sought environmental approval for extension of project activities into these areas. A final environmental report has been completed and is being reviewed by the relevant authorities but formal approval has not yet been received.

As a result of these expanded exploration activities and Mining Lease applications, there has been a significant increase in land access agreements around the existing operation. Consequently, the work loads of Akara staff involved in government relations, personnel, community relations, land access, land acquisition and community development increased substantially.

A review of staffing levels in these areas was undertaken in 2006 and several changes were implemented. These included separating the functions of Land Access and Acquisition from those of Community Development and a decision to outsource some Community Development activities to a Thai NGO. When fully implemented, these changes should improve the effectiveness of both functions and more closely align Community Development activities with community needs.

To protect the quality of surface and underground water in the vicinity of the mine, Chatree employs world best practice in the treatment, handling and storage of tailings residue.

Figure 1: Chatree North Mine Layout and Lease Applications


N
A Pit
A East Pit
K West Pit
K East Pit
Access road
Chatree Mine
Chatree Mining Lease
Reference
Granted Mining Lease
Chatree North Mining Lease Application
Proposed pits, Chatree North
Priority Target Area for potential extensions to existing resources
1 Kilometre

International Cyanide Management Code (ICMC)

The ICMC is a voluntary code developed by a multi-stakeholder Steering Committee under the guidance of the United Nations Environmental Program (UNEP) and the International Council on Metals and the Environment (ICME). It contains nine standards for the gold mining industry to improve the management of cyanide, assist in the protection of human health and ultimately reduce potential environmental impacts. The nine standards are:

- Cyanide production.
- Transportation of cyanide to the mine site.
- Handling and storage of reagent cyanide.
- On-site use and management of cyanide at mining operations.
- Decommission of facilities.
- Worker safety.
- Emergency response.
- Training.
- Communications with the public.

Kingsgate (including Akara Mining) is one of the original nine gold mining signatories to the Code. By becoming a signatory, the Company commits to following the Code's principles and implementing its standards of practice. It also commits to verification audits of its operations conducted by independent third-party auditors within three years of their initial application and every three years thereafter. Operations will be certified if found in compliance with the Code and will be de-certified if ICMI determines that they no longer comply with the Code.

The Code will help assure local communities that operations certified as being in compliance have taken steps necessary to reduce the potential for cyanide-related incidents. Kingsgate is working towards complying with all aspects of the Code and is targeting certification in 2007.



Water

Water Use and Ecoefficiency

The Chatree Gold Mine obtains its water from surface runoff storage ponds, from open pit dewatering and from water bores that intersect underground water sources. To promote water efficiency and conservation, Chatree re-uses and recycles water wherever possible.

The primary consumer of water is the ore processing plant. Approximately three-quarters of the water used for processing is recycled from the Tailings Storage Facility (TSF) and on-site storage dams. Make-up water is pumped from local groundwater bores which dewater the pit areas ahead of mining.

Protecting Water Quality

To protect the quality of surface and underground water in the vicinity of the mine, Chatree employs world best practice in the treatment, handling and storage of tailings residue. The construction and operation of the Tailings Storage Facility was described in detail in the 2003 Sustainability Report which is available on the company's web site. The quality of surface and underground water is monitored to ensure the quality of water exiting the site is not significantly degraded.

The objectives of Chatree's water quality monitoring program are to:

- Assess the potential impact that mining activity may have on the local and regional surface water system.
- Provide interpretable data on the quality of waters both on and leaving the site.
- Ensure that the quality of surface water and groundwaters exiting the site are not significantly degraded.
- Ensure that the quality of surface water and groundwater remaining on the site after mining is of an acceptable standard.

Surface Water

Surface water quality is monitored at 10 potential impact sites located around the open pits and plant site.

Monitoring results in 2006 showed that the pH at most of the potential impact sites was in compliance with Thai Standards for Surface Water and Drinking Water. Some sites showed reduced pH readings during the wet season due to runoff from areas containing sulphides such as waste rock dumps and pit walls. These waters are contained on the project site at all times and the water quality at these locations has not affected surface water or groundwater quality off the project site.

Groundwater

To measure the impact that mining activity may have on the local and regional groundwater system, monitoring of a series of groundwater piezometers is carried out both within the mining lease and regionally to measure water level and chemical changes in the hydrogeological regime.

Each monitoring location consists of a shallow and a deep hole, the former terminating in the perched laterite horizon and/or clayey sand unit and the deeper hole drilled below the anticipated water level. The locations are based on the natural direction of groundwater flow and activity/facility immediate up-gradient of that point. Groundwater from these points is collected and analysed by appropriately registered laboratories for periodic review.

A total of 17 bores are monitored weekly for pH and conductivity levels, and quarterly for anions, cations, metals and cyanide.

Monitoring in late 2005 showed an increase in concentrations of several ions (especially sulphate and manganese) and other parameters in two deep bores to the south of the mine. The ionic composition of the ground water is similar to that of mine water which has been stored occasionally in Reserve Pond No 1 at the south of the minesite. Chatree has decommissioned the pond and is constructing a new storage pond with a clay base and cut-off trench to minimise seepage. A new water monitoring bore is also planned downstream of the new reserve pond.

Tailings Storage Facility (TSF)

The TSF and treatment process at Chatree is designed and constructed according to the highest international standards. A detailed description of this process was provided in the 2003 Sustainability Report.

Management of the TSF has proceeded in accordance with the original design and associated operating instructions, as confirmed by the most recent independent audit carried out by the design consultant Knight Piésold in October 2005. The audit confirmed that, based on the results of the monitoring programs, all components of the TSF are operating as intended and in compliance with Thai legislation.

In 2005 the Thai authorities approved an expansion of the TSF to accommodate tailings that will be generated in future. The expansion involves raising the level of the existing TSF embankment, mainly using the 'downstream construction' approach. The perimeter of the facility was buttressed with a layer of compacted rock above the clay base and the new embankment raise was constructed in accordance with the approved design.

Despite this increased capacity, additional tailings storage will be required in the future to accommodate tailings following the plant expansion and development of the Chatree North deposits. The new Environmental Impact Assessment (EIA) for Chatree North provides for the construction of a second TSF located to the south of the existing TSF. However, other options may be explored including depositing the tailings in one of the mined-out pits.

Chatree holds all necessary licences, permits and agreements to operate under the Thailand jurisdiction. The mine has operated in compliance with all its licence conditions and there were no major risks to the environment during the year.

Tailings Storage Facility Cover Trial

The expansion of the TSF to accommodate increased tailings material has resulted in the inundation of the existing vegetation trial plot and the last monitoring was carried out in October 2005. The trial plot is investigating the feasibility of establishing vegetation directly on tailings material without the need for additional capping or top soil cover. Results of the trial to date have been positive. However, additional investigations are required over a longer term to confirm survival of the vegetation.

Planning is underway for the new plot which will be established later in 2006. The new site will be located within the existing water management system, will be lined with an impermeable barrier and will be monitored to check water quality emanating from the site.

Land

Biodiversity

Competing land use, including mining operations, poses significant risks to biodiversity around the world.

The Chatree mine is located on the eastern edge of Thailand's great central plain in gently undulating country. The region has been cleared of original vegetation for many years and is now predominantly used for farming and rice growing. Mining operations at Chatree are controlled by the approved Environmental Impact Assessment (EIA) which was carried out before the commencement of mine construction and which serves as a baseline for mining operations and environmental monitoring.

The EIA found that there were no protected or biodiversity-rich areas within the proposed area of operation, no wetlands of international significance, endangered flora or fauna or other areas of ecological significance.

The major impacts on biodiversity associated with mine activities come from land clearing. The mine has a policy to minimise land clearing to the minimum necessary and carries out progressive rehabilitation of disturbed areas wherever possible, with the most suitable vegetation for the region. At 30 June 2006, the total land disturbance was 354 hectares of which 51 hectares had been rehabilitated.

The company has completed and continues to research revegetation and tree plantings, useful local flora species, acid drainage prevention, and groundwater modelling and recharge. Details of some of these programs are outlined in this report.

Property Management

As a result of successful exploration activity to the north, west and south of the existing mining lease, additional property has been acquired in these areas. Management of these areas is progressively passing to Chatree and the operation has prepared a Property Management Plan for the overall site. The Plan outlines the practices that will be implemented to maintain the agricultural value of the land. Initially these will include controlled burning to reduce the risk of wildfire and implementation of sediment control measures.

Incidents and Compliance

Chatree holds all necessary licences, permits and agreements to operate under the Thailand jurisdiction. The mine has operated in compliance with all its licence conditions (see minor exceedances below) and there were no major risks to the environment during the year.

Environmental incident reporting is used by Chatree as a tool for learning and ensuring that action is taken to prevent impacts and recurrence. The protocol for incident reporting is included in the environmental induction program undertaken by all staff and contractors prior to working at the mine.

Operating personnel continue to incorporate improvements to equipment and procedures to reduce the risk of spills. Particularly stringent measures apply to those parts of the plant where cyanide is stored or used.

Table 3: Comparison of Cyanide Levels in Common Materials & Chatree Tailings

Material	Common levels
Chocolate	2-7 ppm
Coffee	5-6 ppm
Table Salt	10-13 ppm
Sorghum	20-25 ppm
Almonds	26-100 ppm
Cigarette Smoke	250-1600 ppm
Chatree Tailings	~5ppm, 20ppm limit

Table 4: Environmental Incidents

Environmental incidents are classified into five levels at the mine:

Category	Definition	2006	2005
Level 1	Low severity (includes minor oil spills <10 litres)	15	2
Level 2	Minor severity (one-off occurrence)	0	0
Level 3	Minor severity (repeated occurrence)	0	0
Level 4	Medium occurrence (effects can be reversed)	0	0
Level 5	High severity (non reversible/serious impacts)	0	0





There were 15 Level 1 (low severity) incidents during the year (see table 4). Twelve related to minor leakages of hydraulic oil and the other involved spillage of diesel fuel. In all cases, the spills were promptly cleaned up and procedures initiated to prevent a recurrence. However, in eight cases the hydraulic oil spills were caused by ruptured hoses which are difficult to detect before failure.

Two incidents involved discharge from the plant when cyanide levels exceeded the compliance limit of 20ppm CN Total. The exceedences (23 and 25ppm) were only just outside the prescribed limits and posed no threat to employees or the environment. The concentrations were quickly diluted on discharge to the TSF. Normal cyanide discharges after dilution were equivalent to the cyanide concentration levels to be found in a cup of coffee (see table 3).

Waste Rock

Waste rock from the Chatree open pits is stored in conventional waste rock dumps within the mine lease. Waste rock emplacement is designed to ensure that it is geotechnically and erosionally stable in the long-term.

The potential for Acid Rock Drainage (ARD) is being managed by the encapsulation of Potentially Acid Forming (PAF) materials in clay, and burial beneath material with no net acid forming potential, Non Acid Forming (NAF), within mine waste emplacements. The amount of NAF material is more than adequate to encapsulate any PAF encountered.

In 2006 the pit areas and waste rock dumps continued to expand as mining progressed. Strategies were implemented to accommodate the increased quantities of waste rock by enlarging the emplacement area and also by back-filling smaller, mined-out pits (Mars pit). The main dump is advancing to the west and north-west with a completed extension of the NAF wrap.

Wherever possible, the emplacements are progressively revegetated as areas become available. The performance of waste rock management strategies are regularly reviewed and the potential impacts of waste rock are monitored as part of the extensive water quality monitoring program at the site.

In 2006 a total of 12.1 million tonnes of waste rock was placed on the surface waste dumps. In addition, 4.1 million tonnes of waste rock was utilised in the construction of the TSF embankment.

Rehabilitation

Chatree strives to minimise its environmental impacts and limits ground disturbance to the minimum necessary to conduct its operations. It is Chatree's policy to progressively rehabilitate disturbed ground as it becomes available. Rehabilitation progress for the year is summarised in Table 5.

In 2005 vigorous growth occurred over most of the Chatree waste rock dump (WRD) resulting in 100% ground cover. Unfortunately, design changes to the Tawan WRD resulted in the destruction of much of the previously rehabilitated areas to make way for additional material.

In addition to rehabilitating the mine's active waste rock dumps, Chatree is undertaking vegetation trials on a purpose-built waste rock emplacement. The original emplacement was overrun by expansion of the waste rock dump and a new revegetation trial WRD was established to the north of the Tawan pit. The new plot, comprising some 0.5 hectares in an area unlikely to be required for other purposes, was planted with trees and vetiver grass in the 2006 wet season. Instrumentation was also installed to monitor moisture profiles within the dump. The trial is assessing the suitability of blue clay as a capping layer and revegetation of the WRD using various plant and tree species.

Table 5: Summary of Rehabilitation Activities

Location (WRD = Waste Rock Dump)	Area (ha)	Type of Rehabilitation
CH-WRD slope at northern end	0.8	Vetiver grass
CH-WRD slope at east area	0.9	Vetiver grass
Top of CH-WRD	5.2	Vetiver grass
D-WRD	2.2	Vetiver grass
WRD Trial 2	0.5	Trees and vetiver grass

Note: The data included in this table relates to the 2005 calendar year.

Kingsgate strives to minimise environmental impacts and uses the best available technologies to promote energy efficiency and minimise greenhouse gas emissions.

Closure Planning

The Preliminary Mine Closure Plan was completed in 2005. The Plan details potential land use options for the various disturbance areas on the mine site and includes the feasibility of the land use options, rehabilitation of waste rock dump (WRD) focusing on tree and no-tree zones, and rehabilitation of the TSF.

Post mining land use options are being tested to determine possible final land use types. The options along with 3D models of post mining land forms are being presented to local stakeholders for their input.

Chatree has made cost provisions for environmental management at the site including mine closure and environmental monitoring after mining has finished. The amount accrued is based on ounces of gold produced and this was increased in 2005 following completion of the Preliminary Mine Closure Plan. Final closure costs will be determined by extensions to existing pits, development of new pits as mineral resources are discovered and rehabilitation of associated mining and treatment wastes.

The mine will continue to review its mine closure planning in association with the continuing development of mining and processing operations.

Waste Management and Recycling

Chatree Gold Mine is located in a part of Thailand where extensive recycling facilities are not readily accessible. This has created the challenge of developing a waste management program that is sustainable for the life of the mine, while not impacting on local aesthetics and infrastructure.

Chatree's waste management and recycling program is based on a tiered strategy of:

- Waste segregation – all wastes generated are segregated into groups to facilitate re-use and/or recycling.
- Recyclable materials are re-used on-site where possible.
- Recyclable materials not used on-site are sold to recycling contractors for collection.
- Remaining putrescible wastes are placed into a small scale, on-site land-fill.

In 2006 approximately 85% of wastes were re-used or recycled. Table 6 shows the quantities of solid wastes recycled during the year. In 2006 cupels and G-pots were recycled though the gold processing plant. In addition, approximately 214,800 litres of oily wastes were removed from site by an authorised waste recycling, treatment and disposal contractor. Checks are carried out periodically to ensure that contractors are properly recycling/disposing of materials and waste.

Air

Energy Use and Greenhouse Gas Emissions

Thailand ratified the United Nations Framework Convention on Climate Change (UNFCCC) in December 1994 and the Kyoto Protocol in August 2002.

Kingsgate acknowledges that climate change is a real international and community concern. We support and endorse various initiatives for voluntary actions consistent with international initiatives on climate change. Kingsgate strives to minimise environmental impacts and uses the best available technologies to promote energy efficiency and minimise greenhouse gas emissions.

At Chatree, the mine has introduced a range of initiatives to save energy and reduce emissions. These include introducing a site Energy Conservation Policy, forming a Power Smart Committee to evaluate new energy saving initiatives and promoting energy management to all employees and contractors.

Emissions to air are produced from electricity use and the consumption of diesel fuel from mining operations. The major consumer of electricity is the processing plant, with minor amounts associated with various administrative activities.

Greenhouse gas emissions are shown in Table 7.

Table 6: Recycled Solid Wastes

Material	2006	2005	Explanation of major variations
Scrap steel (kg)	30,042	7,235	More scrap sold, plant expansion
Mill drums (No)	1,167	583	Plant expansion, second mill now in operation
Plastic (kg)	3,657	3,619	
Aluminium (kg)	32	-	
Paper (kg)	67,597	34,338	Increased explosives use – predominantly explosives packaging
Used tyres (No)	85	28	

Note: The data included in this table relates to the 2006 and 2005 calendar years.



In 2006 greenhouse gas emissions increased by 13% to 60,785 tonnes of CO_2 due to:

- An expansion of the processing plant with consequent higher ore throughput and electricity use.
- Higher diesel fuel usage resulting from longer haul distances as the pits deepened and the strip ratios increased.

Despite the introduction of energy saving measures, overall energy usage and emissions will continue to increase in the future in line with planned and potentially new expansions to mining and processing facilities.

Sulphur dioxide and nitric oxide emissions are not reported separately as Chatree's ore is metallurgically simple and does not require roasting, and hence emissions of these substances are quite low. The mine also derives its power from the national grid.

Air Quality and Dust Monitoring

An extensive monitoring program is undertaken at Chatree to ensure that all aspects of the operation are carried out to the highest environmental standards. Monitoring within and adjacent to the mine covers noise, vibration, air quality and climate. The sampling stations for air quality monitoring are located at five villages surrounding the mine site.

The monitoring results show that, as expected, air quality varies with the seasons with particulate matter increasing in the dry season and reducing in the wet season. The overall monitoring results indicate that air quality management strategies implemented at Chatree are appropriate.

Figure 2: Contributors to CO_2 Emissions for Chatree



1%
36%
63%

Electricity Fuel burning LPG

Table 7: CO_2 Emissions

CO_2 Emissions (tonnes)	2006	2005	2004	2003
From electricity use	35,899	33,493*	28,418*	21,236*
From mobile equipment	23,697	19,041	13,158	6,126
From LPG	849	786	856	814**
From explosives	340	373	184	77
Total	60,785	53,693	42,316	28,253

Greenhouse gas emissions are calculated using the World Business Council for Sustainable Development (WBCSD) and World Resources Institute (WRI) emission factors.

*Restated using WBCSD/WRI emission factor for electricity generation.

**Adjusted from 2003 report.

OUR SOCIAL CONTRIBUTION

Safety in the workplace is integral to Chatree's operational and sustainability policies and the mine strives for an incident free environment for all employees and contractors.



The Chatree mine has taken a proactive approach to managing emergencies both at the mine and in the local communities by forming an Emergency Response Team.

People

As at 30 June 2006, the Chatree operation employed 265 people, 99% of whom are Thai nationals. An additional 572 long-term contractors are employed as mining contractors and in other service functions. The contractors are local and national Thai companies, and the vast majority of their employees are Thai. In addition, Kingsgate employs 28 geologists and associated permanent and temporary staff engaged in mine site and regional exploration throughout Thailand.



Public Safety Through Stakeholder Engagement

The Chatree mine has taken a proactive approach to managing emergencies both at the mine and in the local communities by forming an Emergency Response Team. The team trains regularly in emergency procedures, including fire fighting, CPR/first aid and casualty transfers. These skills are made available to local communities via a coordinated approach with provincial authorities.

A six member 'crack' team, registered as Public Rescuers with Phitchit province, work with civilian volunteers to help in emergency situations such as flood, fire or road accidents, and have their own distinctive uniform.

The contractor workforce increased by 23% in 2006 due to longer waste haulage distances and construction activities associated with the raising of the Tailings Storage Facility.

Where possible, local community members are employed preferentially and local contractors are commissioned to undertake work at the mine or on exploration tenements. The contractors carry out open pit mining, as well as providing employee transport, cooking and eating facilities, security and other services.

Akara, like all resource companies operating in the global market, experienced higher raw material costs and a tightening labour market in 2006. Despite this, Chatree's labour turnover rate increased only slightly from 4.6% to 5.4% in 2006. The company has a policy to improve the quality of life for women workers who comprise approximately 13% of the workforce and 20% of the senior management team are female.

Akara has applied for certification of the Chatree operation to the international SA 8000 accreditation for Social Accountability and the Thai Labour Standard (TLS 8001) and is awaiting certification audits for both. These Standards provide for labour protection, welfare, employee relations and health and safety, as well as the Conventions of the International Labour Organisation and United Nations.

In 2006 the company was awarded the Prime Minister's 'Best Practice Award for Employee Welfare' for the fourth year running. Akara was also awarded the Ministry of Labour 'Best Practice Award for Labour Relations' for the second year running.

In August 2006, Kingsgate/Akara won the 'Environmental Excellence Award 2006' in the AustCham Thailand Business Awards. The Awards recognise the achievements of Thai, Australian and other businesses in their contributions to building strong economic ties between Thailand and Australia. In addition to the environmental award, the independent judges then awarded Kingsgate/Akara the overall 'Business of the Year 2006 Award'.

Mine management encourages employees to participate in social functions. The mine sponsors a range of local sporting activities including a soccer competition, aerobics and social tennis in addition to a number of employee social functions.

Safety Performance

Safety in the workplace is integral to Chatree's operational and sustainability policies and the mine strives for an incident free environment for all employees and contractors. Chatree has developed appropriate policies, codes, procedures and ongoing training to help maintain an accident free work place.

Table 8: Safety Performance (Chatree Mine Employees and Contractors)

	2006	2005	2004	2003	2002
Lost time injuries	0	0	0	1	0
Total recordable injuries	4	2	3	1	2
Total injuries	24	10	16	25	21
LTIFR*	0	0	0	1.1	0
TRIFR*	2.0	1.3	2.2	1.1	1.8
TIFR*	12.0	6.4	11.8	26.3	18.4

Total recordable injuries (TRI) includes all injuries but excluding first aid cases.
Total injuries (TI) includes all injuries including first aid cases.
* per million hours worked.





All staff and contractors are required to complete the Site Safety and Environment Induction before working on the mine site. All employees are re-inducted on an annual basis and undergo further training in relation to their specific occupations.

The excellent safety performance of previous years continued in 2006 and Chatree has worked more than seven million hours with only one lost time injury up to 30 June 2006. For the year ended 30 June 2006, the Lost Time Injury Frequency Rate (LTIFR) was 0 compared with an industry average of 4.0 for Australian open cut mines (Minerals Council of Australia statistics). The mine has achieved an injury rate in the lowest quartile of international safety statistics since start-up and, on the basis of publicly available safety records (including the North American Mining Industry), is believed to be the safest metallurgical mining operation in the world. The Chatree Total Recordable Injury Frequency Rate at 2.0 per million hours worked is over 7 times better than the Australian Mining Industry average.

In recognition of Chatree's achievements in the area of health and safety in 2005, the operation was awarded a 'National Occupational Health & Safety and Environment Award' in 2006. In order to receive the award Chatree had to achieve an overall score of more than 90% on all of the standards assessed. The award was presented to Akara Mining by the Deputy Prime Minister Suwat Liptapanlop during the 22nd Annual Conference of the Asia Pacific Occupational Safety and Health Organisation in Bangkok. Chatree was also awarded the 'Zero Accident Award' by the Ministry of Labour.

Occupational Health

Chatree strives to minimise occupational health risks at the mine site and has instituted a regular monitoring program to test noise, vibration and air quality effects on employees and the surrounding communities. All employees also undergo an annual medical check-up.

Specific testing is carried out on employees working in certain sections of the operation. Chatree is continuing a range of 'fitness' for work programs for employees including random drug and alcohol testing which is carried out on all permanent and contractor employees.

Emergency Response and the Local Community

Kingsgate, through the Chatree mine takes a pro-active approach to managing emergencies. The mine has formed an Emergency Response Team with representation from all areas of the mine site. The Team trains regularly in a range of emergency procedures including fire fighting, first aid/CPR, casualty transfers, and emergency response to chemical spills.

The skills developed within the Emergency Response Team are made available to the local communities through co-ordination with the appropriate provincial authorities. Six members of the Team have been registered as Public Rescuers with the Phichit Province Public Rescue Service. Public Rescuers are civilian volunteers that help the public in emergency situations such as flood, fire and road accidents.

Training and Development

Since commencing operations, the mine has implemented an extensive range of training programs for its employees. The programs have been enormously successful as evidenced by the safety, environmental and operational performance of the mine. Performance in all aspects of the operation has been comparable with Australian mines and is a credit to the inherent skills and diligence of the Thai people.

The mine has provided basic training in all aspects of the operation but also in other areas such as risk assessment, first aid, fire fighting, chemical safety and emergency response. Specific courses are provided in Cross Cultural Management, Assertiveness and Accountability, Performance Management and Team Building.

In 2006 Chatree employees attended a range of short courses, workshops and conferences in Thailand, Laos, Indonesia, India and Australia as well as assisting in exploration activities in Peru and Chile. The courses covered areas such as environmental management, sustainable development, logistics, grade control, risk assessment, health and safety, mineral resource estimation and exploration.

Chatree has an Educational Assistance Program which encourages employees to take job-related courses thus developing their skills and potential for promotion, and improving their productivity. Chatree is currently sponsoring eight employees for a Master of Business Administration, one for a Master of Computer Science and one for a Doctorate in Geology.

Community

Chatree management encourages participation in local community events and supports a wide range of community and cultural activities including local festivals, national family days and monk leave for young male employees.



Monk Leave

It is a Thai tradition that a young man at the age of 20 spends a period of time in the Buddhist monkhood, usually after completing studies but before marriage.

Ordination traditionally takes place before the start of the rainy season. The new monk remains for a period of a week to several months, during which he undergoes spiritual training. A man who has been a monk is traditionally considered mature and able to lead a good life with thoughtfulness and wisdom.

The company is cognisant of the need for religious sensitivity. Employees at the Chatree mine are allowed up to two weeks of paid monk leave and 120 days leave in total for this purpose.

Through its community development programs, Chatree seeks to strengthen its relationships with stakeholders and introduce sustainable benefits and activities.

Community Development

Chatree's activities contribute to a wide range of stakeholder aims including business, local and national government, and community organisations. Through its community development programs, Chatree seeks to strengthen its relationships with stakeholders and introduce sustainable benefits and activities.

Chatree's community development program provides a range of opportunities for direct and indirect employment, increased access to health and education, construction of roads and water delivery infrastructure, sporting infrastructure and financial contributions to local communities through religious centres and sporting events.

Akara Mining Limited promotes education through the sponsorship of educational programs in local schools, providing scholarships to local students going on to further education, providing educational assistance to employees and hiring students as part of their school training program. In 2005-06 Akara also funded the building of new schools at Ban Khao Din and Ban Dong Long, the two villages close to the mine. These two schools and other educational facilities cost 10,000,000 Baht. The schools were opened on National Children's Day in a special ceremony attending by provincial and local government officials, community leaders, teachers and children.

In May 2006, Chatree received an award for its drug education, prevention and corrective programs in Phichit Province. The mine has also been recognised for its support of the Rajaprajanugroh Royal Foundation which provides emergency relief and support to victims of natural disasters. The Foundation also provides primary and secondary education to children of victims.

In 2006 Akara spent approximately $440,000 (13,277,000 Baht) on a range of community activities (see Table 9).

Akara's direct contribution to community, social and infrastructure development since start-up exceeds $A1,500,000. The sustainability initiatives supported by these funds are shown in Figure 3.

Capacity Building

The Chatree project contributes to capacity building at a number of levels including skilled labour, technician and professional levels at the mine, in local communities through the Company's social programs and also at the government level through interaction with various levels of government. Local villagers in particular have learned new knowledge and skills from the Chatree operation and this helps improve not just their income and quality of life but also local economies.

Aligning with Local Development Priorities

It is important that new community development activities are well researched and culturally appropriate for Thailand. In 2004-5, two consultants were engaged to analyse and advise on how best practice community development activities may be implemented at Akara in a way which is suited to the local community. Research included interviews with key Thai personnel, community and provincial leaders.

Current regional development goals at the provincial level were examined and Thai best practice examples of community development explored. Key Thai personnel undertook a site visit to a leading Thai resources company renowned for its community development initiatives and initial meetings have been held with Thai community development specialist organisations regarding collaboration in this area.

Table 9: Community Development Expenditure in 2006 ($A1= 29 Baht)

	Expenditure $	Baht
Water supply and agriculture	7,300	221,000
Education	26,700	784,000
Public health	13,800	406,000
Sport and youth	31,600	971,000
Custom and culture	71,300	2,156,000
Community and road infrastructure	220,600	6,600,000
Local government & capacity building	31,500	970,000
Religion	37,200	1,169,000
Total	440,000	13,277,000

Figure 3: Community Development Expenditure Since Start-up ($A1,500,000)


11%
5%
2%
31%
15%
11%
11%
Water supply and agriculture
Education
Public health
Sport and youth
Custom and culture
Community and road infrastructure
Local government & capacity building
Religion



Women in Management & Social Cohesion

Chatree's Environmental Coordinator, Yaowanud Chandung, worked for the Ministry of Natural Resources in Bangkok. She returned to her local village, Tapin Hin, 20km from Chatree, to work at the mine, much to the delight of her extended family and friends. Not only did she receive a higher rate of pay but her skills were recognised and she was promoted to the manager of the environmental department, and is one of the senior executives at the mine. The company has a focus on creating an environment where women are treated equally and provided opportunities to fill management positions.

Many young people are drawn to Bangkok each year from the country due to the lack of suitable employment. The Chatree mine has provided an opportunity for satisfying and rewarding careers in a poorer country area. Over 200 young people have returned from Bangkok to find work associated with mine since the mine opened, improving local social cohesion and partly reversing the social dislocation created as talented youth leave country locations.

Following these initiatives, a review of Chatree's community development function was undertaken in 2006 and several changes were implemented. These included separating the functions of Land Access and Acquisition from those of Community Development and a decision to outsource some of the Community Development activities to a Thai NGO. When fully implemented, these changes should improve the effectiveness of both functions and more closely align Community Development activities with community needs.

Community Survey

In 2006 Chatree commissioned a community survey to determine opinions, attitudes and concerns about the Chatree mining operation as part of our ongoing stakeholder engagement programs that are being reviewed and upgraded. The survey was carried out by a communication consultant in conjunction with staff at Chulalongkorn University. A cross section of provincial and local government officials were surveyed along with community leaders and local villagers. The survey was conducted by face-to-face interviews with 28 interviewees between 9-11 March 2006.

The results of the survey are summarised in Table 10.

The findings from the survey will be used by the recently restructured Community Relations Department to better co-ordinate activities and programs, and to address real and perceived community concerns.

Already the company is acting on several of the findings including increased stakeholder communication and transparency with the introduction of a monthly regional newsletter which reports all issues of local significance (not just Chatree mine issues), further initiatives on developing reliable water supplies and progress in co-ordinating mine programs with district and regional programs.

Chatree intends to repeat the survey from time to time to determine progress in addressing issues and to keep abreast of emerging issues.

Complaints

Chatree maintains a complaints register in which the nature of any public complaint, the response and the outcome are recorded. In 2006, six complaints were received from neighbouring residents relating to dust, noise and blast vibration. The issues were discussed with landowners and, in two cases, changes to blasting patterns were instigated. In the other four cases, the company instigated additional dust suppression measures to reduce dust levels.

In addition to Community Consultation, Chatree meets with an expert committee from the Department of Natural Resources that specialises on overviewing mining environmental matters, the ONEP Monitoring Committee, every 2 months to keep them informed of what is happening at the minesite with respect to environmental issues.

In 2006 the Company upgraded its stakeholder engagement programs and plans to further upgrade these efforts in 2007.

Table 10: Results of Community Survey

	Positive Results
1	High standard of operational technology
2	Employment policy that favours hiring of local people
3	Created more local jobs
4	The operation has helped maintain/ increase land values
5	Supports community activities
6	Policies have resulted in sharp drop in drug use in the community
	Negative Results
7	The operation has caused shortages of underground water supplies and concerns over water quality
8	Concerns over the mine's use of cyanide
9	The use of explosives has caused increased noise and dust levels
10	The operation has caused some social conflict related to land sales
	Expectations / Desires
11	Akara should develop a mechanism for better co-ordination between the mine, district and provincial community programs
12	Participate in the Royal project to build a new canal to alleviate water shortages
13	Co-operate with communities to develop a reliable water supply system
14	Become more transparent over environmental issues
15	Limit operating hours to preserve quality of life in communities
16	Provide mobile healthcare for local communities
17	Promote sport among local villages

OUR ECONOMIC CONTRIBUTION

Kingsgate believes that mining developments should result in the sharing of benefits for all stakeholders.



Kingsgate is committed to long term investment in Thailand with Thai partners.

Economic Contribution

Chatree is located in a relatively infertile region of Thailand, east of the Nan River on the border of the provinces of Phichit and Phetchabun. Most people in the Chatree vicinity are farmers in an area that provides few other employment opportunities. The farmers are relatively poor and their children are often forced to seek employment away from home in Bangkok and other larger towns. The Chatree operation offers alternative employment opportunities and regional economic advancement, and it helps reduce migration to urban areas. The Chatree mine had 265 employees, exploration 86 employees, plus 572 long term contractors. 99% of the workforce were Thai nationals. In addition, Kingsgate employs 22 geologists and 64 associated permanent and temporary staff in mine site and regional exploration throughout Thailand.

Thai employees benefit through:

- Knowledge transfer.
- Technology transfer.
- Training and localisation programs.

Kingsgate believes that mining developments should result in the sharing of benefits for all stakeholders. While contributing to the Thai economy through goods, services taxes, etc, Kingsgate also seeks to promote economic independence in local communities and to assist small business.

Most opportunities are contracts with the company on mine related services but Chatree's long term aim is to diversify local enterprises beyond mining activities. Where the potential exists, we encourage and support improvements in the subsistence economy. To this end we are seeking potential partners whose objectives are aligned with our own, who understand Thailand and the problems associated with rural poverty and inadequate local employment, and who are committed to improving the quality of life in rural areas.

To promote these aims Chatree has, since commencing operations, proactively sourced more of its goods and services from Thailand in preference to importing them from Australia and other countries. The company promotes a 'Buy Thai' policy which has seen the value of goods and services supplied by Thailand increase steadily since the mine began operations. Today more than 80% of the mine's warehouse items are sourced from within the country.

Some recent examples of this policy include purchasing fire assay crucibles from the local ceramics industry and vetiver sprouts from local villagers. Vetiver grass is used widely around the mine for rehabilitation activities. Chatree now buys vetiver sprouts from local villagers creating income of more than 500,000 Baht a year for the local community.

Substantial payments are made in the form of wages, taxes, royalties, goods and services all of which have a major benefit on the local economy.

Workforce in 2006

Chatree Employees	
Local Thai employees	192
Other Thai nationals	65
Expatriates – Chatree mine	8
Total Chatree employees	**265**
Contractors	572
Exploration – Thai national	84
Exploration – Expatriate	2
Total workforce	**923**

99% of workforce are Thai nationals

In 2006, Chatree spent US$40.9 million on goods and services of which 19% was spent in local provinces and a further 67% in the rest of Thailand. In addition, US$1.50 million was paid in royalties and US$0.8 million in taxes and duties.

Business Performance

Operations

The Chatree mine overcame some operational challenges during the year to finish strongly at year end. Operational highlights included:

- Gold production of 140,071 ounces, achieved at a cash cost of US$206 per ounce.
- Increased mining rates and development of new A pit at Chatree North.
- Higher plant throughput following the plant expansion and new pebble crusher.
- Heightened exploration activity leading to substantial increases in resources.
- Vigorous permitting activity for new mining and exploration leases.
- Excellent safety and environmental performance.

Figure 4: Expenditure by Region US$M


0.77
5.01
27.37
Thailand – Local provinces
Thailand – Other provinces
Australia
Other overseas
Total US$40.88 million





Corporate

The Royal Board of Investment in Thailand has sponsored the Chatree project as part of its strategy to encourage foreign investment in underdeveloped areas in Thailand. As such, all local and foreign investors, including Kingsgate, are awarded an 8 year tax holiday and a five year exemption from import duties on consumables not manufactured in Thailand. Consequently, taxes, duties and royalties are lower than would normally be expected but will increase in future years. The country has benefited from direct employment, purchase of goods and services, community investment, and reinvestment in the operation through expansion and exploration activities. This expenditure is estimated to be in excess of $130 million at 30 June 2006.

Reinvestment in Thailand

Kingsgate is committed to long term investment in Thailand with Thai partners. Since start-up, all of Chatree's operating cash flow (more than $100 million) has been reinvested back in the country, principally in mine and mill expansion programs, exploration to extend the mine life, land access and community programs.



Crucibles & The 'Buy Thai' Policy

Every day the mine laboratory analyses numerous samples for gold and silver values. Each sample is placed in a small ceramic crucible prior to being heated to over 1200°C in a gold fire assay oven. Over 40,000 crucibles were used each year, with the crucibles being imported from Australia, where the suppliers were well respected in the gold industry.

Local ceramic manufacturers were visited around Lampang, in northern Thailand, in 2002, with the view to having the crucibles made locally. Initial trials had mixed success with some batches having a high rate of breakages. The local mine team urged the company to be persistent. Large orders were made for machine made crucibles, with tighter quality controls prior to transport. Although this was an economic risk, the first batch was a reasonable quality with the standard improving through 2003. By 2004, each crucible could be used three to five times. Now, the mine obtains all of its crucibles locally and the manufacturer exports these to Australia for use in the gold industry at a price substantially lower than the Australian product.

Table 11: Value Added and Distribution for Kingsgate (US$M)

Economic Value Added		Value Distribution	
Gold and silver sales	53.9	Wages and salaries*	6.0
Interest Income	0.6	Royalties and duties*	2.3
Other revenue	0.4	Payments to suppliers*	37.6
		Reinvestment In Thailand	
		- Community investment	0.3
		- Plant and equipment	11.3
		- Exploration and evaluation	10.4
		Debt service / interest	0.6
		Dividends paid to shareholders	5.5
		Cash utilised	(20.1)
		Exploration outside Thailand	1.0
Value Added	**54.9**	**Value Distribution**	**54.9**

*Significant components of these distributions (all for royalties and duties) were incurred in Thailand.



THE FUTURE

The outlook for next year is positive and current expectations are for gold production to be similar to 2006 at cash cost in the lowest quartile globally.



Kingsgate has commenced exploration of recently granted tenements in Peru and Chile and has established an office in Argentina.

Mine Life and Exploration

Chatree continues to add value to the business through exploration and evaluation and the expanded exploration effort has produced excellent results. Kingsgate now regards the Chatree region as a potential new world class gold province and to date has spent US$35 million on exploration. The company is planning to spend a further US$10 million in 2006/07.

Kingsgate believes the geology of Central Thailand is highly prospective for major occurrences of gold and copper. We now hold more than 1,700 square kilometres of prospective ground and have introduced the most advanced exploration techniques to our programs. We are continuing both near-mine exploration drilling and also regional exploration programs in Central Thailand.

Project generation is underway in other provinces of Thailand. In 2006, thirteen new SPLs (Special Prospecting Licences) were applied for in the provinces of Rayong and Chantaburi, eastern Thailand, covering an area of 205 square kilometres. The new licence applications are located approximately 170 kilometres southeast of Bangkok or 350 kilometres south of the Chatree Gold Mine. These applications increased the total number of exploration leases in Thailand to 114 which cover an area of 1,712 square kilometres.

The company has identified a number of significant surface anomalies, many associated with strong geophysical responses. Ten high priority targets have been identified. Among these are the Singto and Chang Puek prospects located 17 kilometres and 24 kilometres from the Chatree Gold Mine respectively, where encouraging gold and copper assay results have been received.

Resources at Chatree North are now merging into one large system over an area of three kilometres by one kilometre. Current geological work is focused on increasing resources further north from the identified mineralisation at A East and the new discovery area.

The company has applied for additional mining leases at Chatree North. One lease was granted in October 2005 and permitting is well advanced for the remaining leases. Surface works began on the newly granted lease and ore production from the new A pit commenced during the March quarter of 2006. The new pit is supplying softer oxide ore to the regular mill feed and will replace existing ore sources over time.

Kingsgate is re-evaluating the project scale as gold resources continue to increase. Scope to significantly increase the plant capacity has been evaluated in light of the exploration potential of the area. The scoping study was completed in 2005 which reviewed plant throughput rates of 3, 4 and 5 million tonnes per annum. The 5 million tonne per annum plant throughput rate was selected. In 2006 the study was extended to incorporate the feasibility of increasing silver recovery to about 70% compared with about 44% at present. This was done in light of the current high silver price and the large silver reserves (15 million ounces) in the Chatree North area.

Kingsgate is fostering a long term partnership with Thailand to develop the country's gold resources for the benefit of both parties. We have invested all operating cash flows since startup from the Chatree operation back in the country through mine expansion and exploration to extend the mine life.

The outlook for next year is positive and current expectations are for gold production to be similar to 2006 at cash cost in the lowest quartile globally. Gold production is likely to increase significantly to about 300,000 ounces per year from 2008 onwards, following implementation of the project review.

Corporate Initiatives

Exploration in South America

Kingsgate continued to advance its exploration activities in South America. It has commenced exploring recently granted tenements in Peru and Chile and established an office in Argentina. In Chile the focus was on a 3,300m RC drill program on the San Luis epithermal gold vein prospect near Copiapo.

In Argentina the Company has appointed two geologists and established an exploration office in San Juan. Initial work includes database preparation to assist in identifying large epithermal gold-silver deposits in the provinces of Mendoza, Neuquén, Chubut and Santa Cruz.

Acquires 22% of Andean Resources

Kingsgate has acquired a 22% interest in Andean Resources Limited. Andean owns the advanced Cerro Negro exploration project in southern Argentina. The project bears many geological similarities to Chatree and Kingsgate believes that it can contribute to its potential development for the benefit all stakeholders.

Although Kingsgate does not have sufficient ownership to gain management or Board control, the Company's current management was responsible for initiating and setting up Andean's protocols and procedures in establishing responsible practices for exploration and mine development with due regard for the environment and the principles of sustainable development.

TABLES AND DATA

Table 1: Land Management

Land	Area (ha)	
Mining Leases	354	
Rehabilitation (ha)	2005	Project to Date
Area of land disturbed	62.3	354.3
Area of land rehabilitated	5.9	51.1
Area of land available for rehabilitation	12.3	12.3

Table 2: Energy Use and Greenhouse Emissions

Energy Use	2006	2005	2004	2003
Electricity (MWh)	67,990	63,433	53,253	40,220
Diesel fuel – mobile sources (litres)	8,809,107	7,078,571	4,891,487	2,277,107
LPG / Propane (tonnes)	293	271	295	281
Explosives (tonnes)	2,072	2,276	1,123	472
CO_2 Emissions (tonnes)	2006	2005	2004	2003
From electricity	35,899	33,493*	28,118*	21,236*
From mobile equipment	23,697	19,041	13,158	6,126
From LPG	849	786	856	814**
From explosives	340	373	184	77
Total	**60,785**	**53,693**	**42,316**	**28,253**

* Restated using WBCSD/WRI emission factor for electricity generation.

**Adjusted from 2003 report.

Table 3: Assurance Programs

Assurance Program	Type	Business Aspect	Internal or External Verified
AMI Enduring Value Code	Audit	Environment	E
Env Licence Compliance	Review	Statutory	I
Tailings Management System	Audit	Waste management	E
ISO 9001	Audit	Quality assurance	I & E
ISO 14001	Audit	Environment	I & E
OHSAS 18001	Audit	Occupational Health & Safety	I & E

Table 4: Environmental Incidents

Category	Definition	2006	2005	2004	2003
Level 1	Low severity (includes minor oil spills <10 litres)	15	2	2	3
Level 2	Minor severity (one-off occurrence)	0	0	0	0
Level 3	Minor severity (repeated occurrence)	0	0	0	0
Level 4	Medium occurrence (effects can be reversed)	0	0	0	0
Level 5	High severity (non-reversible, serious impact)	0	0	0	0

Table 5: Material Inputs and Outputs

Inputs	
Water (ML)	
Raw water	350
Recycled water	2,269
Total water	2,619
Energy	
Electricity (MWh)	67,990
Diesel fuel – mobile sources (litres)	8,809,107
LPG (tonnes)	283
Explosives (tonnes)	2,072
Ore	
Tonnes	2,000,264
Chemicals (tonnes)	
Cyanide	684
Hydrochloric acid	182
Lime	2,478
Carbon	27

Outputs	
Water (ML)	
Discharge to surface waters	0
Landfill (m^3)	
Landfill	1,400
CO_2 Emissions (tonnes)	
From electricity	35,899
From mobile sources	23,697
From LPG	849
From explosives	340
Total	**60,785**
Waste (tonnes)	
Milled tailings	2,000,264
Waste rock to surface dumps	12,110,000
Product (ounces)	
Gold	140,071
Silver	459,701

Further information

In Sydney, Australia

Gavin Thomas
Chief Executive Officer
Kingsgate Consolidated Limited
Level 8, 14 Martin Place
Sydney, New South Wales, 2000
Tel: +61 2 8256 4800
Fax: +61 2 8256 4810
Email: info@kingsgate.com.au

In Bangkok, Thailand

Surapol Udompornwirat
Executive Vice President
Akara Mining Limited
21st Floor, No 1 Soi Sifa
Phaholyothin Road, Phayathai
Bangkok 10400
Tel: +66 2 617 0771-2
Fax: +66 2 617 0773
Email: akaramin@loxinfo.co.th

At Chatree Gold Mine, Thailand

Phil MacIntyre
General Manager
Yaowanud Chandung
Environmental Coordinator
No. 99 Moo 9, Khao Chet Luk
Thap Klao, Phichit 66230
Tel: +66 56 614 195
Fax: +66 56 614 190
Email: admincgm@chatree.com

The following are available on request:

- Code of Business Conduct
- Sustainability Policy
- Environmental Policy
- Safety Policy
- Annual Reports (1997-2006)
- Sustainability Reports (2003-2006)
- Quarterly Reports

Kingsgate web site

To access electronic versions of this and other Kingsgate reports, please visit Kingsgate's web site at:

www.kingsgate.com.au

Designed and produced by Enterprise Marketing. Telephone (02) 9953 2988
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Kingsgate
Consolidated Limited

Kingsgate Consolidated Limited
ABN 42 000 837 472

Registered Office and Principal Business Office
Level 8, 14 Martin Place,
Sydney, New South Wales, 2000
Tel +61 2 8256 4800
Fax +61 2 8256 4810
Email: info@kingsgate.com.au

Website: www.kingsgate.com.au

KCN:ASX



Kingsgate
Consolidated Limited

ABN 42 000 837 472

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